INTERIM REPORT
For the nine months ended
September 30, 2020

Consolidated Financial Statements

Consolidated Balance Sheets
as at September 30, 2020 and December 31, 2019
(unaudited - US$ millions)

	Notes	September 30, 2020	December 31, 2019
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $103.9; December 31, 2019 – $5.5)	3, 5, 19	1,153.0	975.5
Insurance contract receivables		6,035.9	5,435.0

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $669.8; December 31, 2019 – $664.8)	5, 19	11,386.6	10,021.3
Bonds (cost $15,841.2; December 31, 2019 – $15,353.9)	5	16,464.1	15,618.1
Preferred stocks (cost $263.6; December 31, 2019 – $241.3)	5	582.9	578.2
Common stocks (cost $4,510.3; December 31, 2019 – $4,158.2)	3, 5	3,910.6	4,246.6
Investments in associates (fair value $3,970.3; December 31, 2019 – $4,521.7)	3, 5, 6	4,792.5	4,360.2
Derivatives and other invested assets (cost $1,023.9; December 31, 2019 – $1,168.7)	5, 7	698.7	759.1
Assets pledged for short sale and derivative obligations (cost $194.3; December 31, 2019 – $146.7)	5, 7	194.8	146.9
Fairfax India cash, portfolio investments and investments in associates (fair value $2,714.2; December 31, 2019 – $3,559.6 inclusive of Fairfax Africa)	5, 6, 15, 19	1,835.3	2,504.6
		39,865.5	38,235.0

Assets held for sale	15	351.6	2,785.6
Deferred premium acquisition costs		1,482.0	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $683.5; December 31, 2019 – $637.3)	8, 9	9,930.9	9,155.8
Deferred income taxes		612.4	375.9
Goodwill and intangible assets		6,196.6	6,194.1
Other assets		5,712.6	6,007.3
Total assets		71,340.5	70,508.5

Liabilities
Accounts payable and accrued liabilities		4,792.2	4,814.1
Short sale and derivative obligations (including at the holding company – $57.1; December 31, 2019 – $0.3)	5, 7	209.5	205.9
Liabilities associated with assets held for sale	15	239.6	2,035.1
Insurance contract payables		3,069.6	2,591.0
Insurance contract liabilities	8	37,993.6	35,722.6
Borrowings – holding company and insurance and reinsurance companies	10	6,516.7	5,156.9
Borrowings – non-insurance companies	10	2,132.9	2,075.7
Total liabilities		54,954.1	52,601.3

Equity	11
Common shareholders’ equity		11,600.8	13,042.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		12,936.3	14,378.1
Non-controlling interests		3,450.1	3,529.1
Total equity		16,386.4	17,907.2
		71,340.5	70,508.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2020 and 2019
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2020	2019	2020	2019
Income
Gross premiums written	17	4,743.2	4,211.6	14,221.6	13,273.6
Net premiums written	17	3,735.2	3,318.3	11,137.1	10,614.1

Gross premiums earned		4,632.4	4,159.1	13,107.7	12,341.3
Premiums ceded to reinsurers		(1,060.6)	(893.6)	(2,814.6)	(2,394.0)
Net premiums earned	17	3,571.8	3,265.5	10,293.1	9,947.3
Interest and dividends		181.8	214.9	604.7	672.4
Share of profit (loss) of associates	6	50.8	149.6	(177.5)	415.1
Net gains (losses) on investments	5	(27.3)	(96.7)	(922.7)	1,075.8
Gain on deconsolidation of insurance subsidiary	15	—	—	117.1	—
Other revenue	17	1,215.5	1,392.6	3,302.1	3,889.2
		4,992.6	4,925.9	13,216.8	15,999.8
Expenses
Losses on claims, gross	8	2,961.2	2,600.1	8,713.7	8,283.3
Losses on claims, ceded to reinsurers		(594.9)	(488.5)	(1,894.4)	(1,759.0)
Losses on claims, net	18	2,366.3	2,111.6	6,819.3	6,524.3
Operating expenses	18	617.2	609.3	1,893.7	1,821.6
Commissions, net	9	616.6	560.8	1,734.3	1,624.8
Interest expense	10	120.9	121.5	358.8	355.0
Other expenses	17, 18	1,192.1	1,452.8	3,403.8	3,880.5
		4,913.1	4,856.0	14,209.9	14,206.2
Earnings (loss) before income taxes		79.5	69.9	(993.1)	1,793.6
Provision for (recovery of) income taxes	13	37.7	(4.5)	(72.1)	325.1
Net earnings (loss)		41.8	74.4	(921.0)	1,468.5

Attributable to:
Shareholders of Fairfax		133.7	68.6	(690.7)	1,332.1
Non-controlling interests		(91.9)	5.8	(230.3)	136.4
		41.8	74.4	(921.0)	1,468.5

Net earnings (loss) per share	12	$4.66	$2.13	$(27.27)	$48.20
Net earnings (loss) per diluted share	12	$4.44	$2.04	$(27.27)	$46.23
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	26,306	26,851	26,532	26,926

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2020 and 2019
(unaudited – US$ millions)

		Third quarter		First nine months
	Notes	2020	2019	2020	2019

Net earnings (loss)		41.8	74.4	(921.0)	1,468.5

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations		88.5	(182.2)	(370.9)	(31.8)
Gains (losses) on hedge of net investment in Canadian subsidiaries		(40.2)	27.9	63.1	(61.2)
Gains (losses) on hedge of net investment in European operations	7	(36.6)	13.5	(38.2)	(26.3)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans		89.9	(50.9)	1.0	(61.9)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	15	—	—	161.9	—
		101.6	(191.7)	(183.1)	(181.2)
Items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans		(1.3)	—	(28.4)	—
Share of net gains on defined benefit plans of associates		3.1	6.7	14.3	25.2
		1.8	6.7	(14.1)	25.2

Other comprehensive income (loss), net of income taxes		103.4	(185.0)	(197.2)	(156.0)

Comprehensive income (loss)		145.2	(110.6)	(1,118.2)	1,312.5

Attributable to:
Shareholders of Fairfax		198.3	(49.7)	(797.3)	1,219.4
Non-controlling interests		(53.1)	(60.9)	(320.9)	93.1
		145.2	(110.6)	(1,118.2)	1,312.5

	Third quarter		First nine months
	2020	2019	2020	2019
Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	2.0	(2.8)	8.7	(4.1)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	—	—	0.4	—
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(8.5)	5.0	(4.2)	5.7
	(6.5)	2.2	4.9	1.6
Income tax on items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans	0.5	—	10.5	—
Share of net gains on defined benefit plans of associates	(0.7)	(1.1)	(2.3)	(4.3)
	(0.2)	(1.1)	8.2	(4.3)

Total income tax (expense) recovery	(6.7)	1.1	13.1	(2.7)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2020 and 2019
(unaudited - US$ millions)

	Common shares(1)	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net loss for the period	—	—	—	(690.7)	—	(690.7)	—	(690.7)	(230.3)	(921.0)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(292.9)	(292.9)	—	(292.9)	(78.0)	(370.9)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	63.1	63.1	—	63.1	—	63.1
Losses on hedge of net investment in European operations	—	—	—	—	(38.2)	(38.2)	—	(38.2)	—	(38.2)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	11.8	11.8	—	11.8	(10.8)	1.0
Net unrealized foreign currency translation losses reclassified to net loss (note 15)	—	—	—	—	161.9	161.9	—	161.9	—	161.9
Net losses on defined benefit plans	—	—	—	—	(27.8)	(27.8)	—	(27.8)	(0.6)	(28.4)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	15.5	15.5	—	15.5	(1.2)	14.3
Issuances for share-based payments	—	54.6	(58.8)	—	—	(4.2)	—	(4.2)	(0.3)	(4.5)
Purchases and amortization for share-based payments	—	(132.3)	65.6	—	—	(66.7)	—	(66.7)	4.9	(61.8)
Purchases for cancellation	(72.6)	—	—	(14.3)	—	(86.9)	—	(86.9)	—	(86.9)
Common share dividends	—	—	—	(275.7)	—	(275.7)	—	(275.7)	(158.2)	(433.9)
Preferred share dividends	—	—	—	(32.9)	—	(32.9)	—	(32.9)	—	(32.9)
Acquisition of subsidiary (note 15)	—	—	—	—	—	—	—	—	94.2	94.2
Deconsolidation of subsidiary (note 15)	—	9.5	(6.4)	(57.8)	28.0	(26.7)	—	(26.7)	340.4	313.7
Other net changes in capitalization (note 11)	—	—	(0.4)	(151.0)	—	(151.4)	—	(151.4)	(39.1)	(190.5)
Balance as of September 30, 2020	6,724.6	(729.3)	239.0	6,156.8	(790.3)	11,600.8	1,335.5	12,936.3	3,450.1	16,386.4

Balance as of January 1, 2019	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings for the period	—	—	—	1,332.1	—	1,332.1	—	1,332.1	136.4	1,468.5
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(7.6)	(7.6)	—	(7.6)	(24.2)	(31.8)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(61.2)	(61.2)	—	(61.2)	—	(61.2)
Losses on hedge of net investment in European operations	—	—	—	—	(26.3)	(26.3)	—	(26.3)	—	(26.3)
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(43.6)	(43.6)	—	(43.6)	(18.3)	(61.9)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	26.0	26.0	—	26.0	(0.8)	25.2
Issuances for share-based payments	—	26.9	(30.2)	—	—	(3.3)	—	(3.3)	—	(3.3)
Purchases and amortization for share-based payments	—	(104.3)	55.4	—	—	(48.9)	—	(48.9)	3.9	(45.0)
Purchases for cancellation	(61.8)	—	—	(56.2)	—	(118.0)	—	(118.0)	—	(118.0)
Common share dividends	—	—	—	(278.0)	—	(278.0)	—	(278.0)	(166.8)	(444.8)
Preferred share dividends	—	—	—	(34.2)	—	(34.2)	—	(34.2)	—	(34.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	145.8	145.8
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	(466.2)	(466.2)
Other net changes in capitalization	—	—	(5.7)	(93.4)	—	(99.1)	—	(99.1)	29.0	(70.1)
Balance as of September 30, 2019	6,797.2	(664.9)	228.4	6,734.5	(678.0)	12,417.2	1,335.5	13,752.7	3,889.2	17,641.9
(1)    Includes multiple voting shares with a carrying value of $3.8 at January 1, 2019, September 30, 2019, January 1, 2020 and September 30, 2020.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2020 and 2019
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2020	2019	2020	2019
Operating activities
Net earnings (loss)		41.8	74.4	(921.0)	1,468.5
Depreciation, amortization and impairment charges	18	159.4	185.7	548.6	459.4
Net bond discount amortization		(3.7)	(47.2)	(25.3)	(101.1)
Amortization of share-based payment awards		21.6	19.1	65.6	55.4
Share of (profit) loss of associates	6	(50.8)	(149.6)	177.5	(415.1)
Deferred income taxes	13	(47.3)	(51.1)	(207.0)	180.2
Net (gains) losses on investments	5, 15	27.2	96.4	925.0	(1,068.2)
Gain on deconsolidation of insurance subsidiary	15	—	—	(117.1)	—
Loss on repurchase of borrowings	10	—	23.7	—	23.7
Net (increase) decrease in fair value of investment property	5	0.1	0.3	(2.3)	(7.6)
Net purchases of securities classified at FVTPL	19	(846.3)	(126.1)	(1,698.1)	(1,068.3)
Changes in operating assets and liabilities		1,010.3	690.2	1,588.5	1,197.7
Cash provided by operating activities		312.3	715.8	334.4	724.6

Investing activities
Sales of investments in associates	6	74.4	14.3	106.4	249.8
Purchases of investments in associates	6	(2.2)	(111.7)	(15.6)	(529.3)
Net purchases of premises and equipment and intangible assets		(86.9)	(99.7)	(226.3)	(221.9)
Net purchases of investment property	5	(0.1)	(4.8)	(2.2)	(175.8)
Purchases of subsidiaries, net of cash acquired		—	(16.2)	—	(211.7)
Deconsolidation of subsidiary, net of cash divested	15	—	—	221.7	(41.6)
Cash provided by (used in) investing activities		(14.8)	(218.1)	84.0	(930.5)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	—	645.0	456.5
Repayments		—	(326.7)	(0.2)	(326.7)
Net borrowings (repayments) on revolving credit facilities		(228.0)	(5.0)	742.0	614.1
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		18.1	2.0	74.9	269.1
Repayments		(20.6)	(3.6)	(61.4)	(271.9)
Net borrowings (repayments) on revolving credit facilities and short term loans		(132.1)	94.9	74.6	86.7
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(15.8)	(17.5)	(46.9)	(41.0)
Principal payments on lease liabilities - non-insurance companies		(42.6)	(41.6)	(123.9)	(121.6)
Subordinate voting shares:	11
Purchases for treasury		(12.1)	(29.8)	(132.3)	(104.3)
Purchases for cancellation		(19.9)	—	(86.9)	(118.0)
Common share dividends		—	—	(275.7)	(278.0)
Preferred share dividends		(11.0)	(11.4)	(32.9)	(34.2)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		—	1.4	—	43.2
Purchases of non-controlling interests	11	(223.0)	(85.5)	(244.6)	(122.2)
Sales to non-controlling interests		—	—	—	1.3
Dividends paid to non-controlling interests	11	(5.1)	(7.3)	(158.2)	(188.7)
Cash provided by (used in) financing activities		(692.1)	(430.1)	373.5	(135.7)
Increase (decrease) in cash and cash equivalents		(394.6)	67.6	791.9	(341.6)
Cash and cash equivalents – beginning of period		4,975.3	4,159.2	3,863.3	4,536.9
Foreign currency translation		52.3	(37.2)	(22.2)	(5.7)
Cash and cash equivalents – end of period	19	4,633.0	4,189.6	4,633.0	4,189.6

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2020 and 2019
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value, and non-current assets and disposal groups held for sale that have been measured at the lower of carrying value and fair value less costs to sell.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on October 29, 2020.
3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2019, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.

New accounting pronouncements adopted in 2020

COVID-19-related Rent Concessions (Amendment to IFRS 16)
On May 28, 2020 the IASB issued an amendment to IFRS 16 Leases to provide an optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16. Early adoption of the amendment on April 1, 2020 in accordance with the applicable transition provisions did not have a significant impact on the company's consolidated financial statements.

Conceptual Framework for Financial Reporting ("Conceptual Framework")
The revised Conceptual Framework includes revised definitions of an asset and a liability as well as new guidance on measurement, derecognition, presentation and disclosure. It does not constitute an accounting pronouncement and did not result in any immediate change to IFRS, and will be used by the IASB and IFRS Interpretations Committee in setting future standards. Adoption of the revised Conceptual Framework on January 1, 2020 did not have an impact on the company's consolidated financial statements. The revised Conceptual Framework will apply when the company has to develop an accounting policy for an issue not addressed by IFRS.

Definition of a Business (Amendments to IFRS 3)
The amendments to IFRS 3 Business Combinations narrow the definition of a business and clarify the distinction between a business combination and an asset acquisition. Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)
The amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarify the definition of "material". Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective

During the first nine months of 2020 the IASB issued the following amendments: Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), effective January 1, 2021; and Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), Reference to the Conceptual Framework (Amendments to IFRS 3), and Annual Improvements to IFRS Standards 2018–2020, which are effective January 1, 2022. The IASB also deferred the effective date of Classification of Liabilities as Current or Non-current (Amendments to IAS 1) to January 1, 2023. The company is currently evaluating the expected impact of these pronouncements on its consolidated financial statements.

IFRS 17 Insurance Contracts ("IFRS 17")
On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches and to discount loss reserves. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The company’s adoption of IFRS 17 continues to focus on analyzing available accounting policies and implementing information technology systems and processes.

Comparatives

At December 31, 2019 the company had accounted for its 30.5% equity interest in Eurobank Ergasias Services & Holdings S.A. (“Eurobank”), a financial services provider in Greece listed on the Athens Stock Exchange, as a common stock at fair value through profit and loss on the consolidated balance sheet, with an additional 1.9% equity interest included in assets held for sale. Classification as a common stock was principally due to having judged the Hellenic Financial Stability Fund, a Greek regulatory entity with a minority shareholding in Eurobank, as holding certain veto rights that precluded the company from exercising significant influence from December 19, 2019 when regulatory restrictions on the company's voting rights in Eurobank were removed.

During the first quarter of 2020 the company concluded that it obtained significant influence over Eurobank on December 19, 2019 upon becoming able to exercise its full voting rights and corrected its accounting by revising the comparatives to apply the equity method of accounting to its investment in Eurobank for the last thirteen days of its fiscal year ended December 31, 2019. As the previously reported carrying value of Eurobank at December 31, 2019 of $1,164.4 was not significantly different from that which would have been reported under the equity method of accounting, the company reclassified its investment in Eurobank from holding company cash and investments of $123.4 and common stocks of $1,041.0 to investments in associates on the consolidated balance sheet at December 31, 2019. Accordingly, comparatives at December 31, 2019 in the notes to these interim consolidated financial statements also reflect that revision.

4.    Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2019. The broad effects of the COVID-19 pandemic on the company are described in note 16 and the effects on the company's development of critical estimates during the third quarter and first nine months of 2020 are described below.

Determination of fair value for financial instruments classified as Level 3
Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. While the company's valuation techniques for Level 3 financial instruments remained unchanged during the third quarter and first nine months of 2020, the development of unobservable inputs included added estimation uncertainty due to the global economic disruption caused by the ongoing COVID-19 pandemic. Estimates of the amount and timing of future cash flows, discount rates, growth rates and other inputs incorporated into fair value measurements of Level 3 financial instruments are inherently more difficult to determine due to the unpredictable duration and impacts of the COVID-19 pandemic, including further actions that may be taken by governments to contain it and the timing of the re-opening of the economy in various parts of the world. The company has assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions have been incorporated into the company's valuations of Level 3 financial instruments primarily through wider credit spreads and higher discount rates, as applicable, compared to those applied at December 31, 2019. There were no significant changes to the assumptions applied during the third quarter of 2020 compared to those in the second quarter of 2020. See note 5 for details of the company's Level 3 financial instruments. Additional volatility in the fair values of Level 3 financial instruments may arise in future periods if actual results differ materially from the company's estimates.
Determination of recoverable amounts for goodwill, indefinite-lived intangible assets and investments in associates
Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (‘‘CGU’’) or group of CGUs to which these assets are allocated to their recoverable amounts. The company typically uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated. Discounted cash flows are also used to estimate the recoverable amount of investments in associates that are based on a value-in-use model.

During the first six months of 2020 the company performed impairment assessments for goodwill, indefinite-lived intangible assets and investments in associates related to non-insurance sectors more significantly impacted by COVID-19. Impairment assessments were performed again in the third quarter of 2020 for the affected investments in associates as described in note 6. The analyses in the first nine months of 2020 were performed based on current market conditions, which included added estimation uncertainty in determining discounted cash flows and the underlying assumptions about discount rates, working capital requirements and other inputs, due to the unpredictable duration and impacts of the COVID-19 pandemic as described in the preceding paragraph. The company assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions were incorporated into the company's discounted cash flows used to determine recoverable amounts primarily through higher discount rates compared to those applied at December 31, 2019.

During the first six months of 2020 the company had concluded there were no significant impairments of its non-insurance goodwill and indefinite-lived intangible assets. During the third quarter of 2020 the company assessed those goodwill and indefinite-lived intangible assets for changes to indicators of impairment compared to the second quarter of 2020, determined there were no significant changes, and concluded that there were no significant impairments during the third quarter of 2020.

Additional volatility in the recoverable amounts of goodwill, indefinite-lived intangible assets and investments in associates may arise in future periods if actual results differ materially from the company's estimates.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of short sale and derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	September 30, 2020	December 31, 2019
Holding company
Cash and cash equivalents(1)	133.9	183.9
Short term investments	387.6	128.3
Bonds	398.1	395.9
Preferred stocks	4.5	4.7
Common stocks(2)	74.7	173.5
Derivatives (note 7)	50.3	83.7
	1,049.1	970.0
Assets pledged for short sale and derivative obligations:
Short term investments	102.3	2.8
Bonds	1.6	2.7
	103.9	5.5

Holding company cash and investments as presented on the consolidated balance sheet	1,153.0	975.5
Short sale and derivative obligations (note 7)	(57.1)	(0.3)
	1,095.9	975.2
Portfolio investments
Cash and cash equivalents(1)	5,016.7	3,954.5
Short term investments	6,369.9	6,066.8
Bonds	16,464.1	15,618.1
Preferred stocks	582.9	578.2
Common stocks(2)	3,910.6	4,246.6
Investments in associates (notes 3 and 6)	4,792.5	4,360.2
Derivatives (note 7)	143.0	202.7
Other invested assets(3)	555.7	556.4
	37,835.4	35,583.5
Assets pledged for short sale and derivative obligations:
Short term investments	139.7	72.4
Bonds	55.1	74.5
	194.8	146.9
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	95.6	104.7
Bonds	45.3	124.1
Common stocks	351.1	359.7
Investments in associates (note 6)	1,320.0	1,391.3
	1,812.0	1,979.8
Fairfax Africa cash, portfolio investments and associates:(4)
Cash and cash equivalents(1)	—	86.2
Short term investments	—	104.0
Bonds	—	100.1
Investments in associates (note 6)	23.3	232.9
Derivatives (note 7)	—	1.6
	23.3	524.8

Portfolio investments as presented on the consolidated balance sheet	39,865.5	38,235.0
Short sale and derivative obligations (note 7)	(152.4)	(205.6)
	39,713.1	38,029.4

Total investments, net of short sale and derivative obligations	40,809.0	39,004.6
(1)    Includes aggregate restricted cash and cash equivalents at September 30, 2020 of $698.4 (December 31, 2019 - $691.5). See note 19.
(2)    Includes aggregate investments in limited partnerships with a carrying value at September 30, 2020 of $1,734.3 (December 31, 2019 - $2,056.8).
(3)    Comprised primarily of investment property.
(4)    Fairfax Africa's assets, with the exception of its equity accounted investment in Atlas Mara, were included in assets held for sale on the consolidated balance sheet at September 30, 2020 pursuant to the transaction described in note 15.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2020 bonds containing call, put and both call and put features represented $6,966.5, $1.2 and $1,050.8 respectively (December 31, 2019 - $3,415.4, $2.6 and $952.7) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at September 30, 2020 of $341.1 (December 31, 2019 - $846.5) that economically hedge the company's exposure to interest rate risk as described in note 7. The decrease in the company's holdings of bonds due in 1 year or less was primarily due to net sales and maturities of short-dated U.S. treasury and Canadian government bonds for net proceeds of $1,821.0 and $517.9 respectively. Those proceeds were primarily reinvested into $2,016.0 of short to mid-dated high quality U.S. corporate bonds which increased the company's holdings of bonds due after 1 year through 5 years. The decrease in the company's holdings of bonds due after 10 years was primarily due to net sales of India government bonds which have earned the company a return of 8.9% since inception, including the impact of foreign exchange.

	September 30, 2020		December 31, 2019
	Amortized cost(1)	Fair value(1)	Amortized cost(2)	Fair value(2)
Due in 1 year or less	5,462.2	5,418.3	8,158.1	8,206.3
Due after 1 year through 5 years	9,514.1	10,025.2	5,872.8	5,980.8
Due after 5 years through 10 years	943.4	1,016.4	1,227.6	1,242.3
Due after 10 years	413.0	504.3	784.9	886.0
	16,332.7	16,964.2	16,043.4	16,315.4
(1)    Includes bonds held by the holding company and Fairfax India. At September 30, 2020 Fairfax Africa's bonds were included in assets held for sale on the consolidated balance sheet pursuant to the transaction described in note 15.
(2)    Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2020				December 31, 2019
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	5,246.2	—	—	5,246.2	4,329.3	—	—	4,329.3

Short term investments:
Canadian government	550.4	—	—	550.4	373.9	—	—	373.9
Canadian provincials	692.0	—	—	692.0	755.3	—	—	755.3
U.S. treasury	4,481.1	—	—	4,481.1	3,154.4	—	—	3,154.4
Other government	118.9	145.6	—	264.5	220.6	155.2	—	375.8
Corporate and other	—	1,011.5	—	1,011.5	—	1,714.9	—	1,714.9
	5,842.4	1,157.1	—	6,999.5	4,504.2	1,870.1	—	6,374.3
Bonds:
Canadian government	—	141.9	—	141.9	—	664.4	—	664.4
Canadian provincials	—	50.7	—	50.7	—	2.9	—	2.9
U.S. treasury	—	3,830.1	—	3,830.1	—	5,610.8	—	5,610.8
U.S. states and municipalities	—	353.7	—	353.7	—	216.5	—	216.5
Other government	—	1,057.1	—	1,057.1	—	1,656.0	—	1,656.0
Corporate and other	—	10,061.6	1,469.1	11,530.7	—	6,744.7	1,420.1	8,164.8
	—	15,495.1	1,469.1	16,964.2	—	14,895.3	1,420.1	16,315.4
Preferred stocks:
Canadian	—	9.6	83.7	93.3	—	8.4	82.5	90.9
U.S.	—	—	17.0	17.0	—	—	5.0	5.0
Other(2)	8.1	—	469.0	477.1	5.3	—	481.7	487.0
	8.1	9.6	569.7	587.4	5.3	8.4	569.2	582.9
Common stocks:
Canadian	532.6	82.6	158.3	773.5	577.9	103.7	114.8	796.4
U.S.	361.7	28.5	968.9	1,359.1	360.6	33.2	1,029.3	1,423.1
Other(3)	1,079.0	318.9	805.9	2,203.8	1,125.1	397.8	1,037.4	2,560.3
	1,973.3	430.0	1,933.1	4,336.4	2,063.6	534.7	2,181.5	4,779.8

Derivatives and other invested assets	0.3	83.2	665.5	749.0	—	80.1	764.3	844.4

Short sale and derivative obligations (note 7)	—	(192.3)	(17.2)	(209.5)	—	(205.9)	—	(205.9)

Holding company cash and investments and portfolio investments measured at fair value	13,070.3	16,982.7	4,620.2	34,673.2	10,902.4	17,182.7	4,935.1	33,020.2

	37.7%	49.0%	13.3%	100.0%	33.0%	52.0%	15.0%	100.0%

Investments in associates (note 6)(3)(4)	2,095.4	16.5	4,080.6	6,192.5	3,147.3	19.4	4,034.2	7,200.9
(1)    Includes restricted cash and cash equivalents at September 30, 2020 of $698.4 (December 31, 2019 - $691.5). See note 19.
(2)    Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (‘‘Digit’’). The company also holds a 49.0% equity interest in Digit that is accounted for as an investment in associate.
(3)    The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a Level 1 common stock as described in note 3.
(4)    The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting.
Valuation techniques and processes at September 30, 2020 included additional considerations related to the COVID-19 pandemic as described in note 4, with no other significant changes compared to the valuation techniques and processes described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2019.

Certain limited partnerships included in common stocks in the table above are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the first nine months of 2020 and 2019 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table.

	2020
	Private placement debt securities(1)	Private company preferred shares	Limited partnerships and other(2)(a)	Private equity funds(a)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,420.1	569.2	1,846.7	129.2	205.6	764.3	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(34.6)	(19.0)	(47.2)	1.5	12.3	(149.9)	(236.9)
Purchases	856.1	20.7	186.5	—	4.3	50.2	1,117.8
Transfer out of category due to change in accounting treatment(b)	(149.3)	—	—	—	—	—	(149.3)
Sales and distributions	(467.1)	—	(349.4)	(18.8)	(7.2)	(6.2)	(848.7)
Transfer out of category	—	—	(22.2)	—	—	—	(22.2)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income (loss)	(9.5)	(1.2)	(4.7)	(1.5)	(2.0)	(9.4)	(28.3)
Assets held for sale (note 15)	(146.6)	—	—	—	—	(0.7)	(147.3)
Balance - September 30	1,469.1	569.7	1,609.7	110.4	213.0	648.3	4,620.2

	2019
	Private placement debt securities(1)	Private company preferred shares	Limited partnerships and other(2)(a)	Private equity funds(a)	Common shares		Derivatives and other invested assets	Total
Balance - January 1	1,992.9	255.7	1,810.7	170.0	668.0		476.7	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(166.4)	19.8	100.2	(0.7)	127.9		118.0	198.8
Purchases	256.0	48.2	160.6	—	11.3		184.3	660.4
Transfer out of category	—	—	(39.0)	—	(574.3)	(c)	—	(613.3)
Sales and distributions	(367.7)	(108.7) (d)	(173.6)	(10.0)	(47.6)		(109.2)	(816.8)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income (loss)	12.6	1.5	0.8	2.2	1.8		0.8	19.7
Balance - September 30	1,727.4	216.5	1,859.7	161.5	187.1		670.6	4,822.8
(a)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(b)     On July 1, 2020 the company commenced consolidating Farmers Edge as described in note 6, which included the elimination of its investment in Farmers Edge convertible debentures.
(c)     During the first nine months of 2019 the company's investment in ICICI Lombard common stock was transferred from Level 3 to Level 1 as the Indian regulatory selling restriction placed on the company's holdings was removed. Accordingly, the company ceased applying a discount for lack of marketability (an unobservable key valuation input) to the traded market price of those holdings.
(d)     On April 17, 2019 the company derecognized its investment in AGT preferred shares of $108.7 pursuant to the acquisition of AGT.
(1)    Certain private placement debt securities are valued using industry accepted discounted cash flow models that incorporate unobservable credit spreads of the issuers. At September 30, 2020 there were 9 such investments, with an aggregate fair value of $650.6 and the largest being $319.1 (December 31, 2019 - 16 such investments, with an aggregate fair value of $1,051.0 and the largest being $442.1). By increasing (decreasing) the credit spreads by 100 basis points at September 30, 2020, the fair value of these private placement debt securities would collectively decrease by $15.4 (increase by $16.4).
(2)    Limited partnerships and other are investment funds that invest in a diverse range of industries and geographies. These investment funds were valued primarily based on net asset value statements provided by third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At September 30, 2020 limited partnerships and other consisted of 51 investments, the three largest being $264.6 (beverage manufacturing), $125.0 (oil and gas extraction) and $107.7 (primarily household appliance manufacturing) (December 31, 2019 - 49 investments, the three largest being $482.3 (beverage manufacturing), $128.9 (primarily household appliance manufacturing) and $128.3 (industrials)).

Net gains (losses) on investments

	Third quarter
	2020						2019
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	3.9		69.4		73.3		14.3		27.4		41.7
Preferred stocks	—		8.8		8.8		—		(4.2)		(4.2)
Common stocks	(14.4)		127.1		112.7		166.4		(125.4)		41.0
	(10.5)		205.3		194.8		180.7		(102.2)		78.5
Derivatives:
Common stock and equity index short positions	(152.9)	(2)	(15.3)		(168.2)		(6.1)	(2)	(9.2)		(15.3)
Common stock and equity index long positions	48.9	(2)	(58.6)		(9.7)		8.2	(2)	(16.4)		(8.2)
Equity warrant forward contracts	—		—		—		3.6	(3)	(8.4)	(3)	(4.8)
Equity warrants and options	—		24.5	(3)	24.5		—		7.7	(3)	7.7
CPI-linked derivatives	(42.2)		33.9		(8.3)		—		13.1		13.1
U.S. treasury bond forwards	(54.2)		53.0		(1.2)		(73.4)		23.3		(50.1)
Other	3.5		(0.3)		3.2		—	(3)	(24.9)	(3)	(24.9)
	(196.9)		37.2		(159.7)		(67.7)		(14.8)		(82.5)
Foreign currency net gains (losses) on:
Investing activities	0.9		73.3		74.2	(4)	5.0		(63.2)		(58.2)
Underwriting activities	(1.9)		—		(1.9)		2.8		—		2.8
Foreign currency contracts	31.0		(19.8)		11.2		(82.6)		47.2		(35.4)
	30.0		53.5		83.5		(74.8)		(16.0)		(90.8)

Disposition of associates	21.4		—		21.4	(6)	0.8		—		0.8

Non-insurance subsidiary held for sale	—		(164.0)		(164.0)	(7)	—		—		—

Other	(8.8)		5.5		(3.3)		11.4		(14.1)		(2.7)

Net gains (losses) on investments	(164.8)		137.5		(27.3)		50.4		(147.1)		(96.7)

	First nine months
	2020						2019
	Net realized gains (losses)(1)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	140.4		330.5		470.9		(264.6)	(8)	470.5	(8)	205.9
Preferred stocks	—		(0.9)		(0.9)		(23.4)		42.6		19.2
Common stocks	224.6		(831.6)		(607.0)		335.2	(9)	367.5	(9)	702.7
	365.0		(502.0)		(137.0)		47.2		880.6		927.8
Derivatives:
Common stock and equity index short positions	(438.1)	(2)	47.5		(390.6)		127.1	(2)	(15.4)		111.7
Common stock and equity index long positions	80.8	(2)	(41.8)		39.0		(53.5)	(2)	39.4		(14.1)
Equity warrant forward contracts	—		—		—		103.6	(3)	(38.4)	(3)	65.2
Equity warrants and options	—		(111.3)	(3)	(111.3)		(4.7)		55.3	(3)	50.6
CPI-linked derivatives	(275.5)		275.8		0.3		—		4.4		4.4
U.S. treasury bond forwards	(109.3)		(1.4)		(110.7)		(147.8)		39.1		(108.7)
Other	18.1		(51.5)		(33.4)		23.0	(3)	(107.2)	(3)	(84.2)
	(724.0)		117.3		(606.7)		47.7		(22.8)		24.9
Foreign currency net gains (losses) on:
Investing activities	(51.6)		43.3		(8.3)	(4)	13.6		(55.3)		(41.7)
Underwriting activities	1.5		—		1.5		18.4		—		18.4
Foreign currency contracts	(10.5)		(5.5)		(16.0)		(46.6)		(10.1)		(56.7)
	(60.6)		37.8		(22.8)		(14.6)		(65.4)		(80.0)

Disposition of associates	14.6		—		14.6	(5)(6)	10.9		—		10.9

Non-insurance subsidiaries held for sale or deconsolidated	—		(164.0)		(164.0)	(7)	171.3	(10)	—		171.3

Other	(17.2)		10.4		(6.8)		15.9		5.0		20.9

Net gains (losses) on investments	(422.2)		(500.5)		(922.7)		278.4		797.4		1,075.8
(1)     Amounts recorded in net realized gains (losses) in the first nine months of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020 as described in note 15.
(2)     Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(3)    Includes the Atlas (formerly Seaspan) $8.05 equity warrants, and forward contracts relating to commitments to purchase Tranche 2 warrants and debentures in January 2019.
(4)    Foreign currency net gains on investing activities in the third quarter of 2020 primarily related to the strengthening of the Canadian dollar and euro relative to the U.S. dollar. Foreign currency net losses on investing activities in the first nine months of 2020 primarily related to strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound.
(5)    On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.
(6)    On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 as described in note 6.
(7)    Pursuant to a proposed transaction on July 10, 2020 Fairfax Africa was classified as held for sale which resulted in a non-cash loss of $164.0 as described in note 15.

(8)    On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).
(9)    During the third quarter of 2019 the company sold a 5.0% equity interest in ICICI Lombard for gross proceeds of $361.4 and recorded net gains on investments in the third quarter and first nine months of 2019 of $39.5 and $114.0 (realized gains of $149.9, of which $110.4 and $35.9 were recorded as unrealized gains in prior quarters and prior years respectively). During the third quarter and first nine months of 2019 the company also recorded unrealized net gains on investments of $62.6 and $135.9 on its remaining 4.9% equity interest in ICICI Lombard. The aggregate net gain on investment of $102.1 recorded during the third quarter of 2019 primarily reflected to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.
(10)    On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	September 30, 2020			December 31, 2019			Third quarter		First nine months
	Owner-ship(a)	Fair value(b)	Carrying value	Owner-ship(a)(c)	Fair value(b)(c)	Carrying value(c)	2020	2019	2020	2019

Insurance and reinsurance(2)	—	1,485.2	1,187.9	—	706.5	492.1	18.8	79.1	64.8	165.4

Non-insurance(1)(3)
India
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,383.4	648.0	54.0%	1,429.8	689.3	(16.8)	9.0	(18.9)	21.1
Quess Corp Limited ("Quess")	33.2%	274.1	552.5	33.2%	332.1	704.1	0.4	1.8	(125.7)	4.9
IIFL Finance Limited ("IIFL Finance")	29.9%	121.6	223.9	35.4%	221.4	223.6	0.5	62.2	12.1	197.1
Sanmar Chemicals Group ("Sanmar")	42.9%	335.1	138.5	42.9%	412.9	178.7	(13.9)	—	(39.1)	—
CSB Bank Limited ("CSB Bank")	49.7%	221.7	158.7	49.7%	229.3	157.8	7.8	(4.8)	8.2	(5.0)
IIFL Securities Limited ("IIFL Securities")	35.4%	59.1	121.6	35.4%	65.0	121.1	2.3	0.7	7.1	0.7
Seven Islands Shipping Limited ("Seven Islands")	48.5%	91.7	93.2	48.5%	88.8	84.7	6.8	1.6	11.2	1.6
Other	—	42.4	31.2	—	24.3	32.1	0.1	(0.2)	—	(0.2)
		2,529.1	1,967.6		2,803.6	2,191.4	(12.8)	70.3	(145.1)	220.2
Africa
Atlas Mara Limited ("Atlas Mara")	42.3%	23.3	23.3	42.4%	78.1	82.3	(13.5)	(0.8)	(30.3)	(50.5)
AFGRI Holdings Proprietary Limited ("AFGRI")(4)	—	—	—	62.8%	141.0	79.6	(4.5)	(4.5)	(18.4)	24.0
Other(4)	—	—	—	—	66.3	71.0	(7.8)	(1.0)	(12.7)	(1.6)
		23.3	23.3		285.4	232.9	(25.8)	(6.3)	(61.4)	(28.1)
Agriculture
Astarta Holding N.V. ("Astarta")	28.4%	31.0	79.4	27.4%	28.9	115.5	6.6	1.0	(24.2)	(11.0)
Farmers Edge Inc. ("Farmers Edge")(5)	—	—	—	50.4%	43.8	41.0	—	(9.7)	(21.8)	(29.4)
		31.0	79.4		72.7	156.5	6.6	(8.7)	(46.0)	(40.4)

Real estate	—	167.6	161.5	—	179.8	173.7	(3.9)	(2.0)	(8.7)	53.7

Other
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(6)	30.5%	499.4	1,136.5	30.5%	1,164.4	1,164.4	30.3	—	6.2	—
Atlas Corp. ("Atlas", formerly Seaspan Corporation)(7)	36.6%	805.9	895.9	32.5%	994.5	626.9	19.4	6.4	97.6	96.7
Resolute Forest Products Inc. ("Resolute")	28.8%	110.7	165.9	27.7%	104.0	207.5	2.7	4.1	(74.3)	11.6
Partnerships, trusts and other(8)	—	540.3	517.8	—	890.0	739.0	15.5	6.7	(10.6)	(64.0)
		1,956.3	2,716.1		3,152.9	2,737.8	67.9	17.2	18.9	44.3
		4,707.3	4,947.9		6,494.4	5,492.3	32.0	70.5	(242.3)	249.7
		6,192.5	6,135.8		7,200.9	5,984.4	50.8	149.6	(177.5)	415.1
As presented on the consolidated balance sheet:
Investments in associates		3,970.3	4,792.5		4,521.7	4,360.2
Fairfax India and Fairfax Africa investments in associates		2,222.2	1,343.3		2,679.2	1,624.2
		6,192.5	6,135.8		7,200.9	5,984.4
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.
(c)    Excludes European Run-off's investments in associates and joint ventures with a carrying value of $368.8 and a fair value of $430.5 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Atlas (formerly Seaspan Corporation), APR Energy and Resolute.

Impairment assessments

(1)    At September 30, 2020 the company conducted impairment assessments of its non-insurance associates and joint ventures that had carrying values that exceeded their fair values as determined based on current market conditions affected by the COVID-19 pandemic. From those assessments the company concluded there were no impairments except as described below.

    For certain non-insurance associates and joint ventures where the market prices of their shares were lower than carrying value, the company performed a value-in-use analysis based on multi-year free cash flow projections. A non-cash impairment charge was recorded where the recoverable amount (higher of fair value and value-in-use) was determined to be lower than the carrying value. Key assumptions for significant value-in-use analyses are set out in the table that follows.

	September 30, 2020		Impairment recorded in 2020(a)		Source of free cash flow projections	Discount rate(b)		Long term growth rate(c)
Associate or joint venture	Fair value	Carrying value	Third quarter	First nine months		September 30, 2020	December 31, 2019		Summary of cash flow and other assumptions

Eurobank(d)	499.4	1,136.5	—	—	Internal estimates consistent with third party analyst reports	9.8%	N/A	1.5%	Growth in net interest, fee and commission income comparable to industry peers, and a gradual decline in provisions expense as non-performing exposures continue to decrease.
Atlas(d)	805.9	895.9	—	—	Internal estimates consistent with third party analyst reports	9.8%	N/A	2.0%	Annual capital expenditures reverting to replacement levels in the long term and working capital requirements remaining at historical levels.
Quess(d)	274.1	552.5	—	(98.3)	Quess management	14.2%	12.8%	6.0%
Annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives.

IIFL Finance	121.6	223.9	—	—	IIFL Finance management	17.5%	N/A	3.0%	Growth in net interest income from a growing loan portfolio and a gradual decline in provisions expense that is comparable to industry peers.
Resolute	110.7	165.9	—	(56.5)	Internal estimates consistent with third party analyst reports	11.5%	10.3%	1.5%	Valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and no significant cash taxes payable in the next four years through utilization of existing tax losses.
IIFL Securities	59.1	121.6	—	—	IIFL Securities management	13.0%	12.3%	6.0%	Annual capital expenditures normalizing to levels that are comparable to non-capital intensive service-based peers and working capital requirements comparable to industry peers.
All other	112.6	133.7	(16.6)	(72.9)
	1,983.4	3,230.0	(16.6)	(227.7)
(a)    Impairments are included in share of profit (loss) of associates in the consolidated statement of earnings. All other impairments of $16.6 and $72.9 recorded during the third quarter and first nine months of 2020 included non-cash impairment charges on Atlas Mara of $16.6 and $35.0, and Astarta of nil and $26.3. Impairments recorded on associates of $12.6 during the third quarter and first nine months of 2019 included a non-cash impairment charge on Astarta of $10.1.
(b)    The discount rate is representative of the cost of capital of industry peers.
(c)    The long term growth rate is consistent with growth expectations for the industry and the economies in which each associate or joint venture operates. Long term growth rates applied at September 30, 2020 remained unchanged from those at December 31, 2019 where applicable.
(d)    At September 30, 2020 the recoverable amounts of Eurobank, Atlas and Quess represented approximately 106%, 118% and 110% of their respective carrying values. At December 31, 2019 the recoverable amount of Quess represented approximately 109% of its carrying value and value-in-use analyses were not required for Eurobank and Atlas.

Insurance and reinsurance associates and joint ventures
(2)    On March 31, 2020 the company received a 60.0% joint venture interest with a fair value of $605.0 in RiverStone Barbados pursuant to its contribution of European Run-off to RiverStone Barbados as described in note 15.
Non-insurance associates and joint ventures
(3)    During the first nine months of 2020 the company recognized distributions and dividends of $64.4 (2019 - $621.1) from its non-insurance associates and joint ventures.
(4)    Fairfax Africa associates, with the exception of Atlas Mara, were included in assets held for sale on the consolidated balance sheet at September 30, 2020 pursuant to the transaction described in note 15.
(5)    On July 1, 2020 the company commenced consolidating Farmers Edge as the company held convertible debentures and warrants that, together with its holdings of common shares, represented a substantive potential voting interest of approximately 67%.
(6)    The carrying value and fair value of non-insurance associates at December 31, 2019 was revised to include the company's investment in Eurobank of $1,164.4 that was previously included in holding company cash and investments and common stocks on the company's consolidated balance sheet as described in note 3.
(7)    On February 27, 2020 Seaspan Corporation ("Seaspan") completed a reorganization pursuant to which Atlas Corp. ("Atlas"), a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in ownership percentage. On February 28, 2020 Atlas acquired all issued and outstanding shares of APR Energy plc ("APR Energy") from the company and other APR Energy shareholders in an all-stock transaction at a deemed value of $388.3 (including certain Atlas shares reserved for holdback). Accordingly, the company derecognized its investment in APR Energy, recorded a pre-tax loss of $7.6, increased its equity accounted carrying value of Atlas by the fair value of the APR Energy shares exchanged (considered to be equal to the fair value of the newly issued Atlas common shares received of $178.1, which excludes the Atlas shares received by European Run-off of $45.9), and continued to apply the equity method of accounting to its investment in Atlas.
    On February 28, 2020 the company invested $100.0 in Atlas 5.50% unsecured debentures due March 1, 2027, which increased the company's aggregate investment in Atlas debentures to a principal amount of $575.0. At September 30, 2020 the company's holdings of Atlas debentures and warrants had fair values of $570.6 and $74.8 and were presented as bonds and derivatives respectively on the consolidated balance sheet.

(8)    On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 in the consolidated statement of earnings. The company and other former shareholders of Davos Brands are eligible to receive additional consideration contingent on the brand performance over the next ten years of Aviation American Gin, which is majority owned by Davos Brands.

7.    Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2020				December 31, 2019
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity contracts:
Equity total return swaps – short positions	265.8	—	—	36.9	369.8	—	—	84.6
Equity total return swaps – long positions	1,178.0	—	30.4	64.1	406.3	—	11.1	3.0
Equity warrants and options(1)	629.2	100.3	82.2	5.4	528.1	114.8	200.3	—
CPI-linked derivative contracts	75,663.0	369.0	12.1	—	99,804.7	614.9	6.7	—
U.S. treasury bond forward contracts	341.1	—	3.0	2.3	846.5	—	3.9	1.7
Foreign currency forward and swap contracts	—	—	26.8	70.7	—	1.8	55.3	114.5
Foreign currency options	—	102.3	4.3	—	—	102.7	8.2	—
Other derivative contracts	—	57.1	34.5	30.1	—	3.4	2.5	2.1
Total			193.3	209.5			288.0	205.9
(1)    Includes the company’s investment in Atlas (formerly Seaspan) $8.05 warrants with a fair value at September 30, 2020 of $74.8 (December 31, 2019 – $164.8). See note 6.
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company may maintain short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities.
During the third quarter and first nine months of 2020 the company paid net cash of $152.9 and $438.1 (2019 - paid net cash of $6.1 and received net cash of $127.1) in connection with the reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During the third quarter and first nine months of 2020 the company closed out $90.2 and $494.6 notional amount of its short equity total return swaps and recorded net losses on investments of $36.2 and $176.7 (realized losses of $79.2 and $327.3, of which $43.0 and $150.6 was recorded as unrealized losses in prior quarters and prior years). During the third quarter and first nine months of 2020 the company did not initiate any short equity total return swaps. During the first nine months of 2019 the company closed out $89.9 notional amount of its short equity total return swaps and recorded net gains on investment of $30.3 (realized losses of $7.9, of which $38.2 was recorded as unrealized losses in prior years).
During the third quarter and first nine months of 2020 the company entered into $148.8 and $1,183.9 notional amounts of long equity total return swaps for investment purposes following significant declines in global equity markets in the first quarter of 2020. At September 30, 2020 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,342.9 (December 31, 2019 - $501.5). During the third quarter and first nine months of 2020 the company received net cash of $48.9 and $80.8 (2019 - received net cash of $8.2 and paid net cash of $53.5) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the third quarter and first nine months of 2020 the company closed out $212.7 and $464.7 notional amounts of its long equity total return swaps and recorded net realized gains on investments of $52.9 and $122.3. During the third quarter and first nine months of 2019 the company did not initiate or close out any long equity total return swaps.
At September 30, 2020 the aggregate fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for short sale and derivative obligations was $298.7 (December 31, 2019 - $152.4), comprised of collateral of $205.2 (December 31, 2019 - $70.3) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $93.5 (December 31, 2019 - $82.1) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

CPI-linked derivative contracts
The company has entered into derivative contracts referenced to consumer price indexes (“CPI”) of the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2020 the company held CPI-linked derivative contracts with a fair value of $12.1 (December 31, 2019 - $6.7), notional amount of $75.7 billion (December 31, 2019 - $99.8 billion) and weighted average term until expiry of 2.9 years (December 31, 2019 - 2.8 years).
The company’s CPI-linked derivative contracts produced net losses on investments of $8.3 and net gains on investments of $0.3 in the third quarter and first nine months of 2020 (2019 - net gains of $13.1 and $4.4). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities (the contracts benefit the company during periods of decreasing CPI index values). During the third quarter and first nine months of 2020 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and United Kingdom with notional amounts of $3,506.3 and $25,171.4 matured.
U.S. treasury bond forward contracts
To economically hedge its exposure to interest rate risk (primarily exposure to long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $341.1 at September 30, 2020 (December 31, 2019 - $846.5). These contracts have an average term to maturity of less than three months and may be renewed at market rates. The company’s U.S treasury bond forward contracts produced net losses on investments of $1.2 and $110.7 in the third quarter and first nine months of 2020 (2019 - net losses of $50.1 and $108.7).
Foreign currency forward contracts
Long and short foreign currency forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from the company's foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty collateral
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Collateral deposited for the benefit of the company at September 30, 2020 consisted of cash of $24.5 and government securities of $2.8 (December 31, 2019 - $5.3 and $10.8). On the consolidated balance sheet the cash collateral is recognized within subsidiary cash and short term investments and a corresponding liability is recognized within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2020. See note 16 for details of the company's counterparty risk and the management thereof.

Hedge of net investment in European operations
At September 30, 2020 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $914.5 (December 31, 2019 - carrying value of €277.0 principal amount with a fair value of $336.2) as a hedge of its net investment in European operations with a euro functional currency. The increase in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during the first nine months of 2020 was due to the classification of Eurobank as an investment in associate (notes 3 and 6) which increased the company's net investment in European operations with a euro functional currency. During the third quarter and first nine months of 2020 the company recognized pre-tax losses of $36.6 and $38.2 (2019 - pre-tax gain of $13.5 and pre-tax loss of $26.3) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	September 30, 2020			December 31, 2019
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	8,156.4	1,772.7	6,383.7	7,222.4	1,583.7	5,638.7
Provision for losses and loss adjustment expenses	29,837.2	7,474.7	22,362.5	28,500.2	6,934.8	21,565.4
Insurance contract liabilities	37,993.6	9,247.4	28,746.2	35,722.6	8,518.5	27,204.1

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the first nine months ended September 30 were as follows:

	2020	2019
Provision for losses and loss adjustment expenses – January 1	28,500.2	29,081.7
Decrease in estimated losses and expenses for claims occurring in the prior years	(218.7)	(67.8)
Losses and expenses for claims occurring in the current year(1)	8,734.5	8,353.3
Paid on claims occurring during:
the current year	(1,575.9)	(1,661.5)
the prior years	(5,770.9)	(5,985.8)
Acquisitions of subsidiaries	—	14.3
Foreign exchange effect and other	168.0	(264.9)
Provision for losses and loss adjustment expenses – September 30	29,837.2	29,469.3
(1)    Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

The changes in provision for losses and loss adjustment expenses presented in the table above for the first nine months of 2020 exclude European Run-off's losses and loss adjustment expenses of $196.9 and the two European Run-off transactions described in the subsequent paragraphs, as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 15.
Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.
Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

9.    Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2020			December 31, 2019
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	7,497.2	(22.5)	7,474.7	6,956.7	(21.9)	6,934.8
Reinsurers’ share of paid losses	818.2	(134.7)	683.5	776.9	(139.6)	637.3
Provision for unearned premiums	1,772.7	—	1,772.7	1,583.7	—	1,583.7
	10,088.1	(157.2)	9,930.9	9,317.3	(161.5)	9,155.8
Included in commissions, net in the consolidated statement of earnings for the third quarter and first nine months of 2020 is commission income earned on premiums ceded to reinsurers of $218.8 and $588.4 (2019 - $182.0 and $484.1).

10.    Borrowings

	September 30, 2020			December 31, 2019
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	5,473.4	5,440.7	5,858.8	4,148.7	4,117.3	4,444.9
Insurance and reinsurance companies	1,066.9	1,076.0	1,107.3	1,028.1	1,039.6	1,063.8
Non-insurance companies(3)(4)	2,145.1	2,132.9	2,136.9	2,084.2	2,075.7	2,076.6
Total borrowings	8,685.4	8,649.6	9,103.0	7,261.0	7,232.6	7,585.3
(1)    Principal net of unamortized issue costs and discounts (premiums).
(2)    Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
(3)    These borrowings are non-recourse to the holding company.
(4)    At September 30, 2020 Fairfax Africa’s borrowings with a carrying value of $118.8 were included in liabilities associated with assets held for sale on the consolidated balance sheet pursuant to the transaction described in note 15.

Holding company
At March 31, 2020 the company had drawn $1,770.0 on its credit facility, solely as a precaution, to support the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic. The company repaid $800.0 during the second quarter of 2020 and a further $270.0 during the third quarter of 2020, leaving $700.0 borrowed on its credit facility at September 30, 2020 (December 31, 2019 - nil). The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of not less than $9.5 billion. At September 30, 2020 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.318:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $12.9 billion, both calculated as defined in the financial covenants.
On April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. Commissions and expenses of $5.0 were included in the carrying value of the notes. The company used $500.0 of the net proceeds from the offering towards the repayment on its credit facility as described in the preceding paragraph. On October 28, 2020 the notes were exchanged by their holders for an equal principal amount of substantially identical notes that had been registered under the U.S. Securities Act.

Non- insurance companies

On June 26, 2020 Fairfax India extended its $550.0 principal amount floating rate term loan for one year to June 28, 2021 with an option to extend for an additional year.
Pursuant to the acquisition of Horizon North on May 29, 2020 the company consolidated Horizon North's Cdn$175.0 floating rate revolving credit facility maturing December 30, 2022.
On February 21, 2020 AGT extended the maturity of its Cdn$525.0 floating rate secured senior credit facility to March 15, 2021. At September 30, 2020 there was $395.7 (Cdn$528.6) borrowed on this credit facility (December 31, 2019 - $386.9 (Cdn$501.7)).

Interest Expense
Interest expense in the third quarter and first nine months of 2020 of $120.9 and $358.8 (2019 - $121.5 and $355.0) was comprised of interest expense on borrowings of $105.7 and $311.6 (2019 - $102.3 and $304.2) and interest expense on accretion of lease liabilities of $15.2 and $47.2 (2019 - $19.2 and $50.8).

11.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2020	2019
Subordinate voting shares – January 1	26,082,299	26,489,177
Purchases for cancellation	(293,038)	(249,361)
Treasury shares acquired	(439,852)	(228,496)
Treasury shares reissued	137,812	59,967
Subordinate voting shares – September 30	25,487,221	26,071,287
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	26,235,991	26,820,057
During the third quarter and first nine months of 2020 the company purchased for cancellation 67,355 and 293,038 (2019 - nil and 249,361) subordinate voting shares under the terms of its normal course issuer bid at a cost of $19.9 and $86.9 (2019 - nil and $118.0), of which $3.2 and $14.3 (2019 - nil and $56.2) was charged to retained earnings.

During the third quarter and first nine months of 2020 the company purchased for treasury 42,169 and 439,852 subordinate voting shares on the open market at a cost of $12.1 and $132.3 (2019 - 65,815 and 228,496 subordinate voting shares at a cost of $29.8 and $104.3) for use in its share-based payment awards.

Preferred stock
On September 30, 2020 there was a net conversion of 286,891 Series H floating rate cumulative preferred shares with an aggregate carrying value of $6.8 and stated capital of Cdn$7.2 into an equal number of Series G fixed rate cumulative preferred shares. On March 31, 2020 there was a net conversion of 1,472,998 Series F floating rate cumulative preferred shares with an aggregate carrying value of $33.7 and stated capital of Cdn$36.8 into an equal number of Series E fixed rate cumulative preferred shares. The total number of preferred shares outstanding and their aggregate carrying value and stated capital remains unchanged compared to December 31, 2019.
Non-controlling interests

		Non-controlling interest				Net earnings (loss) attributable to non-controlling interests
		September 30, 2020		December 31, 2019		Third quarter		First nine months
Subsidiary	Domicile	Voting percentage	Carrying value	Voting percentage	Carrying value	2020	2019	2020	2019
Allied World(1)	Bermuda	29.1%	1,264.3	29.9%	1,256.3	19.7	13.2	39.7	65.7
Fairfax India(2)	Canada	6.7%	1,117.5	6.2%	1,117.2	(2.7)	16.5	(41.5)	87.6
Recipe(3)	Canada	38.9%	425.5	38.4%	437.5	1.1	3.7	(50.2)	19.1
Horizon North(4)	Canada	51.0%	116.6	—	—	6.1	—	9.0	—
Thomas Cook India	India	33.1%	72.2	33.1%	93.8	(6.1)	(0.7)	(19.6)	(0.8)
Brit(5)	U.K.	—	60.0	10.7%	197.4	0.5	(0.6)	(8.2)	9.9
Fairfax Africa(6)	Canada	1.6%	56.7	1.5%	195.6	(96.2)	(26.6)	(127.9)	(48.9)
All other(7)	—	—	337.3	—	231.3	(14.3)	0.3	(31.6)	3.8
			3,450.1		3,529.1	(91.9)	5.8	(230.3)	136.4
(1)    On June 30, 2020 Allied World received a capital contribution from the company of $100.0 primarily to support its underwriting plans, which increased the company’s ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019. On April 30, 2020 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others).
(2)    The carrying value of Fairfax India's non-controlling interests remained stable during the first nine months of 2020, primarily reflecting the deconsolidation of European Run-off and its investment in Fairfax India ($91.8) as described in note 15, partially offset by the non-controlling interests' share of Fairfax India's net loss ($41.5) and the weakening of the Indian Rupee relative to the U.S. dollar ($34.5). Net earnings attributable to non-controlling interests of Fairfax India in the first nine months of 2019 primarily reflected the non-controlling interests' 66.2% share of Fairfax India's share of a spin-off distribution gain at IIFL Holdings on May 31, 2019.
(3)    The decrease in carrying value of Recipe's non-controlling interests during the first nine months of 2020 primarily reflected the non-controlling interests' share of Recipe's net loss ($50.2) and the weakening of the Canadian dollar relative to the U.S. dollar ($10.1), partially offset by the deconsolidation of European Run-off and its investment in Recipe ($54.1) as described in note 15.
(4)    The company acquired Horizon North on May 29, 2020 as described in note 15.
(5)    The decrease in carrying value of Brit's non-controlling interests during the first nine months of 2020 primarily reflected the company's acquisition of the remaining shares of Brit that it did not already own on August 28, 2020 from Brit's minority shareholder (OMERS) for cash consideration of $220.0, inclusive of an accrued dividend paid of $13.6 on the shares purchased, partially offset by a third party's investment of $60.0 in Brit's newly formed subsidiary Ki insurance during the third quarter of 2020. Ki insurance is a fully digital and algorithmically-driven Lloyd’s of London syndicate that expects to commence operations in the fourth quarter of 2020. On April 9, 2020 Brit paid a dividend of $20.6 to OMERS.
(6)    The decrease in carrying value of Fairfax Africa's non-controlling interests during the first nine months of 2020 primarily reflected the non-controlling interests' share of Fairfax Africa's net loss ($127.9) which included the loss due to the classification of Fairfax Africa as held for sale ($67.2) and share of other comprehensive loss of associates ($17.2), partially offset by the deconsolidation of European Run-off and its investment in Fairfax Africa ($15.7). See note 15 for details.
(7)    The increase in carrying value of All other's non-controlling interest during the first nine months of 2020 principally reflected the deconsolidation of European Run-off and its investments in various non-insurance subsidiaries of the company as described in note 15.
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at September 30, 2020 except for Fairfax India, Recipe and Fairfax Africa whose non-controlling interest economic ownership percentages were 72.1%, 59.9% and 40.9% respectively.

The acquisition of the minority interest in Brit described in footnote (5) above decreased non-controlling interests by $189.6 and retained earnings by $30.4. The payment of dividends to the minority shareholders of Allied World and Brit described in footnotes (1) and (5) above increased non-controlling interests, and decreased retained earnings, by $107.2. These transactions were recorded in other net changes in capitalization in the consolidated statement of changes in equity.

12.    Earnings per Share
Net earnings (loss) per common share is calculated as follows using the weighted average common shares outstanding:

	Third quarter		First nine months
	2020	2019	2020	2019
Net earnings (loss) attributable to shareholders of Fairfax	133.7	68.6	(690.7)	1,332.1
Preferred share dividends	(11.0)	(11.4)	(32.9)	(34.2)
Net earnings (loss) attributable to common shareholders – basic and diluted	122.7	57.2	(723.6)	1,297.9

Weighted average common shares outstanding – basic	26,306,083	26,850,937	26,531,553	26,926,461
Share-based payment awards	1,309,855	1,196,581	—	1,150,737
Weighted average common shares outstanding – diluted	27,615,938	28,047,518	26,531,553	28,077,198

Net earnings (loss) per common share – basic	$4.66	$2.13	$(27.27)	$48.20
Net earnings (loss) per common share – diluted	$4.44	$2.04	$(27.27)	$46.23
Share-based payment awards of 1,269,553 were not included in the calculation of net loss per diluted common share for the first nine months of 2020 as inclusion of the awards would be anti-dilutive.

13.    Income Taxes
The company’s provision for (recovery of) income taxes for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2020	2019	2020	2019
Current income tax:
Current year expense	79.4	45.4	133.3	139.9
Adjustments to prior years’ income taxes	5.6	1.2	1.6	5.0
	85.0	46.6	134.9	144.9
Deferred income tax:
Origination and reversal of temporary differences	(43.5)	(47.4)	(194.6)	173.8
Adjustments to prior years' deferred income taxes	(2.7)	(2.1)	(5.0)	6.7
Other	(1.1)	(1.6)	(7.4)	(0.3)
	(47.3)	(51.1)	(207.0)	180.2

Provision for (recovery of) income taxes	37.7	(4.5)	(72.1)	325.1
A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and nine months ended September 30 were as follows:

	Third quarter
	2020					2019
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	30.8	(28.6)	(44.6)	121.9	79.5	(89.5)	42.5	(18.4)	135.3	69.9
Provision for (recovery of) income taxes	58.3	(7.0)	(24.5)	10.9	37.7	1.5	8.4	(5.8)	(8.6)	(4.5)
Net earnings (loss)	(27.5)	(21.6)	(20.1)	111.0	41.8	(91.0)	34.1	(12.6)	143.9	74.4

	First nine months
	2020					2019
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	(189.2)	(638.1)	(143.8)	(22.0)	(993.1)	119.4	961.6	123.8	588.8	1,793.6
Provision for (recovery of) income taxes	47.0	(129.3)	(2.2)	12.4	(72.1)	64.1	208.3	5.5	47.2	325.1
Net earnings (loss)	(236.2)	(508.8)	(141.6)	(34.4)	(921.0)	55.3	753.3	118.3	541.6	1,468.5
(1)    Includes Fairfax India and Fairfax Africa.
(2)    Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.
(3)    Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.
(4)    Includes companies in India, Asia, Europe (excluding the U.K.) and Allied World (the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K.).

The decrease in pre-tax profitability in the U.S., U.K. and Other in the third quarter of 2020 compared to the third quarter of 2019 primarily reflected lower underwriting profit, while the increase in pre-tax profitability in Canada primarily reflected higher underwriting profit and investment income. The decrease in pre-tax profitability across all jurisdictions in the first nine months of 2020 compared to the first nine months of 2019 primarily reflected net unrealized investment losses due to significant declines in global financial markets as a result of the COVID-19 pandemic.
Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the three and nine months ended September 30 are presented in the following table:

	Third quarter		First nine months
	2020	2019	2020	2019

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	21.0	18.5	(263.2)	475.3
Non-taxable investment income	(27.1)	(45.9)	(83.8)	(113.5)
Tax rate differential on income and losses outside Canada	(9.1)	(35.5)	101.9	(158.1)
Change in unrecorded tax benefit of losses and temporary differences	43.5	41.0	142.7	64.3
Provision (recovery) relating to prior years	2.9	(0.9)	(3.4)	11.7
Foreign exchange effect	—	(2.4)	20.9	(10.3)
Change in tax rate for deferred income taxes	2.6	(11.9)	(5.3)	(13.6)
United States base erosion minimum tax	—	14.5	—	35.7
Other including permanent differences	3.9	18.1	18.1	33.6
Provision for (recovery of) income taxes	37.7	(4.5)	(72.1)	325.1
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. Non-taxable investment income of $83.8 in first nine months of 2020 (2019 - $113.5) principally reflected the gain on deconsolidation of European Run-off, as described in note 15, that was not taxable in Canada or Barbados.
The tax rate differential on income and losses outside Canada of $9.1 in the third quarter of 2020 principally related to income taxed at lower rates at Allied World. The tax rate differential on income and losses outside Canada of $101.9 in the first nine months of 2020 principally related to losses tax-effected at lower rates in the U.S., Barbados, and at Brit, partially offset by income at Allied World taxed at lower rates. The tax rate differential on income and losses outside Canada of $35.5 and $158.1 in the third quarter and first nine months of 2019 principally related to income taxed at lower rates in the U.S., and at Fairfax India, Brit and Allied World.
The change in unrecorded tax benefit of losses and temporary differences of $43.5 in the third quarter of 2020 principally related to unrecorded deferred tax assets in Canada of $58.2, partially offset by the utilization of unrecorded deferred tax assets in the U.K. of $14.8. The change in unrecorded tax benefit of losses and temporary differences of $142.7 in the first nine months of 2020 principally related to unrecorded deferred tax assets in Canada and the U.K. of $92.7 and $43.4. The change in unrecorded tax benefit of losses and temporary differences of $41.0 and $64.3 in the third quarter and first nine months of 2019 principally related to unrecorded deferred tax assets in Canada of $38.1 and $55.0.

14.    Contingencies and Commitments
There were no significant changes to the company's contingencies and commitments at September 30, 2020 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2019.

15.    Acquisitions and Divestitures

Subsequent to September 30, 2020
Proposed Fairfax Africa transaction with Helios Holdings Limited
On July 10, 2020 Fairfax Africa entered into an agreement with Helios Holdings Limited ("Helios") pursuant to which Helios will acquire a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams and being appointed sole investment advisor to Fairfax Africa. Closing of the transaction, expected to be in the fourth quarter of 2020, is subject to various conditions including regulatory and shareholder approvals, and the acquisition of Fairfax Africa's 42.3% equity interest in Atlas Mara by the company for consideration of approximately $40. In addition, the company has guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa. Upon closing, Fairfax Africa will be renamed Helios Fairfax Partners Corporation ("HFP") and continue to be listed on the Toronto Stock Exchange. The company expects that upon closing it will deconsolidate Fairfax Africa from the Non-insurance companies reporting segment and account for its interest in

HFP as an investment in associate in its consolidated financial reporting. Fairfax Africa is an investment holding company whose investment objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. Helios, an Africa-focused private investment firm led and predominantly staffed by African professionals, manages geographically diversified portfolios of private equity and credit investments in over 30 African countries.
At September 30, 2020 Fairfax Africa, with the exception of its equity accounted investment in Atlas Mara, constituted a disposal group held for sale whose carrying value exceeded its estimated fair value less costs to sell. Accordingly, the company recorded a non-cash net loss on investments of $164.0 in the consolidated statement of earnings that decreased the carrying values of Fairfax Africa's investments in associates, goodwill and intangible assets and other assets (premises and equipment and right-of-use assets). At closing the company will deconsolidate Fairfax Africa, reclassify foreign currency translation losses of Fairfax Africa from accumulated other comprehensive income (loss) to the consolidated statement of earnings, and record the initial carrying value of its equity accounted investment in HFP at the market traded share price of HFP. At September 30, 2020 the company’s accumulated other comprehensive loss included foreign currency translation losses of Fairfax Africa of approximately $64.
Assets held for sale and liabilities associated with assets held for sale as presented on the company’s consolidated balance sheet at September 30, 2020 were comprised of Fairfax Africa assets and liabilities as follows:

Assets held for sale:
Portfolio investments(1)	240.8
Other assets	110.8
351.6
Liabilities associated with assets held for sale:
Accounts payable and accrued liabilities	120.8
Borrowings - non-insurance companies	118.8
239.6
(1)    Includes cash and cash equivalents of $104.2. See note 19.

Nine months ended September 30, 2020

Acquisition of Horizon North Logistics
On May 29, 2020 Horizon North Logistics Inc. ("Horizon North") legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, based in the province of Alberta, is a publicly listed corporation providing a range of industrial services and modular construction solutions.

Contribution of European Run-off to a joint venture
On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, jointly manages RiverStone Barbados and had contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to the subscription agreement entered into on December 20, 2019. At the closing date the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, which included European Run-off's unrestricted cash and cash equivalents of $377.8, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off, a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, and foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income to the consolidated statement of earnings. The deconsolidation of European Run-off increased the company's non-controlling interests by $340.4 as RiverStone Barbados holds investments in certain of the company's non-insurance subsidiaries as described in note 11. The company has the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023.

16.    Financial Risk Management
Overview
There were no significant changes to the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2020 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2019, except as discussed below.
COVID-19 pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted business activities throughout the world. The company's businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the COVID-19 pandemic.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company's businesses in particular, or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19, as well as the timing of the re-opening of the economy in various parts of the world. Such further developments could have a material adverse effect on the company's business, financial condition, results of operations and cash flows.
With the overall slowdown in the global economy as a result of the COVID-19 pandemic, the company expects its insurance and reinsurance operations to experience a reduction in premiums written in certain segments where premiums are directly, or indirectly, linked to economic activity. Also, various government officials, including U.S. state insurance commissioners, have taken actions to protect consumers from hardship caused by COVID-19 which in the aggregate may adversely impact the company's results of operations in the near term. While it is likely that certain lines of business may experience increased loss activity due to COVID-19, there are also many segments in which the company operates that may experience improved loss experience due to reduced exposures to loss. Certain of the company's non-insurance operations continue to experience a reduction in revenue due to current economic conditions, particularly for those in the Restaurants and retail and Thomas Cook India operating segments whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The ultimate impact of COVID-19 on the company will not be fully known for many months, perhaps years.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely impact the company's underwriting results in the near term. There were no other significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at September 30, 2020 compared to December 31, 2019.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company, and arises predominantly from cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first nine months of 2020 the company's exposure to credit risk increased primarily due to the potential effects of the COVID-19 pandemic on the company's reinsurers and the underlying issuers of the company's investments in bonds. The company's holdings of bonds rated AAA/Aaa decreased primarily due to net sales and maturities of short-dated U.S. treasury and Canadian government bonds for net proceeds of $1,821.0 and $517.9 respectively. The increase in bonds rated A/A, BBB/Baa and BB/Ba was primarily due to net purchases of higher yielding U.S. corporate bonds of $726.5, $1,698.8 and $213.8 respectively, partially offset by net sales of India government bonds rated BBB/Baa of $453.5. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at September 30, 2020 compared to December 31, 2019.

The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating was as follows:

	September 30, 2020			December 31, 2019
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	4,450.4	4,490.2	26.6	6,795.2	6,820.4	41.8
AA/Aa	870.4	902.2	5.3	870.0	881.8	5.4
A/A	3,885.7	4,109.4	24.2	2,979.4	3,008.0	18.4
BBB/Baa	4,328.6	4,669.0	27.5	3,059.6	3,206.2	19.7
BB/Ba	480.7	496.0	2.9	121.9	135.0	0.8
B/B	62.3	65.6	0.4	59.9	61.6	0.4
Lower than B/B	35.5	36.1	0.2	31.6	16.4	0.1
Unrated	2,219.1	2,195.7	12.9	2,125.8	2,186.0	13.4
Total	16,332.7	16,964.2	100.0	16,043.4	16,315.4	100.0
Counterparties to Derivative Contracts
Derivative counterparty risk is the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by an agreement in the event of default by a counterparty, thereby permitting obligations owed by the company to that counterparty to be offset against amounts receivable from that counterparty (the “net settlement arrangements”). The company's net derivative counterparty risk was as follows assuming all derivative counterparties are simultaneously in default:

	September 30, 2020	December 31, 2019
Total derivative assets(1)	80.7	85.2
Obligations that may be offset under net settlement arrangements	(29.1)	(19.2)
Fair value of collateral deposited for the benefit of the company(2)	(26.2)	(14.2)
Excess collateral pledged by the company in favour of counterparties	12.7	1.9
Net derivative counterparty exposure after net settlement and collateral arrangements	38.1	53.7
(1)    Excludes equity warrants, equity call options and other derivatives which are not subject to counterparty risk.
(2)    Excludes excess collateral pledged by counterparties at September 30, 2020 of $1.1 (December 31, 2019 - $1.9).
Collateral deposited for the benefit of the company at September 30, 2020 consisted of cash of $24.5 and government securities of $2.8 (December 31, 2019 - $5.3 and $10.8). The company had not exercised its right to sell or repledge collateral at September 30, 2020.
Recoverable from Reinsurers
Credit risk arises on the company's recoverable from reinsurers to the extent reinsurers may be unable or unwilling to reimburse the company under the terms of reinsurance arrangements. During the first nine months of 2020 the company continued to conduct assessments of the creditworthiness of its reinsurers, with particular focus on the actions of its reinsurers in response to the economic effects of the COVID-19 pandemic, and concluded that no impairments had occurred. The provision for uncollectible reinsurance at September 30, 2020 is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. As discussed above, COVID-19 has increased uncertainty and may adversely impact the company's cash flows in the near term, including by virtue of the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic effects of the COVID-19 pandemic. At September 30, 2020 the company had therefore maintained drawn, solely as a precaution, $700.0 on the company's credit facility to support the insurance and reinsurance companies should it be needed. There were no other significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at September 30, 2020 compared to December 31, 2019.

The holding company's remaining known significant commitments for 2020 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities, including the expected acquisition of Fairfax Africa's interest in Atlas Mara, as described in note 15. The company may also in 2020 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).

During the third quarter and first nine months of 2020 the holding company received net cash of $33.7 and $175.6 (2019 - received net cash of $7.9 and paid net cash of $19.6) and the insurance and reinsurance subsidiaries paid net cash of $137.7 and $532.9 (2019 - paid net cash of $5.8 and received net cash of $93.2) in connection with long and short equity total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first nine months of 2020 primarily due to economic disruption caused by the COVID-19 pandemic and also due to net purchases of short to mid-dated high quality U.S. corporate bonds of $2,016.0, partially offset by net sales and maturities of short-dated U.S. treasury bonds for net proceeds of $1,821.0 and net sales of India government bonds for net proceeds of $453.5. There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2020 compared to December 31, 2019.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	September 30, 2020			December 31, 2019
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	16,193.5	(637.1)	(4.5)	15,752.1	(463.3)	(3.5)
100 basis point increase	16,565.0	(329.9)	(2.4)	16,018.9	(243.6)	(1.8)
No change	16,964.2	—	—	16,315.4	—	—
100 basis point decrease	17,444.3	396.9	2.8	16,712.8	326.8	2.4
200 basis point decrease	18,000.8	856.1	6.1	17,162.3	695.8	5.2
(1)    Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at September 30, 2020 of $341.1 (December 31, 2019 - $846.5).

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair value or future cash flows of the company's equity and equity-related holdings.

The company's exposure to equity price risk through its equity and equity-related holdings decreased at September 30, 2020 compared to December 31, 2019 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position at September 30, 2020 and December 31, 2019 and results of operations for the three and nine months ended September 30, 2020 and 2019:

	September 30, 2020		December 31, 2019		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Third quarter		First nine months
					2020	2019	2020	2019
Long equity exposures:
Common stocks	4,159.5	4,159.5	4,604.2	4,604.2	109.2	39.3	(611.0)	694.1
Preferred stocks – convertible(1)	25.5	25.5	20.7	20.7	0.5	(3.0)	2.9	(0.5)
Bonds – convertible	331.8	331.8	667.6	667.6	30.7	(20.6)	20.5	(5.5)
Investments in associates(1)(2)	4,707.3	4,947.9	6,494.4	5,492.3	21.4	1.0	14.6	0.7
Non-insurance subsidiaries held for sale or deconsolidated (3)(4)	—	—	—	—	(164.0)	—	(164.0)	171.3
Derivatives and other invested assets:
Equity total return swaps – long positions	1,178.0	(33.7)	406.3	8.1	(9.7)	(8.2)	39.0	(14.1)
Equity warrant forward contracts(5)	—	—	—	—	—	(4.8)	—	65.2
Equity warrants and options(5)	76.8	76.8	200.3	200.3	24.5	7.7	(111.3)	50.6
Total equity and equity related holdings	10,478.9	9,507.8	12,393.5	10,993.2	12.6	11.4	(809.3)	961.8

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(265.8)	(36.9)	(369.8)	(84.6)	(168.2)	(15.3)	(390.6)	111.7
Other	—	—	—	—	—	(2.6)	—	(2.6)
	(265.8)	(36.9)	(369.8)	(84.6)	(168.2)	(17.9)	(390.6)	109.1

Net equity exposures and financial effects	10,213.1		12,023.7		(155.6)	(6.5)	(1,199.9)	1,070.9
(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 as described in note 6.
(3)    Pursuant to a proposed transaction on July 10, 2020 Fairfax Africa was classified as held for sale which resulted in a non-cash loss of $164.0 as described in note 15.
(4)    On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.
(5)    Includes the Atlas (formerly Seaspan) $8.05 warrants and forward contracts.

The table that follows illustrates the potential impact on net earnings of changes in global equity markets and the fair value of the company's equity and equity-related holdings (long exposures net of short exposures). The analysis assumes variations in global equity markets at September 30, 2020 of 10% and 20% (December 31, 2019 - 5% and 10%) which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic.

	September 30, 2020
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease

Fair value of equity and equity-related holdings	6,582.3	6,043.1	5,505.8	4,969.3	4,434.4
Hypothetical $ change in net earnings	913.8	456.0	—	(455.1)	(908.6)
Hypothetical % change in fair value	19.6	9.8	—	(9.7)	(19.5)

	December 31, 2019
Change in global equity markets	10% increase	5% increase	No change	5% decrease	10% decrease

Fair value of equity and equity-related holdings	6,048.3	5,788.2	5,529.3	5,271.8	5,015.7
Hypothetical $ change in net earnings	433.9	216.4	—	(215.1)	(428.8)
Hypothetical % change in fair value	9.4	4.7	—	(4.7)	(9.3)

The change in fair value of non-insurance investments in associates and joint ventures has been excluded from the scenarios presented above as a change in fair value of an equity accounted investment is generally recognized in the company’s consolidated financial reporting only upon disposition of the investment. The change in fair value of insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings has also been excluded from the scenarios presented above as those investments are considered long term strategic holdings.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI of the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. See note 7 for details.

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at September 30, 2020 compared to December 31, 2019.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $25,036.0 at September 30, 2020 compared to $25,139.8 at December 31, 2019.

The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2020	December 31, 2019	September 30, 2020		December 31, 2019
Holding company cash and investments (net of short sale and derivative obligations)	1,095.9	975.2	1,095.9		975.2

Borrowings – holding company	5,440.7	4,117.3	5,440.7		4,117.3
Borrowings – insurance and reinsurance companies	1,076.0	1,039.6	1,076.0		1,039.6
Borrowings – non-insurance companies	2,132.9	2,075.7	—		—
Total debt	8,649.6	7,232.6	6,516.7		5,156.9

Net debt(1)	7,553.7	6,257.4	5,420.8		4,181.7

Common shareholders’ equity	11,600.8	13,042.6	11,600.8		13,042.6
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	3,450.1	3,529.1	1,389.5		1,519.8
Total equity	16,386.4	17,907.2	14,325.8		15,897.9

Net debt/total equity	46.1%	34.9%	37.8%		26.3%
Net debt/net total capital(2)	31.6%	25.9%	27.5%		20.8%
Total debt/total capital(3)	34.5%	28.8%	31.3%		24.5%
Interest coverage(4)	n/a	6.5x	n/a	(6)	9.8x	(6)
Interest and preferred share dividend distribution coverage(5)	n/a	5.7x	n/a	(6)	7.9x	(6)
(1)    Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).
(2)    Net total capital is calculated by the company as the sum of total equity and net debt.
(3)    Total capital is calculated by the company as the sum of total equity and total debt.
(4)    Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)    Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)    Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
Borrowings - holding company increased to $5,440.7 at September 30, 2020 from $4,117.3 at December 31, 2019, primarily reflecting $700.0 drawn on the company's credit facility (solely as a precaution, to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic effects of the COVID-19 pandemic) and the issuance on April 29, 2020 of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030, partially offset by the impact of foreign exchange on the holding company's Canadian dollar denominated borrowings.
Borrowings - insurance and reinsurance companies of $1,076.0 at September 30, 2020 remained stable compared to $1,039.6 at December 31, 2019.
Borrowings - non-insurance companies increased to $2,132.9 at September 30, 2020 from $2,075.7 at December 31, 2019, primarily reflecting the consolidation of the borrowings of Horizon North and increased borrowings at non-insurance companies on their revolving credit facilities to support their operations should it be needed as a result of the effects of the COVID-19 pandemic, partially offset by the classification of Fairfax Africa's borrowings as liabilities associated with assets held for sale and the impact of foreign currency translation on Canadian dollar borrowings.

Common shareholders’ equity decreased to $11,600.8 at September 30, 2020 from $13,042.6 at December 31, 2019, primarily reflecting net loss attributable to shareholders of Fairfax ($690.7), payments of common and preferred share dividends ($308.6), purchases of subordinate voting shares for use in share-based payment awards ($132.3) and for cancellation ($86.9), and other comprehensive loss of $106.6 (comprised principally of net unrealized foreign currency translation losses on foreign operations ($268.0), net unrealized foreign currency translation losses reclassified to net loss ($161.9) on deconsolidation of European Run-off and net loss on defined benefit plans ($27.8), partially offset by share of other comprehensive income of associates ($27.3)).
Non-controlling interests decreased to $3,450.1 at September 30, 2020 from $3,529.1 at December 31, 2019, primarily reflecting non-controlling interests' share of net loss ($230.3), the company's acquisition of the remaining shares of Brit that it did not already own and other comprehensive loss ($90.6), partially offset by the deconsolidation of European Run-off and its investments in certain of the company's non-insurance subsidiaries ($340.4), and the consolidation of Horizon North.
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 31.6% at September 30, 2020 from 25.9% at December 31, 2019 primarily as a result of increased net debt and decreased net total capital. The increase in net debt was primarily due to increased borrowings by the holding company as described in the preceding paragraphs, partially offset by increased holding company cash and investments. The decrease in net total capital was primarily due to decreased common shareholders' equity, partially offset by increased net debt, as described in the preceding paragraphs. The consolidated total debt/total capital ratio excluding consolidated non-insurance companies increased to 31.3% at September 30, 2020 from 24.5% at December 31, 2019 primarily due to increased total debt and decreased total capital (reflecting decreased common shareholders' equity, partially offset by increased total debt).

17.    Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. On July 10, 2020 Fairfax Africa entered into an agreement that resulted in its assets and liabilities, with the exception of its equity accounted investment in Atlas Mara, being classified as held for sale on the consolidated balance sheet. On July 1, 2020 and May 29, 2020 the company commenced consolidating Farmers Edge and Horizon North respectively in the Non-insurance companies reporting segment, and on March 31, 2020 the European Run-off group, comprised primarily of RiverStone UK, Advent and TIG Barbados, was deconsolidated from the Run-off reporting segment. The aforementioned transactions are described in note 6 and note 15. There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2020 compared to December 31, 2019.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	456.0	1,032.8	789.9	150.3	597.3	1,157.3	118.2	441.4	4,743.2	—	—	—	—	4,743.2
Intercompany	1.3	63.0	9.7	—	5.1	10.9	1.4	40.9	132.3	—	—	—	(132.3)	—
	457.3	1,095.8	799.6	150.3	602.4	1,168.2	119.6	482.3	4,875.5	—	—	—	(132.3)	4,743.2
Net premiums written	379.0	969.3	657.9	146.3	487.2	726.6	59.4	309.5	3,735.2	—	—	—	—	3,735.2
Net premiums earned
External	379.5	936.1	621.5	167.8	421.0	721.9	53.5	270.5	3,571.8	—	—	—	—	3,571.8
Intercompany	(1.7)	8.8	(7.0)	(0.9)	(1.8)	(20.7)	(0.6)	23.9	—	—	—	—	—	—
	377.8	944.9	614.5	166.9	419.2	701.2	52.9	294.4	3,571.8	—	—	—	—	3,571.8
Underwriting expenses(2)	(339.6)	(938.9)	(610.4)	(154.7)	(478.1)	(652.9)	(50.8)	(294.0)	(3,519.4)	(17.2)	—	—	—	(3,536.6)
Underwriting profit (loss)	38.2	6.0	4.1	12.2	(58.9)	48.3	2.1	0.4	52.4	(17.2)	—	—	—	35.2
Interest income	13.6	38.8	21.3	5.6	15.7	33.2	3.3	12.0	143.5	5.7	4.8	12.2	(2.3)	163.9
Dividends	1.3	2.5	0.1	0.1	0.8	3.6	1.8	1.0	11.2	0.9	10.3	0.1	—	22.5
Investment expenses	(3.0)	(6.8)	(3.7)	(1.5)	(3.2)	(7.1)	(0.2)	(1.5)	(27.0)	(1.5)	(9.6)	(0.5)	34.0	(4.6)
Interest and dividends	11.9	34.5	17.7	4.2	13.3	29.7	4.9	11.5	127.7	5.1	5.5	11.8	31.7	181.8
Share of profit (loss) of associates	2.7	21.3	6.6	4.1	11.1	14.7	9.4	4.7	74.6	2.8	(38.6)	12.0	—	50.8
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,228.1	—	(12.6)	1,215.5
Expenses	—	—	—	—	—	—	—	—	—	—	(1,194.4)	—	2.3	(1,192.1)
	—	—	—	—	—	—	—	—	—	—	33.7	—	(10.3)	23.4
Operating income (loss)	52.8	61.8	28.4	20.5	(34.5)	92.7	16.4	16.6	254.7	(9.3)	0.6	23.8	21.4	291.2
Net gains (losses) on investments(1)	62.2	(37.7)	(43.3)	(19.8)	(2.4)	11.3	13.6	19.7	3.6	(1.8)	(38.6)	9.5	—	(27.3)
Interest expense	(0.3)	(1.5)	(1.2)	(0.9)	(4.5)	(7.5)	(0.1)	(0.3)	(16.3)	(0.2)	(41.8)	(62.6)	—	(120.9)
Corporate overhead and other	(1.8)	(1.1)	(7.5)	(3.3)	(3.4)	(17.3)	(2.0)	—	(36.4)	—	—	6.9	(34.0)	(63.5)
Pre-tax income (loss)	112.9	21.5	(23.6)	(3.5)	(44.8)	79.2	27.9	36.0	205.6	(11.3)	(79.8)	(22.4)	(12.6)	79.5
Income taxes														(37.7)
Net earnings														41.8

Attributable to:
Shareholders of Fairfax														133.7
Non-controlling interests														(91.9)
														41.8
(1)    Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale as described in note 15.
(2)    Underwriting expenses for segment reporting were comprised as shown below for the quarter ended September 30, 2020. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	230.8	717.6	396.3	102.2	295.9	488.2	34.4	173.5	2,438.9
Commissions	70.4	175.6	109.9	19.0	112.7	61.7	7.4	59.9	616.6
Premium acquisition costs and other underwriting expenses	55.6	78.0	105.9	47.9	77.6	103.0	12.7	57.5	538.2
Underwriting expenses - accident year	356.8	971.2	612.1	169.1	486.2	652.9	54.5	290.9	3,593.7
Net (favourable) adverse claims reserve development	(17.2)	(32.3)	(1.7)	(14.4)	(8.1)	—	(3.7)	3.1	(74.3)
Underwriting expenses - calendar year	339.6	938.9	610.4	154.7	478.1	652.9	50.8	294.0	3,519.4

Quarter ended September 30, 2019

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	414.9	911.1	724.3	155.1	523.3	936.7	116.8	428.9	4,211.1	0.5	—	—	—	4,211.6
Intercompany	0.8	18.7	7.8	—	7.2	12.0	0.1	21.1	67.7	(1.6)	—	—	(66.1)	—
	415.7	929.8	732.1	155.1	530.5	948.7	116.9	450.0	4,278.8	(1.1)	—	—	(66.1)	4,211.6
Net premiums written	335.3	855.2	598.3	152.4	413.9	613.3	55.9	293.8	3,318.1	0.2	—	—	—	3,318.3
Net premiums earned
External	334.1	849.2	571.4	186.7	379.4	609.8	55.3	258.8	3,244.7	20.8	—	—	—	3,265.5
Intercompany	(1.7)	5.8	(10.3)	(0.6)	8.9	(4.7)	(3.3)	14.5	8.6	(8.6)	—	—	—	—
	332.4	855.0	561.1	186.1	388.3	605.1	52.0	273.3	3,253.3	12.2	—	—	—	3,265.5
Underwriting expenses(1)	(324.0)	(834.8)	(549.3)	(162.0)	(404.1)	(582.1)	(50.4)	(265.3)	(3,172.0)	(44.2)	—	—	—	(3,216.2)
Underwriting profit (loss)	8.4	20.2	11.8	24.1	(15.8)	23.0	1.6	8.0	81.3	(32.0)	—	—	—	49.3
Interest income	18.3	48.5	24.2	9.5	22.3	40.7	4.2	15.0	182.7	15.8	5.1	5.6	(2.3)	206.9
Dividends	2.1	2.1	0.6	0.3	1.2	2.6	1.9	1.0	11.8	1.7	3.1	0.4	—	17.0
Investment expenses	(2.7)	(7.1)	(4.0)	(1.9)	(2.7)	(8.8)	(2.0)	(2.2)	(31.4)	(3.8)	(9.7)	—	35.9	(9.0)
Interest and dividends	17.7	43.5	20.8	7.9	20.8	34.5	4.1	13.8	163.1	13.7	(1.5)	6.0	33.6	214.9
Share of profit (loss) of associates	4.5	3.3	11.3	0.7	6.8	9.2	2.4	(2.5)	35.7	4.1	47.7	62.1	—	149.6
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,392.6	—	—	1,392.6
Expenses	—	—	—	—	—	—	—	—	—	—	(1,430.6)	—	1.5	(1,429.1)
	—	—	—	—	—	—	—	—	—	—	(38.0)	—	1.5	(36.5)
Operating income (loss)	30.6	67.0	43.9	32.7	11.8	66.7	8.1	19.3	280.1	(14.2)	8.2	68.1	35.1	377.3
Net gains (losses) on investments	(23.9)	(65.5)	(55.7)	(6.1)	(15.8)	(10.3)	87.2	(22.4)	(112.5)	(15.2)	14.4	16.6	—	(96.7)
Loss on repurchase of borrowings	—	—	—	—	—	—	—	—	—	—	—	(23.7)	—	(23.7)
Interest expense	(0.4)	(1.8)	(1.2)	(1.0)	(4.4)	(7.2)	(0.1)	(0.4)	(16.5)	(1.9)	(51.9)	(52.0)	0.8	(121.5)
Corporate overhead and other	(1.1)	0.4	(5.3)	(2.2)	(2.3)	(16.3)	(2.3)	0.6	(28.5)	—	—	(1.1)	(35.9)	(65.5)
Pre-tax income (loss)	5.2	0.1	(18.3)	23.4	(10.7)	32.9	92.9	(2.9)	122.6	(31.3)	(29.3)	7.9	—	69.9
Income taxes														4.5
Net earnings														74.4

Attributable to:
Shareholders of Fairfax														68.6
Non-controlling interests														5.8
														74.4
(1)    Underwriting expenses for segment reporting were comprised as shown below for the quarter ended September 30, 2019. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	215.6	647.1	358.2	105.5	245.5	420.3	37.4	168.6	2,198.2
Commissions	54.9	158.1	91.4	20.3	111.9	62.7	7.2	50.6	557.1
Premium acquisition costs and other underwriting expenses	53.0	75.1	101.9	52.7	54.9	99.4	13.4	60.5	510.9
Underwriting expenses - accident year	323.5	880.3	551.5	178.5	412.3	582.4	58.0	279.7	3,266.2
Net (favourable) adverse claims reserve development	0.5	(45.5)	(2.2)	(16.5)	(8.2)	(0.3)	(7.6)	(14.4)	(94.2)
Underwriting expenses - calendar year	324.0	834.8	549.3	162.0	404.1	582.1	50.4	265.3	3,172.0

Nine months ended September 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,230.3	3,066.1	2,271.2	528.2	1,871.4	3,485.7	329.5	1,292.7	14,075.1	146.5	—	—	—	14,221.6
Intercompany	5.2	110.5	21.7	—	13.5	38.6	1.4	98.6	289.5	—	—	—	(289.5)	—
	1,235.5	3,176.6	2,292.9	528.2	1,884.9	3,524.3	330.9	1,391.3	14,364.6	146.5	—	—	(289.5)	14,221.6
Net premiums written	1,091.2	2,769.0	1,888.4	516.3	1,353.4	2,318.7	164.5	889.1	10,990.6	146.5	—	—	—	11,137.1
Net premiums earned
External	1,047.7	2,631.1	1,802.6	473.3	1,238.3	2,025.0	171.3	774.4	10,163.7	129.4	—	—	—	10,293.1
Intercompany	(8.0)	17.1	(26.2)	(2.1)	0.8	(38.9)	(6.5)	65.3	1.5	(1.5)	—	—	—	—
	1,039.7	2,648.2	1,776.4	471.2	1,239.1	1,986.1	164.8	839.7	10,165.2	127.9	—	—	—	10,293.1
Underwriting expenses(2)	(971.2)	(2,628.1)	(1,750.7)	(431.6)	(1,357.6)	(1,890.1)	(163.9)	(829.8)	(10,023.0)	(182.6)	—	—	—	(10,205.6)
Underwriting profit (loss)	68.5	20.1	25.7	39.6	(118.5)	96.0	0.9	9.9	142.2	(54.7)	—	—	—	87.5
Interest income	46.9	134.8	71.7	19.3	53.1	104.7	10.7	40.0	481.2	23.8	18.2	46.5	(6.9)	562.8
Dividends	5.0	5.9	2.1	1.2	2.5	16.2	5.7	3.2	41.8	3.6	15.0	0.7	—	61.1
Investment expenses	(8.0)	(22.4)	(10.5)	(5.1)	(8.9)	(22.0)	(0.8)	(5.0)	(82.7)	(7.3)	24.2	(1.5)	48.1	(19.2)
Interest and dividends	43.9	118.3	63.3	15.4	46.7	98.9	15.6	38.2	440.3	20.1	57.4	45.7	41.2	604.7
Share of profit (loss) of associates	(8.5)	33.1	(18.5)	(11.1)	(0.6)	23.8	13.6	(13.5)	18.3	(13.0)	(87.8)	(95.0)	—	(177.5)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	3,327.3	—	(25.2)	3,302.1
Expenses	—	—	—	—	—	—	—	—	—	—	(3,410.6)	—	6.8	(3,403.8)
	—	—	—	—	—	—	—	—	—	—	(83.3)	—	(18.4)	(101.7)
Operating income (loss)	103.9	171.5	70.5	43.9	(72.4)	218.7	30.1	34.6	600.8	(47.6)	(113.7)	(49.3)	22.8	413.0
Net gains (losses) on investments(1)	(35.4)	(282.3)	(248.9)	(84.4)	(9.8)	29.2	(10.4)	(81.8)	(723.8)	(157.2)	(149.8)	108.1	—	(922.7)
Gain (loss) on deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(1.0)	(4.9)	(3.6)	(2.8)	(13.9)	(22.8)	(0.3)	(1.2)	(50.5)	(2.1)	(131.5)	(174.8)	0.1	(358.8)
Corporate overhead and other	(4.2)	(2.6)	(18.5)	(7.3)	(8.0)	(57.8)	(7.2)	(0.3)	(105.9)	—	—	(87.7)	(48.1)	(241.7)
Pre-tax income (loss)	63.3	(148.8)	(226.3)	(50.6)	(104.1)	167.3	12.2	(48.7)	(335.7)	(215.9)	(395.0)	(21.3)	(25.2)	(993.1)
Income taxes														72.1
Net loss														(921.0)

Attributable to:
Shareholders of Fairfax														(690.7)
Non-controlling interests														(230.3)
														(921.0)
(1)    Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale as described in note 15.
(2)    Underwriting expenses for segment reporting were comprised as shown below for the nine months ended September 30, 2020. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	649.3	1,971.4	1,127.4	298.9	876.1	1,424.2	111.1	512.4	6,970.8
Commissions	179.2	511.1	302.5	54.4	321.3	186.5	24.9	163.1	1,743.0
Premium acquisition costs and other underwriting expenses	158.0	236.7	324.9	140.7	202.6	304.7	40.9	176.1	1,584.6
Underwriting expenses - accident year	986.5	2,719.2	1,754.8	494.0	1,400.0	1,915.4	176.9	851.6	10,298.4
Net favourable claims reserve development	(15.3)	(91.1)	(4.1)	(62.4)	(42.4)	(25.3)	(13.0)	(21.8)	(275.4)
Underwriting expenses - calendar year	971.2	2,628.1	1,750.7	431.6	1,357.6	1,890.1	163.9	829.8	10,023.0

Nine months ended September 30, 2019

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,108.2	2,743.6	2,081.9	588.6	1,699.0	2,905.1	328.9	1,226.2	12,681.5	592.1	—	—	—	13,273.6
Intercompany	3.8	49.8	18.9	—	42.0	39.8	0.1	65.9	220.3	0.8	—	—	(221.1)	—
	1,112.0	2,793.4	2,100.8	588.6	1,741.0	2,944.9	329.0	1,292.1	12,901.8	592.9	—	—	(221.1)	13,273.6
Net premiums written	975.1	2,510.1	1,738.3	579.5	1,239.1	1,997.5	161.2	850.0	10,050.8	563.3	—	—	—	10,614.1
Net premiums earned
External	916.7	2,349.3	1,615.5	551.1	1,167.6	1,802.8	153.8	727.1	9,283.9	663.4	—	—	—	9,947.3
Intercompany	(5.5)	14.2	(26.0)	(1.7)	27.7	(6.5)	(8.7)	44.9	38.4	(38.4)	—	—	—	—
	911.2	2,363.5	1,589.5	549.4	1,195.3	1,796.3	145.1	772.0	9,322.3	625.0	—	—	—	9,947.3
Underwriting expenses(1)	(899.5)	(2,275.2)	(1,553.5)	(457.7)	(1,182.4)	(1,773.3)	(142.0)	(768.0)	(9,051.6)	(720.0)	—	—	—	(9,771.6)
Underwriting profit (loss)	11.7	88.3	36.0	91.7	12.9	23.0	3.1	4.0	270.7	(95.0)	—	—	—	175.7
Interest income	47.5	138.2	69.6	27.8	61.9	125.2	12.2	50.4	532.8	48.5	19.4	27.3	(7.0)	621.0
Dividends	8.7	14.7	6.6	3.3	2.6	14.0	6.9	3.4	60.2	7.8	7.3	1.5	—	76.8
Investment expenses	(8.7)	(22.9)	(10.9)	(5.6)	(8.5)	(25.1)	(2.5)	(7.3)	(91.5)	(11.1)	(30.2)	(1.9)	109.3	(25.4)
Interest and dividends	47.5	130.0	65.3	25.5	56.0	114.1	16.6	46.5	501.5	45.2	(3.5)	26.9	102.3	672.4
Share of profit (loss) of associates	(2.1)	55.9	23.8	(7.8)	0.5	20.4	2.3	(8.4)	84.6	4.8	141.2	184.5	—	415.1
Other
Revenue	—	—	—	—	—	—	—	—	—	—	3,889.2	—	—	3,889.2
Expenses	—	—	—	—	—	—	—	—	—	—	(3,863.0)	—	6.2	(3,856.8)
	—	—	—	—	—	—	—	—	—	—	26.2	—	6.2	32.4
Operating income (loss)	57.1	274.2	125.1	109.4	69.4	157.5	22.0	42.1	856.8	(45.0)	163.9	211.4	108.5	1,295.6
Net gains (losses) on investments	(42.7)	154.1	118.1	11.5	47.1	147.5	255.6	53.7	744.9	139.9	78.6	112.4	—	1,075.8
Loss on repurchase of borrowings	—	—	—	—	—	—	—	—	—	—	—	(23.7)	—	(23.7)
Interest expense	(1.2)	(5.8)	(3.9)	(2.9)	(14.6)	(21.8)	(0.3)	(1.3)	(51.8)	(5.6)	(134.7)	(163.7)	0.8	(355.0)
Corporate overhead and other	(3.7)	(6.6)	(15.9)	(6.2)	(6.9)	(46.8)	(7.7)	(0.7)	(94.5)	—	—	4.7	(109.3)	(199.1)
Pre-tax income	9.5	415.9	223.4	111.8	95.0	236.4	269.6	93.8	1,455.4	89.3	107.8	141.1	—	1,793.6
Income taxes														(325.1)
Net earnings														1,468.5

Attributable to:
Shareholders of Fairfax														1,332.1
Non-controlling interests														136.4
														1,468.5
(1)    Underwriting expenses for segment reporting were comprised as shown below for the nine months ended September 30, 2019. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	632.0	1,669.4	1,006.9	317.7	697.2	1,196.8	103.1	485.7	6,108.8
Commissions	150.6	466.7	251.0	59.5	326.0	194.9	18.3	137.5	1,604.5
Premium acquisition costs and other underwriting expenses	148.8	224.7	300.3	155.9	169.3	302.3	41.6	180.4	1,523.3
Underwriting expenses - accident year	931.4	2,360.8	1,558.2	533.1	1,192.5	1,694.0	163.0	803.6	9,236.6
Net (favourable) adverse claims reserve development	(31.9)	(85.6)	(4.7)	(75.4)	(10.1)	79.3	(21.0)	(35.6)	(185.0)
Underwriting expenses - calendar year	899.5	2,275.2	1,553.5	457.7	1,182.4	1,773.3	142.0	768.0	9,051.6

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows:

	Third quarter
	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	492.1	82.3	18.7	635.0	1,228.1	507.3	102.3	253.5	529.5	1,392.6
Expenses	(447.2)	(75.7)	(34.4)	(637.1)	(1,194.4)	(488.1)	(126.3)	(257.7)	(558.5)	(1,430.6)
Pre-tax income (loss) before interest expense and other(5)	44.9	6.6	(15.7)	(2.1)	33.7	19.2	(24.0)	(4.2)	(29.0)	(38.0)

	First nine months
	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,193.2	225.6	192.0	1,716.5	3,327.3	1,462.9	325.0	827.3	1,274.0	3,889.2
Expenses	(1,279.6)	(210.4)	(240.4)	(1,680.2)	(3,410.6)	(1,414.8)	(322.7)	(826.7)	(1,298.8)	(3,863.0)
Pre-tax income (loss) before interest expense and other(5)	(86.4)	15.2	(48.4)	36.3	(83.3)	48.1	2.3	0.6	(24.8)	26.2
(1)    Comprised primarily of Recipe and its subsidiaries The Keg, St-Hubert, Pickle Barrel and Original Joe's, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2)    Comprised of Fairfax India and its subsidiaries NCML, Fairchem Organics, Privi Speciality and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT (consolidated on April 17, 2019), Horizon North (acquired on May 29, 2020) and its subsidiary Dexterra, Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), and Rouge Media.
(5)    Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

18.    Expenses
Expenses in the consolidated statement of earnings for the three and nine months ended September 30 were comprised as follows:

	Third quarter
	2020			2019
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses	2,242.2	—	2,242.2	2,041.2	—	2,041.2
Non-insurance companies' cost of sales	—	746.6	746.6	—	876.2	876.2
Wages and salaries	341.0	164.1	505.1	296.5	209.9	506.4
Depreciation, amortization and impairment charges	59.2	100.2	159.4	60.0	125.7	185.7
Employee benefits	78.3	28.3	106.6	77.7	31.1	108.8
Premium taxes	61.9	—	61.9	59.9	—	59.9
Audit, legal and other professional fees	34.8	26.0	60.8	38.1	16.0	54.1
Information technology costs	46.6	8.9	55.5	39.8	6.3	46.1
Share-based payments to directors and employees	26.5	1.3	27.8	23.1	3.0	26.1
Non-insurance companies' marketing costs	—	14.7	14.7	—	23.6	23.6
Short-term, low value and other lease costs	5.7	9.3	15.0	4.7	7.7	12.4
Loss on repurchase of borrowings	—	—	—	—	23.7	23.7
Administrative expense and other	87.3	92.7	180.0	79.9	129.6	209.5
Losses on claims, net, operating expenses and other expenses(1)(2)	2,983.5	1,192.1	4,175.6	2,720.9	1,452.8	4,173.7
Commissions, net (note 9)(3)	616.6	—	616.6	560.8	—	560.8
Interest expense (note 10)(3)	79.1	41.8	120.9	70.4	51.1	121.5
	3,679.2	1,233.9	4,913.1	3,352.1	1,503.9	4,856.0

	First nine months
	2020			2019
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses	6,549.5	—	6,549.5	6,312.1	—	6,312.1
Non-insurance companies' cost of sales	—	2,070.2	2,070.2	—	2,436.6	2,436.6
Wages and salaries	1,000.8	451.8	1,452.6	932.3	584.3	1,516.6
Depreciation, amortization and impairment charges	176.9	371.7	548.6	174.2	285.2	459.4
Employee benefits	247.6	79.3	326.9	241.6	90.7	332.3
Premium taxes	178.2	—	178.2	166.9	—	166.9
Information technology costs	136.6	23.2	159.8	114.8	20.7	135.5
Audit, legal and other professional fees	101.2	48.0	149.2	103.9	38.7	142.6
Share-based payments to directors and employees	76.8	(0.2)	76.6	64.2	10.7	74.9
Non-insurance companies' marketing costs	—	44.3	44.3	—	72.7	72.7
Short-term, low value and other lease costs	13.6	26.1	39.7	13.0	40.6	53.6
Loss on repurchase of borrowings	—	—	—	—	23.7	23.7
Administrative expense and other	231.8	289.4	521.2	222.9	276.6	499.5
Losses on claims, net, operating expenses and other expenses(1)(2)	8,713.0	3,403.8	12,116.8	8,345.9	3,880.5	12,226.4
Commissions, net (note 9)(3)	1,734.3	—	1,734.3	1,624.8	—	1,624.8
Interest expense (note 10)(3)	227.4	131.4	358.8	221.1	133.9	355.0
	10,674.7	3,535.2	14,209.9	10,191.8	4,014.4	14,206.2
(1)    Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.
(2)    Expenses of the non-insurance companies, excluding commissions, net and interest expense, and loss on repurchase of borrowings of the holding company, are included in other expenses in the consolidated statement of earnings.
(3)    Presented as separate lines in the consolidated statement of earnings.

During the third quarter and first nine months of 2020 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $63.7 and $93.4 as a reduction of other expenses in the consolidated statement of earnings.

19.    Supplementary Cash Flow Information
Cash and cash equivalents included on the consolidated balance sheets were comprised as follows:

	September 30, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	108.1	20.0	128.1	5.8	—	5.8	113.9	20.0	133.9
Subsidiary cash and short term investments	2,914.1	1,432.8	4,346.9	309.5	360.3	669.8	3,223.6	1,793.1	5,016.7
Fairfax India	38.5	34.3	72.8	22.8	—	22.8	61.3	34.3	95.6
Assets held for sale (note 15)	40.2	45.0	85.2	19.0	—	19.0	59.2	45.0	104.2
	3,100.9	1,532.1	4,633.0	357.1	360.3	717.4	3,458.0	1,892.4	5,350.4

	December 31, 2019
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	98.8	84.5	183.3	0.6	—	0.6	99.4	84.5	183.9
Subsidiary cash and short term investments	1,934.7	1,355.0	3,289.7	469.4	195.4	664.8	2,404.1	1,550.4	3,954.5
Fairfax India	67.0	19.1	86.1	18.6	—	18.6	85.6	19.1	104.7
Fairfax Africa	77.9	0.8	78.7	7.5	—	7.5	85.4	0.8	86.2
Assets held for sale (note 15)	160.5	65.0	225.5	54.0	4.2	58.2	214.5	69.2	283.7
	2,338.9	1,524.4	3,863.3	550.1	199.6	749.7	2,889.0	1,724.0	4,613.0
Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 were as follows:

	Third quarter		First nine months
	2020	2019	2020	2019
Net (purchases) sales of investments classified at FVTPL
Short term investments	(1,439.8)	(249.2)	(505.8)	(4,207.1)
Bonds	695.1	(98.5)	(752.9)	2,872.8
Preferred stocks	(11.5)	(0.3)	(23.1)	(48.0)
Common stocks	26.5	376.4	59.6	503.6
Derivatives and short sales	(116.6)	(154.5)	(475.9)	(189.6)
	(846.3)	(126.1)	(1,698.1)	(1,068.3)

Net interest and dividends received
Interest and dividends received	191.3	216.8	600.0	594.4
Interest paid on borrowings	(42.9)	(52.8)	(203.5)	(227.5)
Interest paid on lease liabilities	(17.1)	(17.6)	(45.1)	(48.3)
	131.3	146.4	351.4	318.6

Net income taxes paid	(38.5)	(46.8)	(46.9)	(124.1)

20.    Related Party Transactions

During the first nine months of 2020 Prem Watsa, the company’s Chair and CEO, indirectly acquired 482,600 subordinate voting shares of the company on the open market for an aggregate cost of $148.9, which increased Mr. Watsa's voting power over the company's outstanding shares to 43.6% at September 30, 2020 from 42.5% at December 31, 2019.
Pursuant to Fairfax Africa's proposed transaction with Helios Holdings Limited as described in note 15, during the fourth quarter of 2020 the company expects to acquire Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of approximately $40, and has guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of October 29, 2020)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2020, and the notes to the MD&A contained in the company's 2019 Annual Report.

(2)Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies.

(3)The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

(4)The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2020 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

(5)The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

(6)The measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income (loss) including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three and nine months ended September 30, 2020, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(7)In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures and financial effects" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long term strategic holdings. For details, see note 16 (Financial Risk Management, under the heading of "Market risk") to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

(8)Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's interim consolidated financial statements for the three and nine months ended September 30, 2020 and are explained in note 16 (Financial Risk Management, under the heading of "Capital Management") thereto.

(9)Book value per basic share (also referred to as book value per share or common shareholders' equity per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading of "Common stock") respectively to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

(10)References in this MD&A to the company's insurance and reinsurance operations do not include the company's run-off operations, consistent with the presentation in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

(11)Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

Business Developments
    Acquisitions and Divestitures
For a description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
    COVID-19
For a discussion of the impacts of the COVID-19 pandemic, see note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Sources of Income
Income in the interim consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 is shown in the table that follows.

	Third quarter		First nine months
	2020	2019	2020	2019
Net premiums earned - Insurance and Reinsurance
Northbridge	377.8	332.4	1,039.7	911.2
Odyssey Group	944.9	855.0	2,648.2	2,363.5
Crum & Forster	614.5	561.1	1,776.4	1,589.5
Zenith National	166.9	186.1	471.2	549.4
Brit	419.2	388.3	1,239.1	1,195.3
Allied World	701.2	605.1	1,986.1	1,796.3
Fairfax Asia	52.9	52.0	164.8	145.1
Other	294.4	273.3	839.7	772.0
	3,571.8	3,253.3	10,165.2	9,322.3
Run-off	—	12.2	127.9	625.0
	3,571.8	3,265.5	10,293.1	9,947.3
Interest and dividends	181.8	214.9	604.7	672.4
Share of profit (loss) of associates	50.8	149.6	(177.5)	415.1
Net gains (losses) on investments	(27.3)	(96.7)	(922.7)	1,075.8
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Other(1)	1,215.5	1,392.6	3,302.1	3,889.2
	4,992.6	4,925.9	13,216.8	15,999.8
(1)    Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe and its subsidiaries The Keg, Pickle Barrel, St-Hubert and Original Joe's, Thomas Cook India and its subsidiary Sterling Resorts, AGT (consolidated on April 17, 2019), Toys "R" Us Canada, and Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight. Also included is the revenue earned by Mosaic Capital, Boat Rocker, Horizon North (acquired on May 29, 2020) and its subsidiary Dexterra, Farmers Edge (consolidated on July 1, 2020), Praktiker, Sporting Life, Golf Town, Grivalia Properties (deconsolidated on May 17, 2019), Pethealth, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), Kitchen Stuff Plus, Rouge Media and William Ashley.
Income of $4,992.6 in the third quarter of 2020 increased from $4,925.9 in the third quarter of 2019 principally as a result of increased net premiums earned and lower net losses on investments, partially offset by decreases in other revenue, share of profit of associates and interest and dividends.
Income of $13,216.8 in the first nine months of 2020 decreased from $15,999.8 in the first nine months of 2019 principally as a result of net losses on investments and share of loss of associates in the first nine months of 2020 compared to net gains on investments and share of profit of associates in the first nine months of 2019, and decreased other revenue, partially offset by increased net premiums earned reflecting strong growth in the insurance and reinsurance operations and a gain on the deconsolidation of European Run-off.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the third quarter of 2020 reflected increases at Allied World ($96.1, 15.9%), Odyssey Group ($89.9, 10.5%), Crum & Forster ($53.4, 9.5%), Northbridge ($45.4, 13.7%, inclusive of the unfavourable effect of foreign currency translation), Brit ($30.9, 8.0%), Insurance and Reinsurance – Other ($21.1, 7.7%) and Fairfax Asia ($0.9, 1.7%), partially offset by a decrease at Zenith National ($19.2, 10.3%).
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2020 reflected increases at Odyssey Group ($284.7, 12.0%), Allied World ($189.8, 10.6%), Crum & Forster ($186.9, 11.8%), Northbridge ($128.5, 14.1%, inclusive of the unfavourable effect of foreign currency translation), Insurance and Reinsurance – Other ($67.7, 8.8%), Brit ($43.8, 3.7%) and Fairfax Asia ($19.7, 13.6%), partially offset by a decrease at Zenith National ($78.2, 14.2%). Net premiums earned at Run-off in the first nine months of 2020 and 2019 principally reflected the first quarter 2020 Part VII transfer and reinsurance transactions and the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the third quarters and first nine months of 2020 and 2019 is provided in the Investments section of this MD&A.
The decrease in other revenue to $1,215.5 in the third quarter of 2020 from $1,392.6 in the third quarter of 2019 principally reflected temporary closures and other economic effects related to the COVID-19 pandemic at Thomas Cook India, Fairfax India and Mosaic Capital, partially offset by the consolidation of Horizon North (on May 29, 2020) and increased revenue at AGT and Boat Rocker.
The decrease in other revenue to $3,302.1 in the first nine months of 2020 from $3,889.2 in the first nine months of 2019 principally reflected temporary closures and other economic effects related to the COVID-19 pandemic at Thomas Cook India, Restaurants and retail, Fairfax India, Mosaic Capital and Boat Rocker, and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the consolidation of AGT (on April 17, 2019) and Horizon North (on May 29, 2020).
Refer to the Non-insurance companies section of this MD&A for further details.
The table which follows presents net premiums written by the company’s insurance and reinsurance operations.

	Third quarter			First nine months
Net premiums written - Insurance and Reinsurance	2020	2019	% change year-over-year	2020	2019	% change year-over-year
Northbridge	379.0	335.3	13.0%	1,091.2	975.1	11.9%
Odyssey Group	969.3	855.2	13.3%	2,769.0	2,510.1	10.3%
Crum & Forster	657.9	598.3	10.0%	1,888.4	1,738.3	8.6%
Zenith National	146.3	152.4	(4.0)%	516.3	579.5	(10.9)%
Brit	487.2	413.9	17.7%	1,353.4	1,239.1	9.2%
Allied World	726.6	613.3	18.5%	2,318.7	1,997.5	16.1%
Fairfax Asia	59.4	55.9	6.3%	164.5	161.2	2.0%
Other	309.5	293.8	5.3%	889.1	850.0	4.6%
	3,735.2	3,318.1	12.6%	10,990.6	10,050.8	9.4%

Northbridge’s net premiums written increased by 13.0% and 11.9% in the third quarter and first nine months of 2020. In Canadian dollar terms, Northbridge’s net premiums written increased by 14.1% and 14.0%, primarily due to price increases across the group, strong retention of renewal business and new business writings, partially offset by returned premium due to reduced exposure from the COVID-19 closures (primarily related to automobile lines).
Odyssey Group's net premiums written increased by 13.3% and 10.3% in the third quarter and first nine months of 2020, principally reflecting growth in North America (growth in U.S. casualty reinsurance), U.S. Insurance (principally reflecting growth in financial products and professional liability, partially offset by a decrease in U.S. crop), EuroAsia (principally reflecting growth in property and accident and health) and London Market (principally reflecting growth in Newline's casualty business).
Crum & Forster's net premiums written increased by 10.0% in the third quarter of 2020, principally reflecting growth in surety, credit and programs, and surplus and specialty lines of business, partially offset by decreases in commercial lines and accident and health. Crum & Forster's net premiums written increased by 8.6% in the first nine months of 2020, primarily reflecting growth in surety, credit and programs, and accident and health, partially offset by reduced exposure resulting from decreased economic activity associated with COVID-19.
Zenith National's net premiums written decreased by 4.0% and 10.9% in the third quarter and first nine months of 2020, primarily reflecting price decreases and lower payroll exposure due to the economic impacts of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines.
Brit's net premiums written increased by 17.7% and 9.2% in the third quarter and first nine months of 2020, reflecting growth in core lines of business generated by price increases across most lines of business, increased contributions from underwriting initiatives launched in recent years (primarily related to Brit's U.S. operations) and targeted reductions in ceded premiums to retain higher performing business, partially offset by reductions in non-core lines of business through active portfolio management and reduced exposure resulting from decreased economic activity associated with COVID-19.
Allied World's net premiums written increased by 18.5% and 16.1% in the third quarter and first nine months of 2020, primarily due to improved pricing and growth across both the insurance segment (principally North American and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (principally related to North American lines of business), partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the insurance segment during 2020).
Fairfax Asia's net premiums written increased by 6.3% and 2.0% in the third quarter and first nine months of 2020, principally reflecting increased business volume by Falcon Insurance on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio, partially offset by decreased business volumes in automobile lines of business at Pacific Insurance and AMAG Insurance due to the economic impact of COVID-19.
Insurance and Reinsurance – Other's net premiums written increased by 5.3% in the third quarter of 2020, principally reflecting increases at Group Re and Polish Re, partially offset by decreases at Bryte Insurance (primarily reflecting the unfavourable impact of foreign currency translation). Insurance and Reinsurance – Other's net premiums written increased by 4.6% in the first nine months of 2020 principally reflecting increases at Group Re, Polish Re, ARX Insurance and Fairfax Brasil, and the consolidation of Universalna in November 2019, partially offset by decreases at Bryte Insurance (primarily reflecting the unfavourable impact of foreign currency translation) and lower premium retention and economic activity at Fairfax Latam.

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and nine months ended September 30, 2020 and 2019 using amounts presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2020, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income (loss) as presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios - Insurance and Reinsurance	2020	2019	2020	2019
Northbridge	89.9%	97.5%	93.4%	98.7%
Odyssey Group	99.4%	97.6%	99.2%	96.3%
Crum & Forster	99.3%	97.9%	98.6%	97.7%
Zenith National	92.7%	87.1%	91.6%	83.3%
Brit	114.0%	104.1%	109.6%	98.9%
Allied World	93.1%	96.2%	95.2%	98.7%
Fairfax Asia	96.0%	96.9%	99.4%	97.8%
Other	99.8%	97.1%	98.8%	99.5%
Consolidated	98.5%	97.5%	98.6%	97.1%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	38.2	8.4	68.5	11.7
Odyssey Group	6.0	20.2	20.1	88.3
Crum & Forster	4.1	11.8	25.7	36.0
Zenith National	12.2	24.1	39.6	91.7
Brit	(58.9)	(15.8)	(118.5)	12.9
Allied World	48.3	23.0	96.0	23.0
Fairfax Asia	2.1	1.6	0.9	3.1
Other	0.4	8.0	9.9	4.0
Underwriting profit - insurance and reinsurance	52.4	81.3	142.2	270.7
Interest and dividends - insurance and reinsurance	127.7	163.1	440.3	501.5
Share of profit of associates - insurance and reinsurance	74.6	35.7	18.3	84.6
Operating income - insurance and reinsurance	254.7	280.1	600.8	856.8
Run-off (excluding net gains (losses) on investments)	(9.3)	(14.2)	(47.6)	(45.0)
Non-insurance companies reporting segment (excluding net gains (losses) on investments)	0.6	8.2	(113.7)	163.9
Interest expense	(120.9)	(121.5)	(358.8)	(355.0)
Corporate overhead and other	(18.3)	14.0	(268.2)	97.1
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Pre-tax income (loss) before net gains (losses) on investments	106.8	166.6	(70.4)	717.8
Net realized gains (losses) on investments	(87.1)	48.3	(269.9)	196.9
Pre-tax income (loss) including net realized gains (losses) on investments	19.7	214.9	(340.3)	914.7
Net change in unrealized gains (losses) on investments	59.8	(145.0)	(652.8)	878.9
Pre-tax income (loss)	79.5	69.9	(993.1)	1,793.6
Income taxes	(37.7)	4.5	72.1	(325.1)
Net earnings (loss)	41.8	74.4	(921.0)	1,468.5

Attributable to:
Shareholders of Fairfax	133.7	68.6	(690.7)	1,332.1
Non-controlling interests	(91.9)	5.8	(230.3)	136.4
	41.8	74.4	(921.0)	1,468.5

Net earnings (loss) per share	$4.66	$2.13	$(27.27)	$48.20
Net earnings (loss) per diluted share	$4.44	$2.04	$(27.27)	$46.23
Cash dividends paid per share	$—	$—	$10.00	$10.00

The company's insurance and reinsurance operations produced underwriting profit of $52.4 and $142.2 (combined ratios of 98.5% and 98.6%) in the third quarter and first nine months of 2020 compared to underwriting profit of $81.3 and $270.7 (combined ratios of 97.5% and 97.1%) in the third quarter and first nine months of 2019.
The increase in the combined ratio in the third quarter of 2020 compared to the third quarter of 2019 principally reflected COVID-19 losses, higher current period catastrophe losses and lower net favourable prior year reserve development, partially offset by a lower underwriting expense ratio. The increase in the combined ratio in the first nine months of 2020 compared to the first nine months of 2019 principally reflected COVID-19 losses and higher current period catastrophe losses, partially offset by higher net favourable prior year reserve development and a lower underwriting expense ratio.
The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2020 and 2019:

	Third quarter		First nine months
	2020	2019	2020	2019
Underwriting profit - insurance and reinsurance	52.4	81.3	142.2	270.7

Loss & LAE - accident year	68.3%	67.6%	68.6%	65.5%
Commissions	17.3%	17.1%	17.1%	17.2%
Underwriting expense	15.0%	15.7%	15.6%	16.4%
Combined ratio - accident year	100.6%	100.4%	101.3%	99.1%
Net favourable reserve development	(2.1)%	(2.9)%	(2.7)%	(2.0)%
Combined ratio - calendar year	98.5%	97.5%	98.6%	97.1%
Net (favourable) adverse prior year reserve development for the three and nine months ended September 30, 2020 and 2019 was comprised as follows:

	Third quarter		First nine months
Insurance and Reinsurance	2020	2019	2020	2019
Northbridge	(17.2)	0.5	(15.3)	(31.9)
Odyssey Group	(32.3)	(45.5)	(91.1)	(85.6)
Crum & Forster	(1.7)	(2.2)	(4.1)	(4.7)
Zenith National	(14.4)	(16.5)	(62.4)	(75.4)
Brit	(8.1)	(8.2)	(42.4)	(10.1)
Allied World	—	(0.3)	(25.3)	79.3
Fairfax Asia	(3.7)	(7.6)	(13.0)	(21.0)
Other	3.1	(14.4)	(21.8)	(35.6)
	(74.3)	(94.2)	(275.4)	(185.0)
Current period catastrophe losses and COVID-19 losses for the three and nine months ended September 30, 2020 and 2019 were comprised as follows:

	Third quarter						First nine months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	112.3	3.1		—	—		112.3	1.1		—	—
Hurricane Dorian	—	—		75.4	2.3		—	—		75.4	0.8
Attritional catastrophes	106.3	3.0		62.6	1.9		307.5	3.0		150.9	1.6
COVID-19(2)	143.2	4.0		—	—		535.6	5.3		—	—
	361.8	10.1	points	138.0	4.2	points	955.4	9.4	points	226.3	2.4	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first nine months of 2020 are comprised primarily of business interruption exposures (approximately 40%, principally from international business) and event cancellation coverage (approximately 29%). Incurred but not reported losses comprise approximately 60% of the total.
The commission expense ratio of 17.3% and 17.1% in the third quarter and first nine months of 2020 compared to 17.1% and 17.2% in the third quarter and first nine months of 2019 primarily reflected lower commission expense ratios at Allied World (lower average gross commissions and increased ceding commission income, primarily in the insurance segment) and Brit (reflecting changes in the mix of business written), and higher commission expense ratios at Northbridge and Crum & Forster (reflecting changes in the mix of business written including decreases in the travel business which attracts lower commissions).
The underwriting expense ratio decreased to 15.0% and 15.6% in the third quarter and first nine months of 2020 from 15.7% and 16.4% in the third quarter and first nine months of 2019, primarily reflecting lower underwriting expense ratios at Allied World, Odyssey Group and Northbridge (principally reflecting increased net premiums earned relative to modest increases in underwriting expenses), partially offset by an increase at Brit (primarily reflecting a reduction in underwriting related fee income, increased regulatory levies and initial set-up costs of business initiatives to support premium growth, with underlying operating expenses remaining stable).
Underwriting expenses increased to $538.2 and $1,584.6 in the third quarter and first nine months of 2020 from $510.9 and $1,523.3 in the third quarter and first nine months of 2019, primarily reflecting increased business volumes at Brit, Crum & Forster and Odyssey Group, and the consolidation of ARX Insurance (on February 14, 2019), partially offset by decreased business volume at Zenith National. For further details refer to note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
Operating expenses as presented in the consolidated statement of earnings increased to $617.2 and $1,893.7 in the third quarter and first nine months of 2020 from $609.3 and $1,821.6 in the third quarter and first nine months of 2019, primarily reflecting increases in underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph). The increase in the nine months of 2020 also reflected higher Fairfax and subsidiary holding companies' corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings decreased to $1,192.1 in the third quarter of 2020 from $1,452.8 in the third quarter of 2019, primarily reflecting temporary closures and other economic effects related to the COVID-19 pandemic at Thomas Cook India, Restaurants and retail, Fairfax India and Mosaic Capital, partially offset by the consolidation of Horizon North (on May 29, 2020) and increased expenses at AGT and Boat Rocker.
Other expenses as presented in the consolidated statement of earnings decreased to $3,403.8 in the first nine months of 2020 from $3,880.5 in the first nine months of 2019, primarily reflecting temporary closures and other economic effects related to the COVID-19 pandemic at Thomas Cook India, Restaurants and retail, Fairfax India and Mosaic Capital, partially offset by the consolidation of AGT (on April 17, 2019) and Horizon North (on May 29, 2020), and non-cash impairment charges on right-of-use assets and finance lease receivables related to Recipe's previously announced restaurant portfolio restructuring and COVID-19 related impairments. Refer to the Non-insurance companies section of this MD&A for further details.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the three and nine months ended September 30, 2020 and 2019 is provided in the Investments section of this MD&A.
Net earnings attributable to shareholders of Fairfax increased to $133.7 (net earnings of $4.66 per basic share and $4.44 per diluted share) in the third quarter of 2020 from $68.6 (net earnings of $2.13 per basic share and $2.04 per diluted share) in the third quarter of 2019, principally reflecting lower net losses on investments, partially offset by lower operating income in the insurance and reinsurance operations (reflecting decreases in underwriting profit and interest and dividends, partially offset by higher share of profit of associates).
Net loss attributable to shareholders of Fairfax of $690.7 (net loss of $27.27 per basic and diluted share) in the first nine months of 2020 compared to net earnings attributable to shareholders of Fairfax of $1,332.1 (net earnings of $48.20 per basic share and $46.23 per diluted share) in the first nine months of 2019 principally reflected net losses on investments, operating losses in the Non-insurance companies reporting segment and lower operating income in the insurance and reinsurance operations (reflecting decreases in underwriting profit, interest and dividends and share of profit of associates), partially offset by a gain on deconsolidation of insurance subsidiary and income tax recovery.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the three and nine months ended September 30, 2020 and 2019. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the company, primarily to Odyssey Group, Allied World and Group Re. Additional details about share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, are set out in the Investments section of this MD&A.
Quarter ended September 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	457.3	1,095.8	799.6	150.3	602.4	1,168.2	119.6	482.3	4,875.5	—	—	—	(132.3)	4,743.2
Net premiums written	379.0	969.3	657.9	146.3	487.2	726.6	59.4	309.5	3,735.2	—	—	—	—	3,735.2
Net premiums earned	377.8	944.9	614.5	166.9	419.2	701.2	52.9	294.4	3,571.8	—	—	—	—	3,571.8
Underwriting profit (loss)	38.2	6.0	4.1	12.2	(58.9)	48.3	2.1	0.4	52.4	(17.2)	—	—	—	35.2
Interest and dividends	11.9	34.5	17.7	4.2	13.3	29.7	4.9	11.5	127.7	5.1	5.5	11.8	31.7	181.8
Share of profit (loss) of associates	2.7	21.3	6.6	4.1	11.1	14.7	9.4	4.7	74.6	2.8	(38.6)	12.0	—	50.8
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	33.7	—	(10.3)	23.4
Operating income (loss)	52.8	61.8	28.4	20.5	(34.5)	92.7	16.4	16.6	254.7	(9.3)	0.6	23.8	21.4	291.2
Net gains (losses) on investments(1)	62.2	(37.7)	(43.3)	(19.8)	(2.4)	11.3	13.6	19.7	3.6	(1.8)	(38.6)	9.5	—	(27.3)
Interest expense	(0.3)	(1.5)	(1.2)	(0.9)	(4.5)	(7.5)	(0.1)	(0.3)	(16.3)	(0.2)	(41.8)	(62.6)	—	(120.9)
Corporate overhead and other	(1.8)	(1.1)	(7.5)	(3.3)	(3.4)	(17.3)	(2.0)	—	(36.4)	—	—	6.9	(34.0)	(63.5)
Pre-tax income (loss)	112.9	21.5	(23.6)	(3.5)	(44.8)	79.2	27.9	36.0	205.6	(11.3)	(79.8)	(22.4)	(12.6)	79.5
Income taxes														(37.7)
Net earnings														41.8

Attributable to:
Shareholders of Fairfax														133.7
Non-controlling interests														(91.9)
														41.8
(1)    Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Quarter ended September 30, 2019

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	415.7	929.8	732.1	155.1	530.5	948.7	116.9	450.0	4,278.8	(1.1)	—	—	(66.1)	4,211.6
Net premiums written	335.3	855.2	598.3	152.4	413.9	613.3	55.9	293.8	3,318.1	0.2	—	—	—	3,318.3
Net premiums earned	332.4	855.0	561.1	186.1	388.3	605.1	52.0	273.3	3,253.3	12.2	—	—	—	3,265.5
Underwriting profit (loss)	8.4	20.2	11.8	24.1	(15.8)	23.0	1.6	8.0	81.3	(32.0)	—	—	—	49.3
Interest and dividends	17.7	43.5	20.8	7.9	20.8	34.5	4.1	13.8	163.1	13.7	(1.5)	6.0	33.6	214.9
Share of profit (loss) of associates	4.5	3.3	11.3	0.7	6.8	9.2	2.4	(2.5)	35.7	4.1	47.7	62.1	—	149.6
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(38.0)	—	1.5	(36.5)
Operating income (loss)	30.6	67.0	43.9	32.7	11.8	66.7	8.1	19.3	280.1	(14.2)	8.2	68.1	35.1	377.3
Net gains (losses) on investments	(23.9)	(65.5)	(55.7)	(6.1)	(15.8)	(10.3)	87.2	(22.4)	(112.5)	(15.2)	14.4	16.6	—	(96.7)
Interest expense	(0.4)	(1.8)	(1.2)	(1.0)	(4.4)	(7.2)	(0.1)	(0.4)	(16.5)	(1.9)	(51.9)	(52.0)	0.8	(121.5)
Corporate overhead and other	(1.1)	0.4	(5.3)	(2.2)	(2.3)	(16.3)	(2.3)	0.6	(28.5)	—	—	(24.8)	(35.9)	(89.2)
Pre-tax income (loss)	5.2	0.1	(18.3)	23.4	(10.7)	32.9	92.9	(2.9)	122.6	(31.3)	(29.3)	7.9	—	69.9
Income taxes														4.5
Net earnings														74.4

Attributable to:
Shareholders of Fairfax														68.6
Non-controlling interests														5.8
														74.4

Nine months ended September 30, 2020

	Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	1,235.5	3,176.6	2,292.9	528.2	1,884.9	3,524.3	330.9	1,391.3	14,364.6	146.5	—	—	(289.5)	14,221.6
Net premiums written	1,091.2	2,769.0	1,888.4	516.3	1,353.4	2,318.7	164.5	889.1	10,990.6	146.5	—	—	—	11,137.1
Net premiums earned	1,039.7	2,648.2	1,776.4	471.2	1,239.1	1,986.1	164.8	839.7	10,165.2	127.9	—	—	—	10,293.1
Underwriting profit (loss)	68.5	20.1	25.7	39.6	(118.5)	96.0	0.9	9.9	142.2	(54.7)	—	—	—	87.5
Interest and dividends	43.9	118.3	63.3	15.4	46.7	98.9	15.6	38.2	440.3	20.1	57.4	45.7	41.2	604.7
Share of profit (loss) of associates	(8.5)	33.1	(18.5)	(11.1)	(0.6)	23.8	13.6	(13.5)	18.3	(13.0)	(87.8)	(95.0)	—	(177.5)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(83.3)	—	(18.4)	(101.7)
Operating income (loss)	103.9	171.5	70.5	43.9	(72.4)	218.7	30.1	34.6	600.8	(47.6)	(113.7)	(49.3)	22.8	413.0
Net gains (losses) on investments(1)	(35.4)	(282.3)	(248.9)	(84.4)	(9.8)	29.2	(10.4)	(81.8)	(723.8)	(157.2)	(149.8)	108.1	—	(922.7)
Gain (loss) on deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(1.0)	(4.9)	(3.6)	(2.8)	(13.9)	(22.8)	(0.3)	(1.2)	(50.5)	(2.1)	(131.5)	(174.8)	0.1	(358.8)
Corporate overhead and other	(4.2)	(2.6)	(18.5)	(7.3)	(8.0)	(57.8)	(7.2)	(0.3)	(105.9)	—	—	(87.7)	(48.1)	(241.7)
Pre-tax income (loss)	63.3	(148.8)	(226.3)	(50.6)	(104.1)	167.3	12.2	(48.7)	(335.7)	(215.9)	(395.0)	(21.3)	(25.2)	(993.1)
Income taxes														72.1
Net loss														(921.0)

Attributable to:
Shareholders of Fairfax														(690.7)
Non-controlling interests														(230.3)
														(921.0)
(1)    Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Nine months ended September 30, 2019

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	1,112.0	2,793.4	2,100.8	588.6	1,741.0	2,944.9	329.0	1,292.1	12,901.8	592.9	—	—	(221.1)	13,273.6
Net premiums written	975.1	2,510.1	1,738.3	579.5	1,239.1	1,997.5	161.2	850.0	10,050.8	563.3	—	—	—	10,614.1
Net premiums earned	911.2	2,363.5	1,589.5	549.4	1,195.3	1,796.3	145.1	772.0	9,322.3	625.0	—	—	—	9,947.3
Underwriting profit (loss)	11.7	88.3	36.0	91.7	12.9	23.0	3.1	4.0	270.7	(95.0)	—	—	—	175.7
Interest and dividends	47.5	130.0	65.3	25.5	56.0	114.1	16.6	46.5	501.5	45.2	(3.5)	26.9	102.3	672.4
Share of profit (loss) of associates	(2.1)	55.9	23.8	(7.8)	0.5	20.4	2.3	(8.4)	84.6	4.8	141.2	184.5	—	415.1
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	26.2	—	6.2	32.4
Operating income (loss)	57.1	274.2	125.1	109.4	69.4	157.5	22.0	42.1	856.8	(45.0)	163.9	211.4	108.5	1,295.6
Net gains (losses) on investments	(42.7)	154.1	118.1	11.5	47.1	147.5	255.6	53.7	744.9	139.9	78.6	112.4	—	1,075.8
Interest expense	(1.2)	(5.8)	(3.9)	(2.9)	(14.6)	(21.8)	(0.3)	(1.3)	(51.8)	(5.6)	(134.7)	(163.7)	0.8	(355.0)
Corporate overhead and other	(3.7)	(6.6)	(15.9)	(6.2)	(6.9)	(46.8)	(7.7)	(0.7)	(94.5)	—	—	(19.0)	(109.3)	(222.8)
Pre-tax income	9.5	415.9	223.4	111.8	95.0	236.4	269.6	93.8	1,455.4	89.3	107.8	141.1	—	1,793.6
Income taxes														(325.1)
Net earnings														1,468.5

Attributable to:
Shareholders of Fairfax														1,332.1
Non-controlling interests														136.4
														1,468.5

Components of Net Earnings
Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Non-insurance companies reporting segments for the three and nine months ended September 30, 2020 and 2019.

    Northbridge

	Cdn$		Cdn$
	Third quarter		First nine months		Third quarter		First nine months
	2020	2019	2020	2019	2020	2019	2020	2019
Underwriting profit	51.3	11.1	92.7	15.5	38.2	8.4	68.5	11.7

Loss & LAE - accident year	61.1%	64.9%	62.4%	69.4%	61.1%	64.9%	62.4%	69.4%
Commissions	18.6%	16.5%	17.2%	16.5%	18.6%	16.5%	17.2%	16.5%
Underwriting expenses	14.7%	15.9%	15.3%	16.3%	14.7%	15.9%	15.3%	16.3%
Combined ratio - accident year	94.4%	97.3%	94.9%	102.2%	94.4%	97.3%	94.9%	102.2%
Net (favourable) adverse reserve development	(4.5)%	0.2%	(1.5)%	(3.5)%	(4.5)%	0.2%	(1.5)%	(3.5)%
Combined ratio - calendar year	89.9%	97.5%	93.4%	98.7%	89.9%	97.5%	93.4%	98.7%

Gross premiums written	610.3	549.5	1,672.5	1,478.1	457.3	415.7	1,235.5	1,112.0
Net premiums written	505.1	442.8	1,477.1	1,296.1	379.0	335.3	1,091.2	975.1
Net premiums earned	504.1	439.2	1,407.5	1,211.1	377.8	332.4	1,039.7	911.2
Underwriting profit	51.3	11.1	92.7	15.5	38.2	8.4	68.5	11.7
Interest and dividends	15.8	23.4	59.4	63.1	11.9	17.7	43.9	47.5
Share of profit (loss) of associates	3.9	6.0	(11.4)	(2.8)	2.7	4.5	(8.5)	(2.1)
Operating income	71.0	40.5	140.7	75.8	52.8	30.6	103.9	57.1
The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 1.8% in the first nine months of 2020 compared to the first nine months of 2019. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported underwriting profit of Cdn$51.3 and Cdn$92.7 ($38.2 and $68.5) and combined ratios of 89.9% and 93.4% in the third quarter and first nine months of 2020 compared to underwriting profit of Cdn$11.1 and Cdn$15.5 ($8.4 and $11.7) and combined ratios of 97.5% and 98.7% in the third quarter and first nine months of 2019. The increase in underwriting profit in the third quarter and first nine months of 2020 principally reflected lower non-catastrophe loss experience related to the current accident year (reflecting improvements across most lines of business mainly as a result of lower claims activity due to the various closures and lower economic activity related to COVID-19), improved pricing and a lower underwriting expense ratio, partially offset by higher catastrophe losses and COVID-19 losses. The increase in underwriting profit in the third quarter of 2020 also reflected net favourable prior year reserve development.

	Third quarter								First nine months
	2020				2019				2020				2019
	Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact
Catastrophe losses(2)	6.2	4.8	1.3		2.7	2.1	0.6		38.8	28.7	2.8		12.7	9.6	1.0
COVID-19	25.5	19.1	5.0		—	—	—		60.5	44.7	4.3		—	—	—
	31.7	23.9	6.3	points	2.7	2.1	0.6	points	99.3	73.4	7.1	points	12.7	9.6	1.0	points
(1)    Net of reinstatement premiums.
(2)    Current period catastrophe losses in the third quarter and first nine months of 2020 principally related to the Fort McMurray floods and the Calgary hailstorms. Current period catastrophe losses in the third quarter and first nine months of 2019 principally related to several storms in Ontario and Quebec.
Net favourable prior year reserve development in the third quarter and first nine months of 2020 of Cdn$23.3 and Cdn$20.7 ($17.2 and $15.3; 4.5 and 1.5 combined ratio points) principally reflected better than expected emergence across automobile lines of business and primarily related to accident years 2015 through 2018. Net adverse prior year reserve development in the third quarter of 2019 was nominal. Net favourable prior year reserve development in the first nine months of 2019 of Cdn$42.3 ($31.9; 3.5 combined ratio points) principally reflected better than expected emergence across all major lines of business and primarily related to accident years 2013 to 2015.

Gross premiums written increased by 11.1% and 13.2% in the third quarter and first nine months of 2020, reflecting price increases across the group, strong retention of renewal business and new business writings, partially offset by returned premium due to reduced exposure from the COVID-19 closures (primarily related to automobile lines). Net premiums written increased by 14.1% and 14.0% in the third quarter and first nine months of 2020, consistent with the growth in gross premiums written. Net premiums earned increased by 14.8% and 16.2% in the third quarter and first nine months of 2020, primarily reflecting the growth in net premiums written during 2019.
Interest and dividends decreased to Cdn$15.8 and Cdn$59.4 ($11.9 and $43.9) in the third quarter and first nine months of 2020 from Cdn$23.4 and Cdn$63.1 ($17.7 and $47.5) in the third quarter and first nine months of 2019, principally reflecting lower dividend income earned on common and preferred stocks, and lower interest income earned on cash and cash equivalents and decreased holdings of Canadian government bonds. The decrease in interest and dividends in the first nine months of 2020 was partially offset by higher interest income earned on short term investments.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$241.3 ($178.3) in the first nine months of 2020 from Cdn$191.8 ($144.3) in the first nine months of 2019, primarily reflecting higher net premium collections.

    Odyssey Group

	Third quarter		First nine months
	2020	2019	2020	2019
Underwriting profit	6.0	20.2	20.1	88.3

Loss & LAE - accident year	75.9%	75.7%	74.4%	70.6%
Commissions	18.6%	18.5%	19.3%	19.7%
Underwriting expenses	8.3%	8.7%	8.9%	9.6%
Combined ratio - accident year	102.8%	102.9%	102.6%	99.9%
Net favourable reserve development	(3.4)%	(5.3)%	(3.4)%	(3.6)%
Combined ratio - calendar year	99.4%	97.6%	99.2%	96.3%

Gross premiums written	1,095.8	929.8	3,176.6	2,793.4
Net premiums written	969.3	855.2	2,769.0	2,510.1
Net premiums earned	944.9	855.0	2,648.2	2,363.5
Underwriting profit	6.0	20.2	20.1	88.3
Interest and dividends	34.5	43.5	118.3	130.0
Share of profit of associates	21.3	3.3	33.1	55.9
Operating income	61.8	67.0	171.5	274.2

Odyssey Group reported underwriting profit of $6.0 and $20.1 and combined ratios of 99.4% and 99.2% in the third quarter and first nine months of 2020 compared to underwriting profit of $20.2 and $88.3 and combined ratios of 97.6% and 96.3% in the third quarter and first nine months of 2019. The decrease in underwriting profit in the third quarter of 2020 principally reflected COVID-19 losses and decreased net favourable prior year reserve development, partially offset by increased net premiums earned relative to modest increases in underwriting expenses and an improvement in current accident year attritional loss experience. The decrease in underwriting profit in the first nine months of 2020 principally reflected COVID-19 losses and increased current period catastrophe losses (as set out in the table below), partially offset by increased net premiums earned relative to modest increases in underwriting and commission expenses and an improvement in current accident year attritional loss experience.

	Third quarter						First nine months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	18.0	1.9		—	—		18.0	0.7		—	—
Hurricane Dorian	—	—		26.0	3.0		—	—		26.0	1.1
Attritional catastrophes	50.4	5.4		41.3	4.9		142.9	5.4		109.2	4.6
COVID-19	25.0	2.6		—	—		125.0	4.7		—	—
	93.4	9.9	points	67.3	7.9	points	285.9	10.8	points	135.2	5.7	points
(1)    Net of reinstatement premiums.

Net favourable prior year reserve development of $32.3 (3.4 combined ratio points) in the third quarter of 2020 primarily reflected better than expected emergence across all divisions, most notably in EuroAsia and North America. Net favourable prior year reserve development of $91.1 (3.4 combined ratio points) in the first nine months of 2020 primarily reflected better than expected emergence related to property catastrophe and casualty loss reserves. Net favourable prior year reserve development of $45.5 and $85.6 (5.3 and 3.6 combined ratio points) in the third quarter and first nine months of 2019 primarily reflected better than expected emergence related to casualty and property catastrophe loss reserves.
Gross premiums written increased by 17.9% and 13.7% in the third quarter and first nine months of 2020, principally reflecting growth in North America (growth in U.S. casualty reinsurance), U.S. Insurance (principally reflecting growth in financial products and professional liability, partially offset by a decrease in U.S. crop), EuroAsia (principally reflecting growth in property and accident and health) and London Market (principally reflecting growth in Newline's casualty business). Net premiums written increased by 13.3% and 10.3% in the third quarter and first nine months of 2020, consistent with the growth in gross premiums written. Net premiums earned in the third quarter and first nine months of 2020 increased by 10.5% and 12.0% consistent with the growth in net premiums written during 2019 and 2020.
Interest and dividends decreased to $34.5 in the third quarter of 2020 from $43.5 in the third quarter of 2019, primarily reflecting lower interest income earned on decreased holdings of short term investments. Interest and dividends decreased to $118.3 in the first nine months of 2020 from $130.0 in the first nine months of 2019, primarily reflecting lower dividend income earned on common stocks.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $634.3 in the first nine months of 2020 from $480.3 in the first nine months of 2019, primarily as a result of increased net premium collections, partially offset by higher net payments on prior year losses.

    Crum & Forster

	Third quarter		First nine months
	2020	2019	2020	2019
Underwriting profit	4.1	11.8	25.7	36.0

Loss & LAE - accident year	64.5%	63.8%	63.5%	63.3%
Commissions	17.9%	16.3%	17.0%	15.8%
Underwriting expenses	17.2%	18.2%	18.3%	18.9%
Combined ratio - accident year	99.6%	98.3%	98.8%	98.0%
Net favourable reserve development	(0.3)%	(0.4)%	(0.2)%	(0.3)%
Combined ratio - calendar year	99.3%	97.9%	98.6%	97.7%

Gross premiums written	799.6	732.1	2,292.9	2,100.8
Net premiums written	657.9	598.3	1,888.4	1,738.3
Net premiums earned	614.5	561.1	1,776.4	1,589.5
Underwriting profit	4.1	11.8	25.7	36.0
Interest and dividends	17.7	20.8	63.3	65.3
Share of profit (loss) of associates	6.6	11.3	(18.5)	23.8
Operating income	28.4	43.9	70.5	125.1
Crum & Forster reported underwriting profit of $4.1 and $25.7 and combined ratios of 99.3% and 98.6% in the third quarter and first nine months of 2020 compared to underwriting profit of $11.8 and $36.0 and combined ratios of 97.9% and 97.7% in the third quarter and first nine months of 2019. The decrease in underwriting profit in the third quarter and first nine months of 2020 principally reflected an increase in current period catastrophe losses (as set out in the table below) and COVID-19 losses, partially offset by price increases. Net favourable prior year reserve development was nominal in the third quarter and first nine months of 2020 and 2019.

	Third quarter						First nine months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	22.5	3.7		—	—		22.5	1.3		—	—
Attritional catastrophes	27.6	4.4		4.6	0.8		48.1	2.7		13.1	0.8
COVID-19	13.0	2.1		—	—		33.0	1.9		—	—
	63.1	10.2	points	4.6	0.8	points	103.6	5.9	points	13.1	0.8	points
(1)    Net of reinstatement premiums.

Gross premiums written increased by 9.2% in the third quarter of 2020, principally reflecting growth in surety, credit and programs, and surplus and specialty lines of business, partially offset by decreases in commercial lines and accident and health. Gross premiums written increased by 9.1% in the first nine months of 2020, primarily reflecting growth in surety, credit and programs, and accident and health, partially offset by reduced exposure resulting from decreased economic activity associated with COVID-19. Net premiums written increased by 10.0% and 8.6% in the third quarter and first nine months of 2020, consistent with the factors that affected gross premiums written. Net premiums earned increased by 9.5% and 11.8% in the third quarter and first nine months of 2020, primarily reflecting the growth in net premiums written during 2019 and 2020.
The commission expense ratio increased to 17.9% and 17.0% in the third quarter and first nine months of 2020 from 16.3% and 15.8% in the third quarter and first nine months of 2019 primarily reflecting changes in the mix of business written including decreases in the travel business which attracts lower commissions. The underwriting expense ratio decreased to 17.2% and 18.3% in the third quarter and first nine months of 2020 from 18.2% and 18.9% in the third quarter and first nine months of 2019 primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.
Interest and dividends decreased to $17.7 in the third quarter of 2020 from $20.8 in the third quarter of 2019, primarily reflecting lower interest income earned on decreased holdings of short term investments and U.S treasury bonds. Interest and dividends decreased to $63.3 in the first nine months of 2020 from $65.3 in the first nine months of 2019, primarily reflecting lower dividend income earned on common and preferred stocks and lower interest income earned on reduced holdings of U.S. municipal bonds, partially offset by higher interest income earned on increased holdings of high quality U.S. corporate bonds and short term investments.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $295.3 in the first nine months of 2020 from $199.3 in the first nine months of 2019, primarily due to increased net premium collections and a decrease in net paid losses.

    Zenith National(1)

	Third quarter		First nine months
	2020	2019	2020	2019
Underwriting profit	12.2	24.1	39.6	91.7

Loss & LAE - accident year	61.2%	56.8%	63.4%	57.8%
Commissions	11.4%	10.9%	11.6%	10.8%
Underwriting expenses	28.8%	28.3%	29.8%	28.4%
Combined ratio - accident year	101.4%	96.0%	104.8%	97.0%
Net favourable reserve development	(8.7)%	(8.9)%	(13.2)%	(13.7)%
Combined ratio - calendar year	92.7%	87.1%	91.6%	83.3%

Gross premiums written	150.3	155.1	528.2	588.6
Net premiums written	146.3	152.4	516.3	579.5
Net premiums earned	166.9	186.1	471.2	549.4
Underwriting profit	12.2	24.1	39.6	91.7
Interest and dividends	4.2	7.9	15.4	25.5
Share of profit (loss) of associates	4.1	0.7	(11.1)	(7.8)
Operating income	20.5	32.7	43.9	109.4
(1)    These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.
Zenith National reported underwriting profit of $12.2 and $39.6 and combined ratios of 92.7% and 91.6% in the third quarter and first nine months of 2020 compared to underwriting profit of $24.1 and $91.7 and combined ratios of 87.1% and 83.3% in the third quarter and first nine months of 2019. The decrease in underwriting profit in the third quarter and first nine months of 2020 principally reflected price decreases and lower payroll exposure due to the economic impacts of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines. The decrease in underwriting profit in the third quarter and first nine months of 2020 also reflected lower net favourable prior year reserve development.
Net favourable prior year reserve development of $14.4 and $62.4 (8.7 and 13.2 combined ratio points) in the third quarter and first nine months of 2020 principally reflected net favourable emergence related to accident years 2015 through 2019. Net favourable prior year reserve development of $16.5 and $75.4 (8.9 and 13.7 combined ratio points) in the third quarter and first nine months of 2019 principally reflected net favourable emergence related to accident years 2013 through 2018.

Gross premiums written decreased by 3.1% and 10.3% in the third quarter and first nine months of 2020, primarily reflecting price decreases and lower payroll exposure due to the economic impacts of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines. Net premiums written decreased by 4.0% and 10.9% in the third quarter and first nine months of 2020, consistent with the decrease in gross premiums written. Net premiums earned decreased by 10.3% and 14.2% in the third quarter and first nine months of 2020, primarily reflecting the decreases in net premiums written.
Interest and dividends decreased to $4.2 and $15.4 in the third quarter and first nine months of 2020 from $7.9 and $25.5 in the third quarter and first nine months of 2019, primarily reflecting lower interest income earned on bonds due to sales and maturities of higher yielding short-dated U.S. treasury bonds and the reinvestment of the proceeds into lower yielding U.S. treasury bonds, lower interest income earned on decreased holdings of U.S. municipal bonds and lower dividend income earned on common stocks.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $57.3 in the first nine months of 2020 from $51.8 in the first nine months of 2019, primarily reflecting decreased net claims, underwriting expenses and income taxes paid, partially offset by reduced net premium collections.

    Brit

	Third quarter		First nine months
	2020	2019	2020	2019
Underwriting profit (loss)	(58.9)	(15.8)	(118.5)	12.9

Loss & LAE - accident year	70.5%	63.2%	70.7%	58.3%
Commissions	26.9%	28.8%	25.9%	27.3%
Underwriting expenses	18.5%	14.2%	16.4%	14.1%
Combined ratio - accident year	115.9%	106.2%	113.0%	99.7%
Net favourable reserve development	(1.9)%	(2.1)%	(3.4)%	(0.8)
Combined ratio - calendar year	114.0%	104.1%	109.6%	98.9%

Gross premiums written	602.4	530.5	1,884.9	1,741.0
Net premiums written	487.2	413.9	1,353.4	1,239.1
Net premiums earned	419.2	388.3	1,239.1	1,195.3
Underwriting profit (loss)	(58.9)	(15.8)	(118.5)	12.9
Interest and dividends	13.3	20.8	46.7	56.0
Share of profit (loss) of associates	11.1	6.8	(0.6)	0.5
Operating income (loss)	(34.5)	11.8	(72.4)	69.4

Brit reported underwriting losses of $58.9 and $118.5 and combined ratios of 114.0% and 109.6% in the third quarter and first nine months of 2020 compared to an underwriting loss of $15.8 and an underwriting profit of $12.9 and combined ratios of 104.1% and 98.9% in the third quarter and first nine months of 2019. The increase in underwriting loss in the third quarter of 2020 principally reflected COVID-19 losses. The underwriting loss in the first nine months of 2020 principally reflected COVID-19 losses and an increase in current period catastrophe losses (as set out in the table below), partially offset by an improvement in current accident year attritional loss experience and increased net favourable prior year reserve development.

	Third quarter						First nine months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	36.5	8.7		—	—		36.5	2.9		—	—
Hurricane Dorian	—	—		30.7	7.9		—	—		30.7	2.6
Attritional catastrophes	1.9	0.5		9.3	2.4		34.2	2.8		12.6	1.0
COVID-19	42.5	10.1		—	—		170.4	13.8		—	—
	80.9	19.3	points	40.0	10.3	points	241.1	19.5	points	43.3	3.6	points
(1)    Net of reinstatement premiums.

Net favourable prior year reserve development of $8.1 and $42.4 (1.9 and 3.4 combined ratio points) in the third quarter and first nine months of 2020 primarily reflected better than expected claims experience on the 2017 to 2019 catastrophe events (predominantly California Wildfires, Hurricane Dorian and Typhoon Jebi) and by attritional loss ratio improvements reflecting increased certainty across a number of portfolios including property, programs and facilities, specialty and property treaty. Net favourable prior year reserve development of $8.2 (2.1 combined ratio points) in the third quarter 2019 primarily reflected better than expected claims experience in financial and professional lines and discontinued classes of business. Net favourable prior year reserve development of $10.1 (0.8 of a combined ratio point) in the first nine months of 2019 primarily reflected better than expected claims experience in several lines of business (property direct, professional lines, energy, marine classes), partially offset by strengthening in U.S. marine and U.S. property classes.

Gross premiums written increased by 13.6% and 8.3% in the third quarter and first nine months of 2020 reflecting growth in core lines of business generated by price increases across most lines of business and increased contributions from underwriting initiatives launched in recent years (primarily related to Brit's U.S. operations), partially offset by reductions in non-core lines of business through active portfolio management and reduced exposure resulting from decreased economic activity associated with COVID-19. Net premiums written increased by 17.7% and 9.2% in the third quarter and first nine months of 2020 consistent with the growth in gross premiums written and targeted reductions in ceded premiums to retain higher performing business. Net premiums earned increased by 8.0% and 3.7% in the third quarter and first nine months of 2020 primarily reflecting growth in net premiums written in 2019 and 2020.

The underwriting expense ratio increased to 18.5% and 16.4% in the third quarter and first nine months of 2020 from 14.2% and 14.1% in the third quarter and first nine months of 2019, primarily reflecting a reduction in underwriting related fee income, increased regulatory levies and initial set-up costs of business initiatives to support premium growth, with underlying operating expenses remaining stable.
The commission expense ratio decreased to 26.9% and 25.9% in the third quarter and first nine months of 2020 from 28.8% and 27.3% in the third quarter and first nine months of 2019 primarily reflecting changes in the mix of business written.
Interest and dividends decreased to $13.3 in the third quarter of 2020 from $20.8 in the third quarter of 2019 principally reflecting lower interest income earned on decreased holdings of short term investments and cash and cash equivalents. Interest and dividends decreased to $46.7 in the first nine months of 2020 from $56.0 in the first nine months of 2019 principally reflecting lower interest income earned on cash and cash equivalents, short term investments and decreased holdings of U.S treasury bonds, partially offset by reduced investment management and administration fees.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $137.9 in the first nine months of 2020 from $119.7 in the first nine months of 2019, primarily reflecting increased premium collection, partially offset by increases in net paid losses and general operating expenses.
On August 28, 2020 the company acquired the remaining shares of Brit that it did not already own from Brit's minority shareholder (OMERS) for cash consideration of $220.0. On April 9, 2020 Brit paid a dividend of $20.6 to its minority shareholder.

Brit expects to launch Ki insurance, a newly formed subsidiary of Brit, in the fourth quarter of 2020. Ki insurance is a fully digital and algorithmically-driven Lloyd’s of London syndicate that will be accessible from anywhere, at anytime.

    Allied World(1)

	Third quarter		First nine months
	2020	2019	2020	2019
Underwriting profit	48.3	23.0	96.0	23.0

Loss & LAE - accident year	69.6%	69.4%	71.7%	66.6%
Commissions	8.8%	10.4%	9.4%	10.9%
Underwriting expenses	14.7%	16.4%	15.4%	16.8%
Combined ratio - accident year	93.1%	96.2%	96.5%	94.3%
Net (favourable) adverse reserve development	—	—	(1.3)%	4.4%
Combined ratio - calendar year	93.1%	96.2%	95.2%	98.7%

Gross premiums written	1,168.2	948.7	3,524.3	2,944.9
Net premiums written	726.6	613.3	2,318.7	1,997.5
Net premiums earned	701.2	605.1	1,986.1	1,796.3
Underwriting profit	48.3	23.0	96.0	23.0
Interest and dividends	29.7	34.5	98.9	114.1
Share of profit of associates	14.7	9.2	23.8	20.4
Operating income	92.7	66.7	218.7	157.5
(1)    These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP and acquisition accounting adjustments.

Allied World reported underwriting profit of $48.3 and $96.0 and combined ratios of 93.1% and 95.2% in the third quarter and first nine months of 2020 compared to underwriting profit of $23.0 and $23.0 and combined ratios of 96.2% and 98.7% in the third quarter and first nine months of 2019. The increase in underwriting profit in the third quarter and first nine months of 2020 principally reflected growth in net premiums earned relative to modest changes in commission and underwriting expenses and an improvement in current accident year attritional loss experience, partially offset by an increase in current period catastrophe and COVID-19 losses (as set out in the table below). The increase in underwriting profit in the first nine months of 2020 also reflected net favourable prior year reserve development compared to net adverse prior year reserve development in the first nine months of 2019.

	Third quarter						First nine months
	2020			2019			2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	35.4	5.1		—	—		35.4	1.8		—	—
Hurricane Dorian	—	—		14.5	2.4		—	—		14.5	0.8
Attritional catastrophes	19.7	2.9		8.9	1.5		50.1	2.5		8.9	0.5
COVID-19	30.0	4.3		—	—		112.8	5.7		—	—
	85.1	12.3	points	23.4	3.9	points	198.3	10.0	points	23.4	1.3	points
(1)    Net of reinstatement premiums.
Net favourable prior year reserve development of $25.3 (1.3 combined ratio points) in the first nine months of 2020 primarily reflected better than expected emergence across all major business segments, particularly reinsurance (all North American lines) and insurance (principally North America professional lines and property)). Net adverse prior year reserve development of $79.3 (4.4 combined ratio points) in the first nine months of 2019 primarily reflected deterioration in the insurance segment of $47.1 (principally related to North American casualty) and the reinsurance segment of $32.9 (principally related to Typhoon Jebi).
Gross premiums written increased by 23.1% and 19.7% in the third quarter and first nine months of 2020, primarily due to improved pricing and growth across both the insurance segment (principally North American and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (principally related to North American lines of business). Net premiums written increased by 18.5% and 16.1% in the third quarter and first nine months of 2020 consistent with the growth in gross premiums written, partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the insurance segment during 2020). Net premiums earned increased by 15.9% and 10.6% in the third quarter and first nine months of 2020 primarily reflecting the increase in net premiums written during 2019 and 2020.
The commission expense ratio decreased to 8.8% and 9.4% in the third quarter and first nine months of 2020 from 10.4% and 10.9% in the third quarter and first nine months of 2019 primarily reflecting lower average gross commissions and increased ceding commission income, primarily in the insurance segment.

The underwriting expense ratio decreased to 14.7% and 15.4% in the third quarter and first nine months of 2020 from 16.4% and 16.8% in the third quarter and first nine months of 2019 primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.
Interest and dividends decreased to $29.7 in the third quarter of 2020 from $34.5 in the third quarter of 2019, principally reflecting lower net interest income earned on funds withheld and lower interest income earned on short term investments, partially offset by reduced investment management and administration fees and increased dividend income on common stocks. Interest and dividends decreased to $98.9 in the first nine months of 2020 from $114.1 in the first nine months of 2019, principally reflecting lower interest income earned on decreased holdings of U.S treasury bonds and lower net interest income earned on funds withheld, partially offset by increased dividend income on common stocks.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $900.9 in the first nine months of 2020 from $587.3 in the first nine months of 2019, primarily reflecting increased net premium collections and lower net paid losses.
On June 30, 2020 Allied World received a capital contribution from the company of $100.0 primarily to support its underwriting plans, which increased the company’s ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019. On April 30, 2020 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others).

    Fairfax Asia

	Third quarter		First nine months
	2020	2019	2020	2019
Underwriting profit	2.1	1.6	0.9	3.1

Loss & LAE - accident year	65.1%	71.7%	67.4%	71.0%
Commissions	13.9%	14.0%	15.1%	12.6%
Underwriting expenses	24.1%	25.8%	24.8%	28.6%
Combined ratio - accident year	103.1%	111.5%	107.3%	112.2%
Net favourable reserve development	(7.1)%	(14.6)%	(7.9)%	(14.4)%
Combined ratio - calendar year	96.0%	96.9%	99.4%	97.8%

Gross premiums written	119.6	116.9	330.9	329.0
Net premiums written	59.4	55.9	164.5	161.2
Net premiums earned	52.9	52.0	164.8	145.1
Underwriting profit	2.1	1.6	0.9	3.1
Interest and dividends	4.9	4.1	15.6	16.6
Share of profit of associates	9.4	2.4	13.6	2.3
Operating income	16.4	8.1	30.1	22.0
Fairfax Asia reported underwriting profit of $2.1 and $0.9 and combined ratios of 96.0% and 99.4% in the third quarter and first nine months of 2020 compared to underwriting profit of $1.6 and $3.1 and combined ratios of 96.9% and 97.8% in the third quarter and first nine months of 2019. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	Third quarter		First nine months
	2020	2019	2020	2019
Falcon Insurance	90.5%	100.4%	96.0%	99.7%
Pacific Insurance	103.3%	95.0%	109.9%	97.8%
AMAG Insurance	90.9%	92.5%	92.4%	93.2%
Fairfirst Insurance	100.0%	99.3%	96.1%	99.2%
Underwriting profit in the third quarter and first nine months of 2020 included net favourable prior year reserve development of $3.7 and $13.0 (7.1 and 7.9 combined ratio points), primarily related to commercial automobile and property loss reserves. Underwriting profit in the third quarter and first nine months of 2019 included net favourable prior year reserve development of $7.6 and $21.0 (14.6 and 14.4 combined ratio points), primarily related to commercial automobile, property and workers' compensation loss reserves.

Gross premiums written increased modestly by 2.3% and 0.6% in the third quarter and first nine months of 2020, principally reflecting increased business volume by Falcon Insurance on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio. The increase in the first nine months of 2020 was partially offset by decreased business volumes in automobile lines of business at Pacific Insurance and AMAG Insurance due to the economic impact of COVID-19. Net premiums written increased by 6.3% and 2.0% in the third quarter and first nine months of 2020, principally reflecting the increase in gross premiums written and decreased reinsurance purchased at Pacific Insurance in automobile lines of business. Net premiums earned increased by 1.7% and 13.6% in the third quarter and first nine months of 2020 reflecting the growth in net premiums written.
The commission expense ratio increased to 15.1% in the first nine months of 2020 from 12.6% in the first nine months of 2019, primarily reflecting increased commission expense at Pacific Insurance and lower ceding commission income at Fairfirst Insurance on automobile and property lines of business.
Interest and dividends increased to $4.9 in the third quarter of 2020 from $4.1 in the third quarter of 2019, primarily reflecting reduced investment management and administration fees, partially offset by lower interest income earned on cash and cash equivalents. Interest and dividends decreased to $15.6 in the first nine months of 2020 from $16.6 in the first nine months of 2019, primarily reflecting lower interest income earned on reduced holdings of cash and cash equivalents and lower dividend income earned on common stocks, partially offset by reduced investment management and administration fees.

Insurance and Reinsurance - Other

	Third quarter
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	(3.3)	(1.8)	1.6	3.9	—	0.4

Loss & LAE - accident year	64.2%	72.6%	51.0%	53.7%	—	59.0%
Commissions	36.8%	14.5%	9.5%	22.4%	—	20.3%
Underwriting expenses	2.8%	17.0%	35.4%	18.8%	—	19.4%
Combined ratio - accident year	103.8%	104.1%	95.9%	94.9%	—	98.7%
Net (favourable) adverse reserve development	2.0%	(1.2)%	1.9%	1.4%	—	1.1%
Combined ratio - calendar year	105.8%	102.9%	97.8%	96.3%	—	99.8%

Gross premiums written	74.7	81.7	224.5	101.7	(0.3)	482.3
Net premiums written	73.3	67.6	82.2	86.4	—	309.5
Net premiums earned	55.9	61.7	72.5	104.3	—	294.4
Underwriting profit (loss)	(3.3)	(1.8)	1.6	3.9	—	0.4
Interest and dividends	0.8	2.6	5.3	2.8	—	11.5
Share of profit of associates	4.4	—	—	0.3	—	4.7
Operating income	1.9	0.8	6.9	7.0	—	16.6

	Third quarter
	2019
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	5.9	3.1	(6.8)	5.8	—	8.0

Loss & LAE - accident year	73.5%	70.4%	58.6%	51.1%	—	61.7%
Commissions	29.8%	15.2%	10.8%	22.8%	—	18.5%
Underwriting expenses	3.2%	15.5%	39.5%	21.3%	—	22.2%
Combined ratio - accident year	106.5%	101.1%	108.9%	95.2%	—	102.4%
Net favourable reserve development	(20.6)%	(5.5)%	(0.2)%	(2.1)%	—	(5.3)%
Combined ratio - calendar year	85.9%	95.6%	108.7%	93.1%	—	97.1%

Gross premiums written	52.8	91.8	223.4	82.4	(0.4)	450.0
Net premiums written	53.0	76.4	92.6	71.8	—	293.8
Net premiums earned	42.1	70.7	77.5	83.0	—	273.3
Underwriting profit (loss)	5.9	3.1	(6.8)	5.8	—	8.0
Interest and dividends	1.7	2.9	6.4	2.8	—	13.8
Share of loss of associates	(2.2)	—	—	(0.3)	—	(2.5)
Operating income (loss)	5.4	6.0	(0.4)	8.3	—	19.3

	First nine months
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	(0.6)	(11.6)	4.8	17.3	—	9.9

Loss & LAE - accident year	72.6%	76.6%	55.0%	49.3%	—	61.0%
Commissions	30.1%	15.0%	10.4%	23.6%	—	19.4%
Underwriting expenses	2.8%	18.0%	36.3%	20.8%	—	21.0%
Combined ratio - accident year	105.5%	109.6%	101.7%	93.7%	—	101.4%
Net (favourable) adverse reserve development	(5.1)%	(3.3)%	(3.9)%	0.2%	—	(2.6)%
Combined ratio - calendar year	100.4%	106.3%	97.8%	93.9%	—	98.8%

Gross premiums written	187.7	236.9	633.4	334.0	(0.7)	1,391.3
Net premiums written	173.3	185.4	233.9	296.5	—	889.1
Net premiums earned	152.7	185.4	219.8	281.8	—	839.7
Underwriting profit (loss)	(0.6)	(11.6)	4.8	17.3	—	9.9
Interest and dividends	4.5	8.9	15.8	9.0	—	38.2
Share of loss of associates	(12.1)	(0.5)	—	(0.9)	—	(13.5)
Operating income (loss)	(8.2)	(3.2)	20.6	25.4	—	34.6

	First nine months
	2019
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	9.3	(5.1)	(13.2)	13.0	—	4.0

Loss & LAE - accident year	74.6%	71.5%	58.5%	53.3%	—	62.9%
Commissions	25.4%	17.4%	10.1%	21.9%	—	17.8%
Underwriting expenses	3.7%	18.3%	39.4%	22.4%	—	23.4%
Combined ratio - accident year	103.7%	107.2%	108.0%	97.6%	—	104.1%
Net favourable reserve development	(11.5)%	(4.7)%	(2.1)%	(3.4)%	—	(4.6)%
Combined ratio - calendar year	92.2%	102.5%	105.9%	94.2%	—	99.5%

Gross premiums written	136.4	260.1	618.8	277.2	(0.4)	1,292.1
Net premiums written	131.9	209.5	262.7	245.9	—	850.0
Net premiums earned	119.1	205.6	224.3	223.0	—	772.0
Underwriting profit (loss)	9.3	(5.1)	(13.2)	13.0	—	4.0
Interest and dividends	2.6	11.3	25.6	7.0	—	46.5
Share of loss of associates	(7.5)	—	—	(0.9)	—	(8.4)
Operating income	4.4	6.2	12.4	19.1	—	42.1

Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business.
Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.
Fairfax Latin America is comprised of Fairfax Brasil and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay.
Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Colonnade Insurance, Polish Re and Fairfax Ukraine (established in 2019). Colonnade Insurance writes general insurance through its Ukrainian insurance company and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania. Fairfax Ukraine, comprised of ARX Insurance and Universalna (both acquired in 2019), primarily writes property and casualty insurance in Ukraine.

The Insurance and Reinsurance – Other segment reported underwriting profit of $0.4 and $9.9 and combined ratios of 99.8% and 98.8% in the third quarter and first nine months of 2020 compared to underwriting profit of $8.0 and $4.0 and combined ratios of 97.1% and 99.5% in the third quarter and first nine months of 2019. The decrease in underwriting profit in the third quarter of 2020 principally reflected COVID-19 losses of $8.4 (2.8 combined ratio points) and net adverse prior year reserve development, partially offset by an improvement in current accident year attritional loss experience, growth in net premiums earned relative to a modest increase in commission expenses and decreased underwriting expenses. The increase in underwriting profit in the first nine months of 2020 principally reflected growth in net premiums earned relative to a modest increase in commission expenses, decreased underwriting expenses and an improvement in current accident year attritional loss experience, partially offset by COVID-19 losses of $34.7 (4.1 combined ratio points) and lower net favourable prior year reserve development.
The underwriting results in the third quarter of 2020 included net adverse prior year reserve development of $3.1 (1.1 combined ratio points) at Group Re (CRC Re), Fairfax CEE (Polish Re) and Fairfax Latin America. The underwriting results in the first nine months of 2020 included net favourable prior year reserve development of $21.8 (2.6 combined ratio points) reflecting favourable emergence across most segments. The underwriting results in the third quarter and first nine months of 2019 included net favourable prior year reserve development of $14.4 and $35.6 (5.3 and 4.6 combined ratio points), principally at Group Re, Bryte Insurance and Colonnade Insurance.
The underwriting expense ratio decreased to 19.4% and 21.0% in the third quarter and first nine months of 2020 from 22.2% and 23.4% in the third quarter and first nine months of 2019, principally reflecting improvements at Fairfax Latin America and Fairfax CEE.

Gross premiums written increased by 7.2% in the third quarter of 2020, principally reflecting increases at Group Re and Polish Re, partially offset by decreases at Bryte Insurance (primarily reflecting the unfavourable impact of foreign currency translation). Gross premiums written increased by 7.7% in the first nine months of 2020, principally reflecting increases at Group Re, Polish Re, ARX Insurance and Fairfax Brasil, and the consolidation of Universalna in November 2019, partially offset by decreases at Bryte Insurance (primarily reflecting the unfavourable impact of foreign currency translation). Net premiums written increased by 5.3% in the third quarter of 2020, primarily reflecting the factors that affected gross premiums written. Net premiums written increased by 4.6% in the first nine months of 2020 primarily reflecting the factors that affected gross premiums written, partially offset by lower premium retention and economic activity at Fairfax Latam. Net premiums earned increased by 7.7% and 8.8% in the third quarter and first nine months of 2020, consistent with the factors that affected net premiums written.
Interest and dividends decreased to $11.5 and $38.2 in the third quarter and first nine months of 2020 from $13.8 and $46.5 in the third quarter and first nine months of 2019, primarily reflecting lower interest income earned on decreased holdings of U.S treasury and other government bonds and lower interest income earned on cash and cash equivalents.

    Run-off

	Third quarter		First nine months
	2020	2019	First quarter 2020 transactions(1)(2)	Other(3)	2020	First quarter 2019 reinsurance transaction(4)	Other(5)(6)	2019
Gross premiums written	—	(1.1)	146.5	—	146.5	561.5	31.4	592.9
Net premiums written	—	0.2	146.5	—	146.5	561.5	1.8	563.3
Net premiums earned	—	12.2	125.6	2.3	127.9	561.5	63.5	625.0
Losses on claims, net	(1.7)	(7.7)	(124.7)	0.8	(123.9)	(556.8)	(43.6)	(600.4)
Operating expenses	(15.5)	(36.5)	8.7	(67.4)	(58.7)	—	(119.6)	(119.6)
Interest and dividends	5.1	13.7	—	20.1	20.1	—	45.2	45.2
Share of profit (loss) of associates	2.8	4.1	—	(13.0)	(13.0)	—	4.8	4.8
Operating profit (loss)	(9.3)	(14.2)	9.6	(57.2)	(47.6)	4.7	(49.7)	(45.0)
(1)    Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.
(2)    Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.
(3)    Run-off excluding the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction described in footnotes (1) and (2).
(4)     Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.
(5)     Run-off excluding the first quarter 2019 reinsurance transaction described in footnote (4).
(6)    Effective April 1, 2019 Run-off ceded to Brit, for initial consideration of $17.6, a portfolio of business written by Advent Syndicate 780 related to accident years 2018 and prior, comprised of property direct and facultative, property binders and terrorism policies.

On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, jointly manages RiverStone Barbados and had contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to the subscription agreement entered into on December 20, 2019. At the closing date the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, which included European Run-off's unrestricted cash and cash equivalents of $377.8, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off, a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, and foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income to the consolidated statement of earnings. The company has the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023.
References to the first nine months of 2020 and 2019 throughout the remainder of this section exclude the impact of the first quarter 2020 Part VII transfer, the first quarter 2020 reinsurance transaction and the first quarter 2019 reinsurance transaction described in footnotes (1), (2) and (4) above respectively. Commencing April 1, 2020, the operating results of the Run-off reporting segment only include U.S. Run-off.
Run-off reported an operating loss of $9.3 and $57.2 in the third quarter and first nine months of 2020 compared to an operating loss of $14.2 and $49.7 in the third quarter and first nine months of 2019. Net premiums earned of $12.2 and $63.5 in the third quarter and first nine months of 2019 principally reflected the run-off of Advent's unearned premium reserve ($19.1 and $82.7), partially offset by net premiums ceded to Brit ($6.2 and $18.6, related to the second quarter 2019 Brit reinsurance transaction). Losses on claims, net of $7.7 and $43.6 in the third quarter and first nine months of 2019 principally reflected losses on claims of $10.7 and $52.6 associated with the run-off of Advent's unearned premium reserve, partially offset by losses of $2.6 and $9.6 ceded to Brit related to the second quarter 2019 Brit reinsurance transaction. Operating expenses decreased to $15.5 and $67.4 in the third quarter and first nine months of 2020 from $36.5 and $119.6 in the third quarter and first nine months of 2019, primarily reflecting the deconsolidation of European Run-off on March 31, 2020. The decrease in the first nine months of 2020 also reflected decreased commission expense as a result of the run-off of Advent's unearned premium reserve.

Interest and dividends decreased to $5.1 and $20.1 in the third quarter and first nine months of 2020 from $13.7 and $45.2 in the third quarter and first nine months of 2019, primarily reflecting the deconsolidation of European Run-off on March 31, 2020 and lower interest income earned on bonds.

    Non-insurance companies

	Third quarter
	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	492.1	82.3	18.7	635.0	1,228.1	507.3	102.3	253.5	529.5	1,392.6
Expenses	(447.2)	(75.7)	(34.4)	(637.1)	(1,194.4)	(488.1)	(126.3)	(257.7)	(558.5)	(1,430.6)
Pre-tax income (loss) before interest expense and other	44.9	6.6	(15.7)	(2.1)	33.7	19.2	(24.0)	(4.2)	(29.0)	(38.0)
Interest and dividends	1.7	0.5	—	3.3	5.5	2.2	(7.0)	—	3.3	(1.5)
Share of profit (loss) of associates	0.6	(13.9)	—	(25.3)	(38.6)	—	52.7	1.4	(6.4)	47.7
Operating income (loss)	47.2	(6.8)	(15.7)	(24.1)	0.6	21.4	21.7	(2.8)	(32.1)	8.2
Net gains (losses) on investments	(9.0)	12.7	(0.6)	(41.7)	(38.6)	(2.0)	16.1	0.3	—	14.4
Pre-tax income (loss) before interest expense	38.2	5.9	(16.3)	(65.8)	(38.0)	19.4	37.8	(2.5)	(32.1)	22.6

	First nine months
	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	1,193.2	225.6	192.0	1,716.5	3,327.3	1,462.9	325.0	827.3	1,274.0	3,889.2
Expenses	(1,279.6)	(210.4)	(240.4)	(1,680.2)	(3,410.6)	(1,414.8)	(322.7)	(826.7)	(1,298.8)	(3,863.0)
Pre-tax income (loss) before interest expense and other	(86.4)	15.2	(48.4)	36.3	(83.3)	48.1	2.3	0.6	(24.8)	26.2
Interest and dividends	4.6	42.0	—	10.8	57.4	6.3	(19.9)	—	10.1	(3.5)
Share of profit (loss) of associates	0.8	(24.3)	(3.4)	(60.9)	(87.8)	(0.1)	165.4	5.0	(29.1)	141.2
Operating income (loss)	(81.0)	32.9	(51.8)	(13.8)	(113.7)	54.3	147.8	5.6	(43.8)	163.9
Net gains (losses) on investments	(26.2)	(66.9)	0.7	(57.4)	(149.8)	4.0	65.9	(0.1)	8.8	78.6
Pre-tax income (loss) before interest expense	(107.2)	(34.0)	(51.1)	(71.2)	(263.5)	58.3	213.7	5.5	(35.0)	242.5
(1)    Comprised primarily of Recipe and its subsidiaries The Keg, St-Hubert, Pickle Barrel and Original Joe's, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2)    Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS. Interest and dividends of Fairfax India included the reversal of a performance fee accrual of $47.1 in the first nine months of 2020 (2019 - nil).
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT (consolidated on April 17, 2019), Horizon North (acquired on May 29, 2020) and its subsidiary Dexterra, Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), and Rouge Media.
(5)    Amounts as presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Restaurants and retail
The decrease in the revenue and expenses of Restaurants and retail in the third quarter and first nine months of 2020 primarily reflected lower business volume at Recipe, Praktiker and Sporting Life resulting from the impact of COVID-19, partially offset by higher business volume at Golf Town. Revenue of Restaurants and retail in the third quarter of 2020 exceeded that in each of the first and second quarters of 2020, reflecting a modest recovery of business volumes suppressed by COVID-19 government mandated restrictions during the first six months of 2020. The decrease in the revenue and expenses in the first nine months of 2020 also included lower business volume at Toys "R" Us Canada. The expenses of Restaurants and retail in the first nine months of 2020 included COVID-19 related non-cash impairment charges, principally on right-of-use assets and finance lease receivables related to Recipe's previously announced restaurant portfolio restructuring.

Net losses on investments in the third quarter and first nine months of 2020 primarily reflected net unrealized losses on The Keg's investment in units of The Keg Royalties Income Fund.
Fairfax India
During the third quarter of 2020 Fairchem reorganized into two separate entities, Fairchem Organics Limited ("Fairchem"), comprised of the oleochemicals and neutraceuticals businesses, and Privi Speciality Chemicals Limited ("Privi"), comprised of the aroma chemicals business.
The decrease in revenue and expenses in the third quarter and first nine months of 2020 primarily reflected lower business volumes at NCML and Privi resulting from the impact of COVID-19.
Interest and dividends in the first nine months of 2020 included the reversal of a performance fee accrual of $47.1.
Net gains on investments decreased to $12.7 in the third quarter of 2020 from $16.1 in the third quarter of 2019, primarily reflecting lower net gains on corporate bonds and common stocks, partially offset by foreign exchange gains on Fairfax India's U.S. dollar borrowings as the U.S. dollar weakened relative to the Indian rupee. Net losses on investments of $66.9 in the first nine months of 2020 compared to net gains on investments of $65.9 in the first nine months of 2019 primarily reflected net losses on common stocks and foreign exchange losses on Fairfax India's U.S. dollar borrowings as the U.S. dollar strengthened relative to the Indian rupee.
Thomas Cook India
The decrease in the revenue and expenses of Thomas Cook India in the third quarter and first nine months of 2020 primarily reflected lower business volume resulting from the impact of COVID-19.
Other
Subsequent to September 30, 2020
On July 10, 2020 Fairfax Africa entered into an agreement with Helios Holdings Limited ("Helios") pursuant to which Helios will acquire a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams and being appointed sole investment advisor to Fairfax Africa. Closing of the transaction, expected to be in the fourth quarter of 2020, is subject to various conditions including regulatory and shareholder approvals, and the acquisition of Fairfax Africa's 42.3% equity interest in Atlas Mara by the company for consideration of approximately $40. In addition, the company has guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa. Upon closing, Fairfax Africa will be renamed Helios Fairfax Partners Corporation ("HFP") and continue to be listed on the Toronto Stock Exchange. The company expects that upon closing it will deconsolidate Fairfax Africa from the Non-insurance companies reporting segment and account for its interest in HFP as an investment in associate in its consolidated financial reporting. Fairfax Africa is an investment holding company whose investment objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. Helios, an Africa-focused private investment firm led and predominantly staffed by African professionals, manages geographically diversified portfolios of private equity and credit investments in over 30 African countries.
Nine months ended September 30, 2020
On July 1, 2020 the company commenced consolidating Farmers Edge as the company held convertible debentures and warrants that, together with its holdings of common shares, represented a substantive potential voting interest of approximately 67%. Farmers Edge provides advanced digital tools to growers and other key participants in the agricultural value chain.
On May 29, 2020 Horizon North Logistics Inc. ("Horizon North") legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, based in the province of Alberta, is a publicly listed corporation providing a range of industrial services and modular construction solutions.
The revenue and expenses of Other increased in the third quarter and first nine months of 2020 primarily reflecting the consolidation of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020), partially offset by lower business volume at Mosaic Capital principally due to COVID-19. The increase in revenue and expenses of Other in the first nine months of 2020 also reflected the consolidation of AGT (on April 17, 2019), partially offset by lower business volumes at Boat Rocker principally due to COVID-19 and the deconsolidation of Grivalia Properties (on May 17, 2019). The operating losses of Other of $24.1 and $13.8 in the third quarter and first nine months of 2020 principally reflected Fairfax Africa's operating losses of $45.4 and $84.2, partially offset by operating income at Horizon North and AGT.

Net losses on investments of $41.7 in the third quarter of 2020, principally reflected net losses on corporate bonds at Fairfax Africa and net losses on foreign currency contracts at AGT. Net losses on investments of $57.4 in the first nine months of 2020 compared to net gains on investments of $8.8 in the first nine months of 2019 primarily related to net losses on corporate bonds in the first nine months of 2020 compared to net gains in the first nine months of 2019 at Fairfax Africa, foreign exchange losses on Fairfax Africa's cash holdings of South African rand which weakened relative to the U.S. dollar and net losses on foreign currency contracts at AGT.

    Investments
    Interest and Dividends
Interest and dividends of $181.8 and $604.7 in the third quarter and first nine months of 2020 decreased from $214.9 and $672.4 in the third quarter and first nine months of 2019, primarily reflecting lower interest income earned principally due to sales and maturities of U.S. treasury bonds in the second half of 2019 and throughout 2020, and a general decrease in sovereign bond yields, partially offset by the reinvestment of U.S. treasury bond proceeds into higher yielding, high quality U.S. corporate bonds and short term investments.

    Share of Profit (Loss) of Associates

Share of profit (loss) of associates by reporting segment for the three and nine months ended September 30, 2020 and 2019 were comprised as shown in the following tables:

Quarter ended September 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados	—	0.3	0.2	—	—	—	—	—	0.5	0.2	—	13.0	13.7
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(6.7)	(6.7)
Digit	—	—	—	—	—	—	7.3	—	7.3	—	—	—	7.3
Thai Re	—	0.2	1.2	0.7	—	—	—	—	2.1	2.0	—	0.4	4.5
Other	—	0.4	—	—	0.4	—	2.0	—	2.8	—	—	(2.8)	—
	—	0.9	1.4	0.7	0.4	—	9.3	—	12.7	2.2	—	3.9	18.8
Non-insurance:
Atlas (formerly Seaspan)	—	8.7	1.5	0.7	1.8	5.0	—	0.4	18.1	1.0	—	0.3	19.4
IIFL Finance	—	—	0.1	—	—	(0.1)	—	—	—	—	0.5	—	0.5
Atlas Mara(1)	—	—	—	—	—	—	—	—	—	—	(13.5)	—	(13.5)
EXCO	(0.9)	—	—	—	—	—	—	—	(0.9)	—	—	—	(0.9)
KWF LPs	(1.3)	(1.2)	—	—	(0.2)	—	—	—	(2.7)	(1.2)	—	—	(3.9)
KWF UK Holdco	—	0.1	—	—	0.5	—	—	—	0.6	—	—	—	0.6
Eurobank	0.1	11.0	3.3	—	2.3	3.5	—	3.3	23.5	—	—	6.8	30.3
Astarta	—	2.1	1.3	0.8	1.2	—	—	0.7	6.1	—	—	0.5	6.6
Resolute	0.3	—	0.6	0.9	0.4	0.3	—	0.2	2.7	—	—	—	2.7
Quess	0.1	—	—	—	—	(0.1)	—	—	—	—	—	0.4	0.4
Sanmar	—	—	—	—	—	—	—	—	—	—	(13.9)	—	(13.9)
Other	4.4	(0.3)	(1.6)	1.0	4.7	6.1	0.1	0.1	14.5	0.8	(11.7)	0.1	3.7
	2.7	20.4	5.2	3.4	10.7	14.7	0.1	4.7	61.9	0.6	(38.6)	8.1	32.0
Share of profit (loss) of associates	2.7	21.3	6.6	4.1	11.1	14.7	9.4	4.7	74.6	2.8	(38.6)	12.0	50.8
(1)    Includes a non-cash impairment charge of $16.6. See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
Quarter ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	73.4	73.4
Digit	—	—	—	—	—	—	—	—	—	—	—	—	—
Thai Re	—	(0.3)	1.5	—	—	—	—	—	1.2	(0.3)	—	—	0.9
Other	—	0.2	—	—	0.5	—	0.3	—	1.0	—	—	3.8	4.8
	—	(0.1)	1.5	—	0.5	—	0.3	—	2.2	(0.3)	—	77.2	79.1
Non-insurance:
Atlas (formerly Seaspan)	—	1.5	0.3	—	0.7	1.8	—	0.6	4.9	0.9	—	0.6	6.4
IIFL Finance	3.0	0.7	9.2	—	2.6	4.5	2.1	1.1	23.2	7.1	46.5	(14.6)	62.2
Atlas Mara	—	—	—	—	—	—	—	—	—	—	(0.8)	—	(0.8)
KWF LPs	(1.3)	(0.4)	—	—	(0.1)	—	—	—	(1.8)	(1.2)	—	—	(3.0)
Farmers Edge	(1.3)	—	(0.9)	(1.1)	(0.5)	(1.3)	—	(4.6)	(9.7)	—	—	—	(9.7)
APR Energy	—	(0.3)	(0.5)	(0.2)	(0.5)	(0.5)	—	(0.3)	(2.3)	(0.9)	—	—	(3.2)
Resolute	0.5	—	0.6	1.2	0.3	0.3	—	0.3	3.2	0.9	—	—	4.1
Astarta(1)	—	0.2	0.4	0.2	(0.2)	—	—	0.5	1.1	0.8	—	(0.9)	1.0
Quess	—	—	—	—	—	—	—	—	—	—	1.8	—	1.8
Other	3.6	1.7	0.7	0.6	4.0	4.4	—	(0.1)	14.9	(3.2)	0.2	(0.2)	11.7
	4.5	3.4	9.8	0.7	6.3	9.2	2.1	(2.5)	33.5	4.4	47.7	(15.1)	70.5
Share of profit (loss) of associates	4.5	3.3	11.3	0.7	6.8	9.2	2.4	(2.5)	35.7	4.1	47.7	62.1	149.6
(1)    Includes a non-cash impairment charge of $10.1.

Nine months ended September 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados	—	1.7	1.3	—	—	—	—	—	3.0	1.4	—	75.9	80.3
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(15.6)	(15.6)
Digit	—	—	—	—	—	—	10.1	—	10.1	—	—	—	10.1
Thai Re	—	(0.9)	(1.6)	(2.0)	—	—	—	—	(4.5)	(7.5)	—	(2.0)	(14.0)
Other	—	0.1	—	—	1.6	—	3.3	—	5.0	5.8	—	(6.8)	4.0
	—	0.9	(0.3)	(2.0)	1.6	—	13.4	—	13.6	(0.3)	—	51.5	64.8
Non-insurance:
Atlas (formerly Seaspan)	—	42.5	5.3	1.9	8.1	25.5	—	3.1	86.4	10.8	—	0.4	97.6
IIFL Finance	0.2	—	1.7	—	0.2	0.3	0.1	—	2.5	0.3	9.0	0.3	12.1
Atlas Mara(1)	—	—	—	—	—	—	—	—	—	—	(30.3)	—	(30.3)
EXCO	—	1.0	0.1	0.5	0.4	—	—	0.3	2.3	0.2	—	0.1	2.6
KWF LPs	(3.2)	(2.4)	0.1	—	(0.4)	—	—	—	(5.9)	(3.0)	—	—	(8.9)
KWF UK Holdco	—	0.1	—	—	0.4	—	—	—	0.5	—	—	—	0.5
Farmers Edge	(2.8)	—	(2.2)	(2.3)	(1.2)	(2.9)	—	(10.4)	(21.8)	—	—	—	(21.8)
APR Energy	—	(1.6)	(2.0)	(1.3)	(1.8)	(2.0)	—	(1.2)	(9.9)	(3.6)	—	(0.1)	(13.6)
Eurobank	—	2.3	0.7	—	0.5	0.7	—	0.7	4.9	—	—	1.3	6.2
Astarta(1)	—	(4.8)	(5.1)	(3.1)	(4.9)	—	—	(1.6)	(19.5)	(1.5)	—	(3.2)	(24.2)
Resolute(1)	(7.1)	—	(11.8)	(4.8)	(6.9)	(2.6)	—	(3.9)	(37.1)	(13.0)	—	(24.2)	(74.3)
Quess(1)	—	—	(0.4)	—	—	(0.1)	—	—	(0.5)	(0.1)	(3.7)	(121.4)	(125.7)
Sanmar	—	—	—	—	—	—	—	—	—	—	(39.1)	—	(39.1)
Other	4.4	(4.9)	(4.6)	—	3.4	4.9	0.1	(0.5)	2.8	(2.8)	(23.7)	0.3	(23.4)
	(8.5)	32.2	(18.2)	(9.1)	(2.2)	23.8	0.2	(13.5)	4.7	(12.7)	(87.8)	(146.5)	(242.3)
Share of profit (loss) of associates	(8.5)	33.1	(18.5)	(11.1)	(0.6)	23.8	13.6	(13.5)	18.3	(13.0)	(87.8)	(95.0)	(177.5)

(1)    During the first nine months of 2020 the company recorded non-cash impairment charges on its investments in Quess, Resolute, Atlas Mara and Astarta of $98.3, $56.5, $35.0 and $26.3 respectively. See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Nine months ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	166.4	166.4
Digit	—	—	—	—	—	—	(3.4)	—	(3.4)	—	—	—	(3.4)
Thai Re	—	(1.5)	(0.6)	(0.8)	—	—	—	—	(2.9)	(3.3)	—	(0.2)	(6.4)
Other	—	1.0	—	—	—	—	3.6	—	4.6	—	—	4.2	8.8
	—	(0.5)	(0.6)	(0.8)	—	—	0.2	—	(1.7)	(3.3)	—	170.4	165.4
Non-insurance:
Atlas (formerly Seaspan)(1)	—	18.7	10.0	1.0	8.3	25.6	—	5.8	69.4	13.1	—	14.2	96.7
IIFL Finance(2)	3.1	0.7	27.0	—	2.7	4.6	2.1	1.1	41.3	7.3	147.4	1.1	197.1
Atlas Mara	—	—	—	—	—	—	—	—	—	—	(50.5)	—	(50.5)
KWF LPs(3)	(3.3)	57.5	0.1	—	(0.4)	—	—	—	53.9	(3.1)	—	—	50.8
Farmers Edge	(4.1)	(2.6)	(3.2)	(3.5)	(1.7)	(4.3)	—	(10.0)	(29.4)	—	—	—	(29.4)
APR Energy	—	(14.0)	(8.7)	(5.6)	(7.7)	(8.3)	—	(5.1)	(49.4)	(8.3)	—	(0.3)	(58.0)
Astarta(4)	—	(2.9)	(1.9)	(1.2)	(2.4)	—	—	(1.0)	(9.4)	(0.7)	—	(0.9)	(11.0)
Resolute	1.2	—	1.8	3.2	1.0	0.9	—	0.8	8.9	2.7	—	—	11.6
Quess	—	—	—	—	—	—	—	—	—	—	4.9	—	4.9
Other	1.0	(1.0)	(0.7)	(0.9)	0.7	1.9	—	—	1.0	(2.9)	39.4	—	37.5
	(2.1)	56.4	24.4	(7.0)	0.5	20.4	2.1	(8.4)	86.3	8.1	141.2	14.1	249.7
Share of profit (loss) of associates	(2.1)	55.9	23.8	(7.8)	0.5	20.4	2.3	(8.4)	84.6	4.8	141.2	184.5	415.1

(1)    Principally reflects the company's share of Atlas' gain of $227.0 related to the modification of charter arrangements with one of its largest customers.
(2)    Principally reflects the company's share of a gain at IIFL Holdings from the spin-offs of IIFL Wealth and IIFL Securities. IIFL Holdings was subsequently renamed IIFL Finance.
(3)    Includes the company's share of profit of $57.0 (€53.6) from the sale of investment property in Dublin, Ireland by a KWF LP that was subsequently liquidated.
(4)    Includes a non-cash impairment charge of $10.1.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2020 and 2019 were comprised as follows:

	Third quarter
	2020			2019
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	(12.1)	121.3	109.2	166.1	(126.8)	39.3
Preferred stocks - convertible	—	0.5	0.5	—	(3.0)	(3.0)
Bonds - convertible	(11.6)	42.3	30.7	—	(20.6)	(20.6)
Other equity derivatives(2)(3)(4)	52.9	(38.1)	14.8	3.6	(8.9)	(5.3)
Disposition of non-insurance associate(5)	21.4	—	21.4	1.0	—	1.0
Non-insurance subsidiary held for sale(6)	—	(164.0)	(164.0)	—	—	—
Long equity exposures	50.6	(38.0)	12.6	170.7	(159.3)	11.4
Short equity exposures(3)	(79.2)	(89.0)	(168.2)	—	(17.9)	(17.9)
Net equity exposures and financial effects	(28.6)	(127.0)	(155.6)	170.7	(177.2)	(6.5)
Bonds	15.5	27.1	42.6	14.3	48.0	62.3
U.S. treasury bond forward contracts	(54.2)	53.0	(1.2)	(73.4)	23.3	(50.1)
Preferred stocks	—	8.3	8.3	—	(1.2)	(1.2)
CPI-linked derivatives	(42.2)	33.9	(8.3)	—	13.1	13.1
Other derivatives	3.5	(0.3)	3.2	—	(22.3)	(22.3)
Foreign currency	30.0	53.5	83.5	(74.8)	(16.0)	(90.8)
Disposition of insurance and reinsurance associate	—	—	—	(0.2)	—	(0.2)
Other	(11.1)	11.3	0.2	11.7	(12.7)	(1.0)
Net gains (losses) on investments	(87.1)	59.8	(27.3)	48.3	(145.0)	(96.7)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(0.6)	(6.7)	(7.3)	6.6	(19.1)	(12.5)
U.S. states and municipalities	0.7	11.0	11.7	1.1	11.2	12.3
Corporate and other	15.4	22.8	38.2	6.6	55.9	62.5
	15.5	27.1	42.6	14.3	48.0	62.3

	First nine months
	2020			2019
	Net realized gains (losses)(1)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	220.1	(831.1)	(611.0)	333.1	361.0	694.1
Preferred stocks - convertible	—	2.9	2.9	—	(0.5)	(0.5)
Bonds - convertible	14.5	6.0	20.5	(4.4)	(1.1)	(5.5)
Other equity derivatives(2)(3)(4)	122.3	(194.6)	(72.3)	98.9	2.8	101.7
Disposition of non-insurance associate(5)(7)	14.6	—	14.6	0.7	—	0.7
Non-insurance subsidiaries held for sale and deconsolidated(6)(8)	—	(164.0)	(164.0)	171.3	—	171.3
Long equity exposures	371.5	(1,180.8)	(809.3)	599.6	362.2	961.8
Short equity exposures(3)	(327.3)	(63.3)	(390.6)	(7.9)	117.0	109.1
Net equity exposures and financial effects	44.2	(1,244.1)	(1,199.9)	591.7	479.2	1,070.9
Bonds(9)	125.9	324.5	450.4	(260.2)	471.6	211.4
U.S. treasury bond forward contracts	(109.3)	(1.4)	(110.7)	(147.8)	39.1	(108.7)
Preferred stocks	—	(3.8)	(3.8)	(23.4)	43.1	19.7
CPI-linked derivatives	(275.5)	275.8	0.3	—	4.4	4.4
Other derivatives	18.1	(51.5)	(33.4)	23.0	(104.6)	(81.6)
Foreign currency	(60.6)	37.8	(22.8)	(14.6)	(65.4)	(80.0)
Disposition of insurance and reinsurance associate(10)	—	—	—	10.2	—	10.2
Other	(12.7)	9.9	(2.8)	18.0	11.5	29.5
Net gains (losses) on investments	(269.9)	(652.8)	(922.7)	196.9	878.9	1,075.8

Net gains (losses) on bonds is comprised as follows:
Government bonds	93.1	(7.8)	85.3	13.7	67.5	81.2
U.S. states and municipalities	3.9	(5.8)	(1.9)	11.3	47.7	59.0
Corporate and other	28.9	338.1	367.0	(285.2)	356.4	71.2
	125.9	324.5	450.4	(260.2)	471.6	211.4
(1)    Amounts recorded in net realized gains (losses) in the first nine months of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
(2)    Other equity derivatives include long equity total return swaps, equity warrant forward contracts, and equity warrants and options.
(3)    Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented in net change in unrealized gains (losses).

(4)    Includes the Atlas (formerly Seaspan) $8.05 equity warrants, and forward contracts relating to commitments to purchase Tranche 2 warrants and debentures in January 2019.
(5)    On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 as described in note 6 (Investment in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
(6)    Pursuant to a proposed transaction on July 10, 2020 Fairfax Africa was classified as held for sale which resulted in a non-cash loss of $164.0 as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
(7)    On February 28, 2020 the company sold its equity accounted investment in APR Energy to Atlas in an all-stock transaction as described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
(8)    On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.
(9)    On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).
(10)    On April 18, 2019 Brit acquired the remaining 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Net equity exposure and financial effects: During the third quarter and first nine months of 2020 the company's net equity exposures (long equity exposures net of short equity exposures) produced net losses of $155.6 and $1,199.9 respectively (2019 - net losses of $6.5 and net gains of $1,070.9). Net gains on long equity exposures of $12.6 in the third quarter of 2020 were primarily comprised of net gains on common stocks ($109.2), convertible bonds ($30.7), equity warrants and options ($24.5) and the sale of Davos Brands ($19.3), partially offset by a non-cash unrealized loss from classifying Fairfax Africa as held for sale ($164.0). Net losses on long equity exposures of $809.3 in the first nine months of 2020 were primarily comprised of net losses on common stocks ($611.0) and equity warrants and options ($111.3) and a non-cash loss recorded from classifying Fairfax Africa as held for sale ($164.0), partially offset by net gains on long equity total return swaps ($39.0).
Net gains on long equity exposures of $11.4 in the third quarter of 2019 were primarily comprised of net gains on common stocks ($39.3), partially offset by net losses on convertible bonds ($20.6). Net gains on long equity exposures of $961.8 in the first nine months of 2019 were primarily comprised of net gains on common stocks ($694.1), the deconsolidation of Grivalia Properties ($171.3), equity warrant forward contracts ($65.2) and equity warrants and call options ($50.6). The company's short equity exposures and equity hedges produced net losses of $168.2 and $390.6 in the third quarter and first nine months of 2020 (2019 - net losses of $17.9 and net gains of $109.1).
Within the interim consolidated financial statements for the three and nine months ended September 30, 2020, refer to note 7 (Short Sales and Derivatives) for details of the company's equity total return swaps, and note 16 (Financial Risk Management, under the heading "Market Price Fluctuations") for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.
Bonds: Net gains on bonds of $42.6 in the third quarter of 2020 (2019 - $62.3) were primarily comprised of net gains on corporate and other bonds ($38.2) and U.S. states and municipalities ($11.7), partially offset by net losses on U.S. treasury bonds ($13.5). Net gains on bonds of $450.4 in the first nine months of 2020 (2019 - $211.4) were primarily comprised of net gains on corporate and other bonds ($367.0), U.S. treasury bonds ($28.3) and India government bonds ($22.5), partially offset by net losses on U.S. state and municipal bonds ($1.9).
Net gains on bonds of $62.3 in the third quarter of 2019 were primarily comprised of net gains on corporate and other bonds ($62.5), U.S. state and municipal bonds ($12.3) and U.S. treasury bonds ($8.1), partially offset by net losses on India government bonds ($8.7). Net gains on bonds of $211.4 in the first nine months of 2019 were primarily comprised of net gains on corporate and other bonds ($71.2, inclusive of net losses on EXCO bonds), U.S. treasury bonds ($62.0), U.S. state and municipal bonds ($59.0) and India government bonds ($16.6).
To economically hedge its exposure to interest rate risk (primarily exposure to long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company holds forward contracts to sell long dated U.S. treasury bonds. The U.S. treasury bond forwards produced net losses of $1.2 and $110.7 in the third quarter and first nine months of 2020 (2019 - net losses of $50.1 and $108.7).
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net losses of $8.3 and net gains of $0.3 in the third quarter and first nine months of 2020 (2019 - net gains of $13.1 and $4.4). During the third quarter and first nine months of 2020 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and United Kingdom with notional amounts of $3,506.3 and $25,171.4 matured. Refer to note 7 (Short Sales and Derivatives, under the heading "CPI-linked derivative contracts") to the interim consolidated financial statements for the three and nine months ended September 30, 2020 for further details.
Foreign currency: Net gains on foreign currency in the third quarter of 2020 of $83.5 (2019 - net losses of $90.8) was comprised of foreign currency net gains on investing activities of $74.2 (principally related to strengthening of the Canadian dollar and euro relative to the U.S. dollar) and foreign currency contracts of $11.2, partially offset by foreign currency net losses on underwriting activities of $1.9. Net losses on foreign currency in the first nine months of 2020 of $22.8 (2019 - $80.0), was comprised of foreign currency net losses on investing activities of $8.3 (principally related to strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound) and net losses on foreign currency contracts of $16.0, partially offset by foreign currency net gains on underwriting activities of $1.5.
Net gains (losses) on investments for the three and nine months ended September 30, 2020 and 2019 for each of the insurance and reinsurance operations, run-off operations, Non-insurance companies reporting segment, and Corporate and Other, were comprised as shown in the following tables:
Quarter ended September 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)(2)	39.2	13.6	23.3	(18.4)	(26.3)	(24.9)	(1.8)	5.6	10.3	(4.4)	(12.8)	19.5	12.6
Short equity exposures(1)	—	(82.4)	(85.7)	—	—	—	—	(0.1)	(168.2)	—	—	—	(168.2)
Bonds(1)	16.8	25.0	16.2	(2.9)	(1.1)	23.7	1.3	12.0	91.0	0.7	(33.1)	(16.0)	42.6
U.S. treasury bond forwards	—	(0.5)	(0.8)	—	0.1	—	—	—	(1.2)	—	—	—	(1.2)
Preferred stocks	1.9	2.8	0.8	0.5	0.7	2.1	—	(0.5)	8.3	—	—	—	8.3
CPI-linked derivatives	(0.8)	(3.8)	(0.3)	(0.8)	—	—	—	(1.8)	(7.5)	—	—	(0.8)	(8.3)
Foreign currency	4.9	1.5	4.5	2.4	24.0	11.2	13.4	1.6	63.5	1.4	10.1	8.5	83.5
Other	0.2	6.1	(1.3)	(0.6)	0.2	(0.8)	0.7	2.9	7.4	0.5	(2.8)	(1.7)	3.4
Net gains (losses) on investments	62.2	(37.7)	(43.3)	(19.8)	(2.4)	11.3	13.6	19.7	3.6	(1.8)	(38.6)	9.5	(27.3)

Quarter ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	(19.1)	(45.2)	(31.8)	(1.6)	(9.6)	(10.8)	99.8	5.6	(12.7)	1.8	16.7	5.6	11.4
Short equity exposures(1)	—	(6.1)	(9.1)	(0.1)	—	—	—	(1.0)	(16.3)	(1.6)	—	—	(17.9)
Bonds(1)	0.5	5.1	21.6	5.8	6.0	10.4	0.4	(16.9)	32.9	16.1	12.5	0.8	62.3
U.S. treasury bond forwards	—	(4.1)	(24.8)	(8.3)	—	—	—	—	(37.2)	(12.9)	—	—	(50.1)
Preferred stocks	(0.3)	(0.3)	(0.1)	—	(0.1)	(0.4)	—	—	(1.2)	—	—	—	(1.2)
CPI-linked derivatives	1.3	5.6	0.9	1.1	1.4	—	—	2.9	13.2	0.2	—	(0.3)	13.1
Foreign currency	(6.5)	(13.2)	(7.8)	(0.7)	(15.1)	(20.7)	(14.0)	3.2	(74.8)	(16.5)	(15.1)	15.6	(90.8)
Other	0.2	(7.3)	(4.6)	(2.3)	1.6	11.2	1.0	(16.2)	(16.4)	(2.3)	0.3	(5.1)	(23.5)
Net gains (losses) on investments	(23.9)	(65.5)	(55.7)	(6.1)	(15.8)	(10.3)	87.2	(22.4)	(112.5)	(15.2)	14.4	16.6	(96.7)

Nine months ended September 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)(2)	(31.7)	(238.6)	(69.0)	(54.5)	(77.8)	(115.7)	(1.1)	(109.8)	(698.2)	(170.0)	(73.0)	131.9	(809.3)
Short equity exposures(1)	—	(164.7)	(203.8)	—	—	—	—	(13.0)	(381.5)	(9.1)	—	—	(390.6)
Bonds(1)	15.5	122.4	86.8	(7.8)	67.5	170.5	4.1	24.0	483.0	20.4	(30.8)	(22.2)	450.4
U.S. treasury bond forwards	—	(21.2)	(55.4)	(23.9)	(3.1)	—	—	—	(103.6)	(7.1)	—	—	(110.7)
Preferred stocks	(2.3)	0.3	(0.3)	(0.2)	(0.4)	(1.0)	0.8	(0.7)	(3.8)	—	—	—	(3.8)
CPI-linked derivatives	(2.0)	(1.1)	0.6	(0.2)	1.4	—	—	(0.6)	(1.9)	2.0	—	0.2	0.3
Foreign currency	(14.7)	24.1	5.0	2.3	9.5	(17.5)	(15.0)	11.9	5.6	5.3	(35.1)	1.4	(22.8)
Other	(0.2)	(3.5)	(12.8)	(0.1)	(6.9)	(7.1)	0.8	6.4	(23.4)	1.3	(10.9)	(3.2)	(36.2)
Net gains (losses) on investments	(35.4)	(282.3)	(248.9)	(84.4)	(9.8)	29.2	(10.4)	(81.8)	(723.8)	(157.2)	(149.8)	108.1	(922.7)

Nine months ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	5.8	166.1	46.5	4.4	30.1	62.1	252.3	90.2	657.5	137.7	45.4	121.2	961.8
Short equity exposures(1)	—	33.5	61.1	(0.1)	—	—	—	7.5	102.0	7.1	—	—	109.1
Bonds(1)	(41.4)	0.4	74.9	26.6	13.3	74.5	4.5	(19.5)	133.3	46.0	39.3	(7.2)	211.4
U.S. treasury bond forwards	—	(9.8)	(54.4)	(17.6)	—	—	—	—	(81.8)	(26.9)	—	—	(108.7)
Preferred stocks	4.8	3.4	3.0	1.3	1.2	5.8	—	—	19.5	0.2	—	—	19.7
CPI-linked derivatives	2.9	5.1	0.7	(0.1)	1.9	—	—	(4.2)	6.3	(0.1)	—	(1.8)	4.4
Foreign currency	(15.9)	(14.3)	1.4	2.1	(13.9)	(8.6)	(8.6)	6.5	(51.3)	(18.3)	(8.9)	(1.5)	(80.0)
Other	1.1	(30.3)	(15.1)	(5.1)	14.5	13.7	7.4	(26.8)	(40.6)	(5.8)	2.8	1.7	(41.9)
Net gains (losses) on investments	(42.7)	154.1	118.1	11.5	47.1	147.5	255.6	53.7	744.9	139.9	78.6	112.4	1,075.8
(1)    Long equity exposures, short equity exposures and bonds as presented in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
(2)    Includes an aggregate non-cash loss of $164.0 principally at Odyssey Group, Allied World, Zenith and Brit pursuant to Fairfax Africa being classified as held for sale as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Interest Expense
Consolidated interest expense for the three and nine months ended September 30, 2020 and 2019 was comprised as follows:

	Third quarter		First nine months
	2020	2019	2020	2019
Interest expense on borrowings:
Holding company	62.5	51.9	174.6	163.5
Insurance and reinsurance companies	12.0	13.8	38.5	42.8
Non-insurance companies(1)	31.2	36.6	98.5	97.9
	105.7	102.3	311.6	304.2
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.6	4.7	14.3	14.8
Non-insurance companies	10.6	14.5	32.9	36.0
	15.2	19.2	47.2	50.8

Interest expense as presented in the consolidated statement of earnings	120.9	121.5	358.8	355.0
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1, 2019.
The increase in interest expense on borrowings at the holding company in the third quarter and first nine months of 2020 principally reflected the issuance on April 29, 2020 of $650.0 principal amount of 4.625% senior notes due 2030. The increase in the first nine months of 2020 also reflected the issuance on June 14, 2019 of Cdn$500.0 principal amount of 4.23% senior notes due 2029, partially offset by the redemption on July 15, 2019 of the remaining Cdn$395.6 principal amount of 6.40% senior notes due 2021 and the effects of lower interest rates.
The decrease in interest expense on borrowings at the insurance and reinsurance companies in the third quarter and first nine months of 2020 principally reflected the deconsolidation of European Run-off and its borrowings on March 31, 2020.
The decrease in interest expense on borrowings at the non-insurance companies in the third quarter of 2020 principally reflected a lower interest rate on Fairfax India's floating rate term loan and decreased borrowings at NCML and CIG, partially offset by additional borrowings at Recipe. The increase in interest expense on borrowings in the first nine months of 2020 principally reflected the consolidation of AGT (on April 17, 2019), Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020) and additional borrowings at Recipe, partially offset by a lower interest rate on Fairfax India's term loan, decreased borrowings at NCML and CIG, and the deconsolidation of Grivalia Properties (on May 17, 2019).
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For further details of the company's borrowings refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and nine months ended September 30, 2020 and note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	Third quarter		First nine months
	2020	2019	2020	2019
Fairfax corporate overhead	27.1	37.0	135.8	104.6
Subsidiary holding companies' corporate overhead	12.9	4.4	35.4	22.1
Subsidiary holding companies' non-cash intangible asset amortization(1)	23.5	24.1	70.5	72.4
Total corporate overhead(2)	63.5	65.5	241.7	199.1
Holding company interest and dividends	(11.8)	(6.0)	(45.7)	(26.9)
Holding company share of (profit) loss of associates	(12.0)	(62.1)	95.0	(184.5)
Investment management and administration fees and other(3)	(21.4)	(35.1)	(22.8)	(108.5)
Loss on repurchase of borrowings	—	23.7	—	23.7
	18.3	(14.0)	268.2	(97.1)
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    Presented as consolidated corporate overhead in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

(3)    Presented as a consolidation elimination in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
Fairfax corporate overhead decreased to $27.1 in the third quarter of 2020 from $37.0 in the third quarter of 2019, primarily reflecting lower office expenses and charitable donations. Fairfax corporate overhead increased to $135.8 in the first nine months of 2020 from $104.6 in the first nine months of 2019, primarily reflecting increased employee compensation expenses.
Subsidiary holding companies' corporate overhead increased to $12.9 and $35.4 in the third quarter and first nine months of 2020 from $4.4 and $22.1 in the third quarter and first nine months of 2019, primarily reflecting increased corporate overhead at Allied World and Crum & Forster. The increase in the first nine months of 2020 was partially offset by decreased corporate overhead at Odyssey Group.
Subsidiary holding companies' non-cash intangible asset amortization of $23.5 and $70.5 in the third quarter and first nine months of 2020 (2019 - $24.1 and $72.4) primarily related to amortization of intangible assets at Allied World and Crum & Forster.
Excluding total return swap income of $7.5 and $14.5 in the third quarter and first nine months of 2020, holding company interest and dividends of $4.3 and $31.2 primarily related to interest income earned on cash, short term investments and bonds. Excluding total return swap income of $1.0 and $2.6 in the third quarter and first nine months of 2019, holding company interest and dividends of $5.0 and $24.3 primarily related to interest income on bonds.
Investment management and administration fees and other of $21.4 and $22.8 in the third quarter and first nine months of 2020 (2019 - $35.1 and $108.5) were primarily comprised of investment and administration fees of $34.0 and $48.1 (2019 - $35.9 and $109.3) earned from the insurance and reinsurance subsidiaries, partially offset by consolidation eliminations. The decrease in investment and administration fees in the first nine months of 2020 primarily reflected the reversal of a performance fee receivable from Fairfax India of $47.9 in the first quarter of 2020.
Share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes
For details of the provision for (recovery of) income taxes in the third quarters and first nine months of 2020 and 2019, see note 13 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
Consolidated Balance Sheet Summary
Changes to the assets and liabilities in the company's consolidated balance sheet at September 30, 2020 compared to December 31, 2019 were primarily due to the classification of Fairfax Africa as held for sale (with the exception of its investment in Atlas Mara), the deconsolidation of European Run-off on March 31, 2020 (classified as held for sale at December 31, 2019), net unrealized losses on portfolio investments as a result of the global economic disruption caused by the COVID-19 pandemic and the consolidation of Farmers Edge on July 1, 2020 and Horizon North on May 29, 2020. For details refer to note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020, and the Components of Net Earnings section of this MD&A under the heading "Run-off".
Holding company cash and investments increased to $1,153.0 ($1,095.9 net of $57.1 of holding company short sale and derivative obligations) at September 30, 2020 from $975.5 ($975.2 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019, primarily reflecting $700.0 drawn on the company's credit facility and held at the holding company, solely as a precaution, to support the insurance and reinsurance subsidiaries should it be needed as a result of the effects of the COVID-19 pandemic, and the contribution of European Run-off to a joint venture for proceeds of $599.5, partially offset by capital contributions of $1,152.2 primarily to support the underwriting plans of the insurance and reinsurance subsidiaries, common and preferred share dividends, the acquisition of the remaining shares of Brit that it did not already own for cash consideration of $220.0, and purchases of subordinate voting shares for treasury of $132.3 (for use in the company's share-based payment awards) and for cancellation of $86.9. Significant cash movements at the holding company level during the third quarter and first nine months of 2020 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity". At March 31, 2020 the company had drawn $1,770.0 million on its credit facility. On April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 and used $500.0 of the net proceeds from the offering to partially repay the amount drawn on its credit facility. An additional $300.0 was repaid in May 2020 and a further $270.0 repaid in July 2020.
Insurance contract receivables increased by $600.9 to $6,035.9 at September 30, 2020 from $5,435.0 at December 31, 2019, primarily reflecting higher insurance and reinsurance premiums receivable due to increased business volumes (principally at Odyssey Group, Allied World and Brit).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $39,865.5 ($39,713.1 net of subsidiary short sale and derivative obligations) at September 30, 2020 compared to $38,235.0 ($38,029.4 net of subsidiary short sale and derivative obligations) at December 31, 2019. The increase of $1,683.7 principally reflected net gains on bonds and a joint venture investment in RiverStone Barbados, partially offset by unrealized losses on common stocks and the classification of Fairfax Africa as held for sale, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,233.3, primarily reflecting the reinvestment of proceeds from sales and maturities of U.S. treasury and Canadian government bonds into U.S. treasury short term investments.
Bonds (including bonds pledged for short sale and derivative obligations) increased by $647.7 primarily reflecting appreciation of U.S. corporate bonds and investment of proceeds from sales and maturities of short-dated U.S. treasury bonds and net sales of India government bonds into U.S. corporate bonds, partially offset by the classification of Fairfax Africa's bonds to assets held for sale.
Common stocks decreased by $344.6 primarily reflecting net unrealized losses resulting from the global economic effects of the COVID-19 pandemic.
Investments in associates increased by $151.4 primarily reflecting a joint venture investment in RiverStone Barbados of $605.0 pursuant to the company's contribution of European Run-off to RiverStone Barbados, partially offset by share of loss of associates of $177.5 (which included non-cash impairment charges of $227.7 principally on Quess, Resolute, Atlas Mara and Astarta), the classification of Fairfax Africa's investment in associates to assets held for sale, the sale of Davos Brands and the recognition of distributions and dividends.
Derivatives and other invested assets, net of short sale and derivative obligations decreased by $8.8 primarily reflecting net unrealized losses on equity warrants, partially offset by lower net payables to counterparties to short equity total return swaps.
Recoverable from reinsurers increased by $775.1 to $9,930.9 at September 30, 2020 from $9,155.8 at December 31, 2019, primarily reflecting increased business volumes (principally at Allied World, Odyssey Group and Brit) and amounts ceded to European Run-off by Group Re and Brit that are included in recoverable from reinsurers at September 30, 2020 as a result of the deconsolidation of European Run-off whereas at December 31, 2019 those were intercompany balances that eliminated on consolidation.
Deferred income taxes increased by $236.5 to $612.4 at September 30, 2020 from $375.9 at December 31, 2019, primarily reflecting increased temporary tax differences from significant net unrealized investment losses due to the COVID-19 pandemic.
Goodwill and intangible assets increased by $2.5 to $6,196.6 at September 30, 2020 from $6,194.1 at December 31, 2019, primarily reflecting the addition of intangible assets and the consolidation of Horizon North and Farmers Edge, partially offset by the effect of foreign currency translation (principally the strengthening of the U.S dollar relative to the Canadian dollar), the classification of Fairfax Africa as held for sale and amortization of intangible assets.
Other assets decreased by $294.7 to $5,712.6 at September 30, 2020 from $6,007.3 at December 31, 2019, primarily due to the classification of Fairfax Africa as held for sale, the effect of foreign currency translation on premises and equipment, right-of-use assets and finance lease receivables, decreased income taxes refundable, and decreased working capital in the Non-insurance companies reporting segment due to the impact of COVID-19, partially offset by the consolidation of Horizon North and Farmers Edge.
Accounts payable and accrued liabilities decreased by $21.9 to $4,792.2 at September 30, 2020 from $4,814.1 at December 31, 2019, primarily due to lower payables in the Non-insurance companies reporting segment due to the impact of COVID-19, the effect of foreign currency translation on lease liabilities and the classification of Fairfax Africa as held for sale, partially offset by higher payables for securities purchased but not yet settled and the consolidation of Horizon North and Farmers Edge.
Insurance contracts payable increased by $478.6 to $3,069.6 at September 30, 2020 from $2,591.0 at December 31, 2019, primarily reflecting an increase in premiums payable to reinsurers (principally at Brit, Odyssey Group and Allied World) due to an increase in premiums ceded and timing of associated payments.
Provision for losses and loss adjustment expenses increased by $1,337.0 to $29,837.2 at September 30, 2020 from $28,500.2 at December 31, 2019, primarily reflecting COVID-19 and catastrophe losses, increased business volumes (principally at Odyssey Group and Allied World) and loss reserves assumed from, and subsequently ceded to, European Run-off which were previously eliminated on consolidation, partially offset by the impact of U.S. Run-off's continued progress settling its claims liabilities, the strengthening of the U.S. dollar relative to most foreign currencies, and net favourable prior year reserve development (principally at Odyssey Group, Zenith National and Brit).

Non-controlling interests decreased by $79.0 to $3,450.1 at September 30, 2020 from $3,529.1 at December 31, 2019, primarily reflecting non-controlling interests' share of net loss ($230.3), the acquisition of the minority interest in Brit ($189.6) and other comprehensive loss ($90.6), partially offset by the deconsolidation of European Run-off and its investments in certain of the company's non-insurance subsidiaries ($340.4), and the consolidation of Horizon North. For further details refer to note 11 (Total Equity) and note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its provision for losses and loss adjustment expenses, unearned premiums and other insurance contract liabilities, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. Float of the insurance and reinsurance operations increased by 7.2% to $22,120.0 at September 30, 2020 from $20,631.1 at December 31, 2019.

Financial Risk Management
There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at September 30, 2020 compared to those identified at December 31, 2019 and disclosed in the company’s 2019 Annual Report, other than as described in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Financial Condition
    Capital Management
For a detailed analysis, see note 16 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

    Liquidity
Holding company cash and investments at September 30, 2020 was $1,153.0 ($1,095.9 net of $57.1 of holding company short sale and derivative obligations) compared to $975.5 ($975.2 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019.
Significant cash and investment movements at the holding company level during the first nine months of 2020 included the following inflows: net borrowings from the holding company credit facility of $700.0, net proceeds from issuance of $650.0 senior notes on April 29, 2020 and the contribution of European Run-off to a joint venture for proceeds of $599.5. Significant outflows during the first nine months of 2020 included the following: capital contributions of $1,152.2 to support the underwriting plans of the insurance and reinsurance companies, common and preferred share dividends of $308.6, the acquisition of the remaining shares of Brit that the company did not already own for cash consideration of $220.0, and purchases of subordinate voting shares for treasury of $132.3 (for use in the company's share-based payment awards) and for cancellation of $86.9.
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at September 30, 2020 of $1,095.9 provides more than sufficient liquidity to meet the holding company’s remaining known obligations in 2020. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the remainder of its $2.0 billion unsecured revolving credit facility. For further details of the credit facility, refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
The holding company's remaining known significant commitments for 2020 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities, including the expected acquisition of Fairfax Africa's interest in Atlas Mara, as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020. The company may also in 2020 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).

On April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. On April 29, 2020 the company used $500.0 of the net proceeds from the offering to partially repay the amount drawn on its credit facility.
During the first nine months of 2020 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,233.3 primarily reflecting sales and maturities of short-dated U.S. treasury bonds principally reinvested into U.S. corporate bonds, partially offset by the reinvestment of the U.S. treasury bond proceeds into corporate and other short term investments.
Highlights in the first nine months of 2020 (with comparisons to the first nine months of 2019) of major components of cash flow are presented in the following table:

	First nine months
	2020	2019
Operating activities
Cash provided by operating activities before the undernoted	2,032.5	1,792.9
Net purchases of investments classified at FVTPL	(1,698.1)	(1,068.3)
Investing activities
Net sales (purchases) of investments in associates	90.8	(279.5)
Purchases of subsidiaries, net of cash acquired	—	(211.7)
Net purchases of investment property	(2.2)	(175.8)
Deconsolidation of subsidiary, net of cash divested	221.7	(41.6)
Net purchases of premises and equipment and intangible assets	(226.3)	(221.9)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	645.0	456.5
Repayments of borrowings - holding company and insurance and reinsurance companies	(0.2)	(326.7)
Net borrowings from holding company revolving credit facility	700.0	500.0
Net borrowings from revolving credit facilities - insurance and reinsurance companies	42.0	114.1
Net proceeds from borrowings - non-insurance companies	74.9	269.1
Repayments of borrowings - non-insurance companies	(61.4)	(271.9)
Net borrowings from revolving credit facilities and short term loans - non-insurance companies	74.6	86.7
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(46.9)	(41.0)
Principal payments on lease liabilities - non-insurance companies	(123.9)	(121.6)
Purchases of subordinate voting shares for treasury	(132.3)	(104.3)
Purchases of subordinate voting shares for cancellation	(86.9)	(118.0)
Issuance of subsidiary shares to non-controlling interests	—	43.2
Purchases of subsidiary shares from non-controlling interests	(244.6)	(122.2)
Sales of subsidiary shares to non-controlling interests	—	1.3
Common and preferred share dividends paid	(308.6)	(312.2)
Dividends paid to non-controlling interests	(158.2)	(188.7)
Increase (decrease) in cash and cash equivalents during the period	791.9	(341.6)
Operating activities for the nine months ended September 30, 2020 and 2019
Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $2,032.5 in 2020 from $1,792.9 in 2019, principally reflecting higher net premium collections, lower net paid losses and lower income taxes paid. Refer to the consolidated statements of cash flows and to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2020 for details of operating activities, including net purchases of investments classified at FVTPL.
Investing activities for the nine months ended September 30, 2020 and 2019
Deconsolidation of subsidiary, net of cash divested of $221.7 in 2020 reflected the contribution of European Run-off to a joint venture as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.
Net sales of investments in associates of $90.8 in 2020 primarily reflected the sale of Davos Brands and distributions received from the company's associates and joint ventures.

Net purchases of investments in associates of $279.5 in 2019 primarily reflected increased investments in Atlas (formerly Seaspan) and CSB Bank (by Fairfax India), an investment in Seven Islands (by Fairfax India), partially offset by distributions received from the company's associates and joint ventures.
Purchases of subsidiaries, net of cash acquired of $211.7 in 2019 primarily related to the acquisitions of AGT, CIG (by Fairfax Africa), Ambridge Partners (by Brit), and ARX Insurance.
Financing activities for the nine months ended September 30, 2020 and 2019
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $645.0 in 2020 reflected net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030.
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $456.5 in 2019 reflected net proceeds from the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 and the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024.
Net borrowings from holding company revolving credit facility of $700.0 in 2020 reflected the company's draw on its credit facility, solely as a precaution, to support the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic.
Net proceeds from borrowings - non-insurance companies of $269.1 in 2019 primarily reflected net proceeds from the issuance of Cdn$250.0 principal amount of 4.719% secured senior notes due May 1, 2029 by Recipe and borrowings by Boat Rocker and Thomas Cook India.
Repayment of borrowings - non-insurance companies of $271.9 in 2019 primarily reflected AGT's partial repayment of $131.8 (Cdn$175.6) of its Cdn$200.0 principal amount of 5.875% senior notes due December 1, 2021 and Recipe's early repayment of its $111.4 (Cdn$150.0) floating rate term loan due September 2, 2019.
Purchases of subordinate voting shares for treasury of $132.3 in 2020 (2019 - $104.3) were for the company's share-based payment awards.
Purchases of subsidiary shares from non-controlling interests of $244.6 in 2020 (2019 - $122.2) primarily reflected the acquisition of the remaining shares held by Brit's minority shareholder and purchases of common shares made under normal course issuer bids by Fairfax India, Fairfax Africa and Recipe. Issuance of subsidiary shares to non-controlling interests of $43.2 in 2019 primarily reflected the issuance of preferred shares by a non-insurance company.
Dividends paid to non-controlling interests of $158.2 and $188.7 in 2020 and 2019 primarily reflected dividends paid by Allied World, Brit and Recipe to their minority shareholders. Dividends paid in 2019 also included those of Grivalia Properties.

    Book Value Per Share
Common shareholders’ equity at September 30, 2020 was $11,600.8 or $442.17 per basic share compared to $13,042.6 or $486.10 per basic share at December 31, 2019, representing a decrease per basic share in the first nine months of 2020 of 9.0% (a decrease of 6.9% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2020). During the first nine months of 2020 the number of basic shares decreased primarily as a result of purchases of 293,038 subordinate voting shares for cancellation and net purchases of 302,040 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At September 30, 2020 there were 26,235,991 common shares effectively outstanding.

Following the expiry on September 29, 2020 of its then current normal course issuer bid, on September 30, 2020 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2021, to acquire up to 2,455,854 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

    Contingencies and Commitments
For a description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and nine months ended September 30, 2020.

Quarterly Data (unaudited)

	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Income	4,992.6	5,065.1	3,159.1	5,533.0	4,925.9	5,441.3	5,632.6	4,179.9
Net earnings (loss)(1)	41.8	426.3	(1,389.1)	502.7	74.4	579.5	814.6	(453.2)
Net earnings (loss) attributable to shareholders of Fairfax(1)	133.7	434.9	(1,259.3)	672.0	68.6	494.3	769.2	(477.6)
Net earnings (loss) per share(1)	$4.66	$16.00	$(47.38)	$24.62	$2.13	$17.94	$28.04	$(17.89)
Net earnings (loss) per diluted share(1)	$4.44	$15.26	$(47.38)	$23.58	$2.04	$17.18	$26.98	$(17.89)
(1)    Periods prior to 2019 have not been restated for the adoption of IFRS 16 Leases on January 1, 2019 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.
Operating results at the company’s insurance and reinsurance operations have been, and will continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.